Cash America International, Inc.
2009 Annual Report

# Staying Focused


10011806



CashAmerica®
Cash America International, Inc.

30x-21mm Jewelers Loupe


Cash America
OPEN
Cash America
Jewelry
and Loan

# Staying Focused

Anyone who's dabbled in photography, astronomy or even bird-watching understands the importance of focus. Performed adeptly, the art of focus can enhance a subject, draw in an audience or create an emotional connection with a viewer. Executed poorly, a subject blends into its surroundings, lost against the background of its environment.



1984



2009

Much the same is true of successful businesses – those focused on a clear strategic objective differentiate themselves from the competition and dominate their markets, while those who fail to pinpoint a clear direction find themselves lost in the din of a competitive marketplace.

Cash America is pleased to be a notable, laser-focused business – now for 25 years. This year, as we celebrate our 25th anniversary of leading the pawn lending and small loan industry, we commend the ability of our team and our shareholders to retain a clarity of vision toward the goal we've shared since our beginning – meeting the short-term monetary needs of those who are unbanked and/or underserved by traditional financial institutions. Much like focusing the lens of a camera or telescope, we've continually adjusted our approach as both technology and customer needs have evolved – all in order to bring customer solutions into sharper relief.

As you look through the next few pages, you'll learn more about what has made our company a leader in its field for 25 years – it's a story of unwavering focus on making sure financial options are both available and convenient for a broad spectrum of customers with varying levels of need. We're thankful that this commitment to our customers has served us well for the past quarter-century, and with the continued support of our customers, co-workers and shareholders, we proudly look ahead to the next 25 years of staying focused.


TWENTY-FIFTH ANNIVERSARY
Cash America International
25
Years
1984 2009

## CASH AMERICA INTERNATIONAL, INC.

As of December 31, 2009, Cash America International, Inc. had 1,048 total locations offering specialty financial services to consumers, including 676 pawn lending locations (including nine unconsolidated franchised locations), consisting of 500 locations operating in 22 states in the United States under the names "Cash America Pawn" and "SuperPawn," and 176 pawn lending locations, of which the Company is a majority owner, operating in 20 states in central and southern Mexico under the name "Prenda Fácil." In addition, as of December 31, 2009, the Company had 246 cash advance storefront locations operating in six states in the United States under the names "Cash America Payday Advance" and "Cashland," and 120 unconsolidated franchised and six Company-owned check cashing centers operating in 16 states in the United States under the name "Mr. Payroll." Additionally, as of December 31, 2009, the Company offered short-term cash advances over the Internet to customers in 33 states in the United States at www.cashnetusa.com, in the United Kingdom at www.quickquid.co.uk, in Australia at www.dollarsdirect.com.au and in Canada at www.dollarsdirect.ca. The Company also owns a card services business that processes cash advances on behalf of a third-party lender with balances outstanding in all 50 states and three other United States jurisdictions (Puerto Rico, Virgin Islands and Washington, D.C.) as of December 31, 2009.

Cash America common shares are listed on the New York Stock Exchange under the symbol "CSH."

## CORE PURPOSE

We provide financial solutions that help ordinary people meet their needs and pursue their dreams!

## CORE VALUES

We are family.
We strive for excellence.
We bring honor to our team.
We have fun.
We act with a servant's heart.

For more information, visit the Company's Web sites at the following:

www.cashamerica.com
www.enovafinancial.com
www.cashnetusa.com
www.quickquid.co.uk
www.dollarsdirect.com.au
www.dollarsdirect.ca
www.strikegoldnow.com
www.cashlandloans.com
www.mrpayroll.com
www.primaryinnovations.net

# Financial Highlights

| (Dollars in thousands, except per share data) | **2009** | 2008 | 2007 |
|---|---|---|---|
| **OPERATIONS** – *years ended December 31* | | | |
| Total revenue | **$1,120,390** | $1,030,794 | $929,394 |
| Income from operations before depreciation and amortization | **217,241** | 188,357 | 165,634 |
| Income from operations | **175,652** | 148,706 | 133,509 |
| Net income attributable to Cash America International, Inc. *(a)* | **$ 96,678** | $ 81,140 | $ 79,346 |
| Net income per share – Diluted | **$ 3.17** | $ 2.70 | $ 2.61 |
| Dividends per share | **$ 0.14** | $ 0.14 | $ 0.14 |
| **BALANCE SHEETS** – *at December 31* | | | |
| Earning assets | **$ 410,925** | $ 362,090 | $323,601 |
| Total assets | **1,269,655** | 1,186,510 | 904,644 |
| Total debt | **429,183** | 438,154 | 288,777 |
| Total equity | **683,199** | 579,735 | 496,602 |
| Current ratio | **4.1x** | 3.1x | 3.8x |
| Debt to equity ratio | **62.8%** | 75.6% | 58.2% |
| Return on assets *(b)* | **8.2%** | 8.1% | 9.8% |
| Return on equity *(b)* | **15.4%** | 15.1% | 17.0% |
| Net book value per common share outstanding | **$ 23.29** | $ 19.67 | $ 15.97 |
| Common shares outstanding *(c)* | **29,334,702** | 29,475,706 | 29,156,020 |

*(a) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" for amounts related to the gain on the sale of foreign notes in 2007.*

*(b) Returns based on Net Income for the 12-month period divided by the monthly average of total assets and the monthly average of total equity of the Company.*

*(c) Includes 32,601 shares, 59,295 shares and 57,040 shares in 2009, 2008 and 2007, respectively, held in the Company's Non-Qualified Savings Plan.*


Total Revenue from Continuing Operations
(in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
05
06
07
08
09


Income from Operations
(in millions)
$200
$150
$100
$50
$0
05
06
07
08
09


Earnings Per Share from Continuing Operations
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.0
05
06
07
08
09


Total Assets
(in millions)
$1,500
$1,200
$900
$600
$300
$0
05
06
07
08
09

# To my fellow shareholders


Cash America International

At this point last year, I was struggling to find the clarity and confidence I would normally rally in composing my annual message to shareholders. We had just completed a difficult year in 2008 when we joined most global businesses in suffering through a retreating economy, frozen credit markets, changing consumer behavior and a stock market reeling from value destruction not experienced since the Great Depression. In addition to this scrum of macro factors, our particular plight was further burdened by a series of unfavorable regulatory/legislative activities related to our short-term cash advance product in a few key states. Toss in a new populist administration in Washington, and you can imagine the haze covering the planning horizon for most CEOs in 2009.

A year later, the haze has lifted to reveal a macroeconomic sky the local weatherman might describe as "cloudy with occasional rays of sunshine." The world appears to have dodged the collapse of global banking institutions, and credit markets have advanced from frozen to frigid. In our primary market of the United States, the Consumer Confidence Index has bounced off the bottom of a 30-year low, and most economists are projecting modest GDP growth for 2010 and 2011 in a jobless recovery. The equity markets rightfully remain cautious under the weight of massive government spending, sovereign debt concerns and the inevitable call for growth-strangling tax increases. Plenty of macro headwinds remain, but the fear of economic Armageddon seems to have abated.

With this improving but far-from-rosy contextual backdrop, you may be surprised to learn that I am uncharacteristically upbeat about the road ahead for Cash America. The clarity and confidence I may have struggled to rally last year have returned in spades. Plenty of challenges and obstacles remain in our path, but I am more confident than ever that we have the right vision, the right strategies and the right personnel to maximize the value opportunity of our core businesses while we also pursue new opportunities to innovate and redefine our business model and the markets we serve.

**After-Tax Income from Continuing Operations**
*(in millions)*


$100
$80
$60
$40
$20
$0
05
06
07
08
09

My outlook is admittedly buoyed by the momentum we carry forward following a very successful performance in 2009. Our core U.S. pawn business outperformed expectations in 2009, with solid loan growth and a big assist from higher gold prices. The storefront cash advance business achieved an impressive rebound following the legislative/regulatory setbacks of 2008. Our international diversification strategy gained significant traction during the year with aggressive store expansion in Mexico, expansion of our online cash advance offering into Australia and Canada, and the ongoing maturation of our online business in the United Kingdom. Loss rates for our short-term unsecured cash advance products improved for the year, while delinquency and charge-off rates on credit cards and other forms of short-term consumer credit were on the rise. Also, our nascent card services business began to gain scale and add incremental earnings to our cash advance segment. Finally, our long-term shareholders enjoyed the fruits of our operational success with a gain in share value that outstripped the Dow, S&P 500 and Russell 2000.

Those of you who know me well realize that I view past accomplishments as yesterday's news. We clearly have bigger and better things to achieve in our future.

That immortal twentieth-century philosopher, Yogi Berra, is quoted as saying, "If you don't know where you are going, you might wind up someplace else." Yogi's quotes are designed to leave you scratching your head, but I get this one. I understand the importance of vision and focus, and I clearly see where

Cash America should head and how to navigate the journey. If we wind up someplace else, we will have fallen victim to either poor execution or shortsighted government interference; it won't be for lack of vision or thoughtful planning.

In last year's annual message to you, I first introduced my theory that the worldwide recession surfacing in 2007 had launched a real and lasting change in the provision of consumer credit. Gone are the days of the daily mailbox delivery of pre-approved credit cards with $10,000 limits for your children and domestic animals. Market forces – particularly driven by the mismatch of pricing and risk in the subprime mortgage market – have led to a retrenchment in credit modeling and a resulting contraction of available credit.

Government intervention in the form of new rules and regulations has accelerated the transition and exacerbated its effects. Recently passed federal legislation in the U.S. covering credit cards and overdraft protection will likely result in the unintended consequence of driving millions of consumers from their long-standing "banked" status into the unfamiliar ranks of the "underbanked." Consequently, I argue that those with the most experience serving the underbanked stand to gain a significant share of consumers.

I am hesitant to characterize this shift as permanent, as I have painfully learned in my long career that very little permanence exists in the business world. I do believe the transition of consumer status will be gradual, and the greatest opportunity will develop as the general economy recovers to pre-recession employment and consumer confidence levels. Even then, I don't expect consumers to return to their old borrow-and-spend habits. I suspect the impact of the recession will leave a lasting imprint on the psyche of the consumer, and the recent reversal we have seen in the 25-year decline of the personal savings rate will likely be sustainable for the foreseeable future.

I also expect the nomadic crowd will be seeking credit options that appear different than the products currently offered to the underbanked. These customers will astutely recognize that new options will likely be more expensive, but I doubt they will anxiously embrace the products offered by the industry over the past 25 years. Those companies currently serving the underbanked will be foolish to assume otherwise. Innovation driven by technology and sophisticated data management will be the key to meeting the needs of the new marketplace.

Our current demographic base of customers is not going away, and we will continue to leverage our skill and experience to enhance the value proposition for those customers in both the U.S. and new international markets. At the same time, we will invest in new technologies and product development in positioning ourselves to fill the void for newly disenfranchised bank customers. Navigating the minefield of nagging government interference will be an integral part of the journey, and we are prepared for that challenge.

The opportunity for us to leverage the cash flow strength of our legacy business as we redefine ourselves for the new realities of the consumer credit market has invigorated our already highly charged organization. I have argued for some time that Cash America enjoys a competitive advantage in the pursuit of an evolving marketplace. Some of our competitors can match individual strengths of our organization, but I find none that can match the breadth of our strategic presence – a presence that includes a dominant and expanding position for secured consumer lending, robust multiple delivery channels, innovative research and development capabilities, international diversification and a highly experienced management team. This combination provides us a significant edge in creating new value on your behalf.

**Quarterly Earnings Per Share**
**Continuing Operations**



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.0
Q-1
Q-2
Q-3
Q-4
05
06
07
08
09


Thank you for the confidence and trust you have placed in us.



**Daniel R. Feehan**
Chief Executive Officer and President
*February 2010*

# Staying Focused on Customer Service

Cash America has, throughout our history, consistently zeroed in on new ways to make short-term credit manageable for our customers. We know that our customers are looking for more than alternative financial options – they're also looking for a friendly face, someone who knows them and who can guide them through a process that, with traditional lending institutions, is becoming more impersonal and automated than ever before. This spotlight on customers has been the basis of our success from the beginning.

Having the right employees in place with a passionate focus on taking care of customers makes it easy to ensure that we're constantly thinking about how we can better provide financial options. Current data indicate that an estimated 60 million Americans are underserved by banks, and those numbers continue to rise in current economic conditions. Traditional lending institutions have all but ignored many of our customers, leaving them with limited options and higher prices for bank products. The foreseeable future indicates that the number of underserved will continue to grow and Cash America will work hard to meet their needs.

Our small, short-term loans provide lower-cost alternatives to increasingly high bank fees, insufficient fund charges, late fees on credit cards and penalties on delinquent accounts from utility companies or mortgage lenders. Since our customers have come to rely on us as a neighborhood financial resource, we're focused on giving them appropriate financial tools and friendly service, no matter their situations. Our loans range from a few weeks to a few months, giving customers the ability to tailor financial solutions that are right for them.







Whether for a sick child, an unexpected bill or a necessary car repair, our customers need easy access to funds – and quickly. At Cash America, we have never wavered from our focus on the product that started our business and still effectively meets the needs of our customers – the traditional pawn loan. This option has always been quick and simple. The customer brings in an item of personal property as collateral in exchange for a small, short-term loan (usually around $100). Within minutes, the customer receives a loan based on expected resale value of that property. The customer may return and pay the loan balance, plus fees and service charges, to redeem the item(s) at any point during the loan period – or the customer may allow Cash America to keep the property in satisfaction of his/her obligation, with no negative effects on personal credit scores.

Approximately 70 percent of our pawn customers redeem their collateral, but in the cases of those who don't, our retail customers then find a selection of attractively priced items. In fact, our pawn stores are bright, comfortable environments for bargains on everything from jewelry to musical instruments and electronics. Our store employees are helpful and knowledgeable, our products carry a 30-day satisfaction guarantee, and our stores offer a layaway program that requires a 10-percent down payment and small monthly installments.

Our desire to serve our customers doesn't end at the storefront. During 2009, we also used the Internet to expand our retail audience through both Craigslist® and eBay®, giving our retail customers an additional option for purchasing attractively priced specialty or collectors' items with the Cash America guarantee – in many cases without ever visiting a storefront location. The program is currently testing in pilot stores, with plans to expand during 2010.

Though the potential of new ways to serve our customers is certainly attractive, our focus remains on our customers, not merely on the tools we use to help them. Our more traditional loan products, including pawn services and storefront cash advance (or payday) loans, remain a viable option for many of our customers dealing with the challenges presented by car repairs, medical care and other unexpected bills. In 2009, we saw the addition of jewelry pawn lending, gold-buying and additional ancillary services to these storefront cash advance locations.

The cash advance loan process is also simple for our customers. They provide paperwork such as current pay stubs and bank statements in order to apply. Once they've signed a promissory note and related documents, they may also leave a personal check or an electronic payment authorization for the loan amount plus fees. At maturity, customers may choose to pay off the loan in cash or allow Cash America to deposit or electronically process their payment – usually within two weeks.

This cash advance is based on the Company's assessment of a customer's personal credit, requiring no collateral and averaging around $400. A customer with an active checking account who qualifies under our internally developed proprietary scoring models would be eligible for this alternative.

In addition, Cash America customers in 33 states can now arrange cash advances via the Internet by simply submitting an online application – courtesy of our wholly owned subsidiary CashNetUSA. Applicants are quickly notified of approval, and funds are electronically deposited into the customer's bank account, usually within 24 hours.

In 2008, CashNetUSA began testing an online installment loan product in Illinois and New Mexico, and expanded into additional states during late 2009, offering 24-hour customer service via the Internet. This concentration on combining a robust online platform with personal customer service – along with technology and analytics teams who focus on convenient loan alternatives – puts Cash America in an enviable position within our market.

Cash America's focus on customers extends even beyond providing appropriate loan options. We have also remained committed to leading the way in establishing industry "fair practices" to make cash advance products abundantly fair and equitable to the customer. Our desire is for responsible, regulated financial choices that allow our customers to decide what's best for them. Our customers seem to agree – in 2009, Cash America extended over $2.3 billion in cash advances, up from $2.1 billion in 2008.

# STAYING FOCUSED ON *Appearance*

When we began our business in 1984 with one small pawn shop in Irving, Texas, it wasn't easy to make the pawn industry look good. This oft-misperceived world, with its movie images of dimly lit, smoke-filled storefronts and corruption, lacked both focus and clarity of perception. Over the next 25 years, Cash America succeeded in revolutionizing the pawn industry with everything from store concepts and layouts to a comprehensive database for assigning collateral value – all results of homing in on customer need and enhancing industry standards.

Of course, the concept of pawn loans isn't new – pawn lenders have been around, say some historians, for more than 3,000 years. But the idea of a brightly lit, customer-focused store staffed with friendly customer service representatives who deliver consistent, knowledgeable collateral assessments was something of a novelty when we began. This is the focus that propelled Cash America to the top of our industry.

As the first publicly owned national pawn chain, we've developed a high-end, customer-focused business. We're proud to say that our traditional pawn business – now more than 675 stores strong – remains a reasonable alternative to traditional financial institutions for millions of hardworking American families. We've come a long way in expanding our industry's operations and updating public perception of pawn loans. Whether


CashAmerica






Cash America
PAWN
Cash America
CASH WHEN IT COUNTS
Cash America
DISCOUNT JEWELRY BARGAINS

we're dealing with customers, regulators, law enforcement, co-workers, the media or investors, we continue to define a new kind of pawn industry.

We've had hundreds of years of negative perceptions about the pawn industry to overcome, but our laser focus on quality has raised the entire industry to new heights. Before Cash America, the pawn industry was closely guarded, but we were the first company to raise capital, including public equity, to build a chain of pawn lending locations, the first to develop formal training systems for employees, and the first to network stores with a centralized customer database. We pinpointed what customers needed as feasible solutions to financial needs, and we've never wavered in that focus.

We also created a centralized jewelry processing center including sophisticated practices to verify gold content and confirm genuine quality of diamonds, and we developed an asset protection/loss prevention group to protect the interests of our investors and monitor operational compliance. In addition, we formalized operating practices and inventory control systems that remain unmatched in our industry.

We've always focused on challenging ourselves, and the entire industry, to attain the highest level of quality business practices. We don't want the world of pawn lending to merely grow – we want it to grow up.

**U.S. Pawn Collateral/Merchandise Mix**
*(as of December 31, 2009)*


Jewelry 58%
Electronics 19%
Musical Instruments/Other 14%
Tools 9%

# Staying Focused on *Growth*

While we at Cash America believe strongly in remaining focused on the areas in which we can achieve extraordinary results, that doesn't mean we like to sit still. On the contrary, we have a strong history of bringing our services to other markets. In 2009, we broadened our growth strategy to reach many markets in foreign countries. CashNetUSA followed its initial international expansion move into the United Kingdom in July 2007 by entering Australia in May 2009 and Canada in the fourth quarter of 2009. In December of 2008, we expanded into Mexico with the acquisition of Prenda Fácil, a 112-store chain of pawn shops located throughout 17 states in central and southern Mexico.

Cash America owns an 80-percent interest in the parent company of the Prenda Fácil chain, one of the largest privately owned chains of pawn locations in Mexico. This provides a significant lending platform in Mexico – a market representing substantial growth potential in terms of lending locations and earnings for many years to come. Prenda Fácil was our primary storefront growth vehicle in 2009, with 67 new stores opening in both new and existing markets in Mexico out of the total of 72 locations added in 2009. We anticipate opening another 50 to 60 new stores in Mexico in 2010, which would then represent 30 percent of our total pawn lending locations at the coming year-end.

The pawn business in Mexico is predominantly based on gold jewelry. This is a less complex business model than a full-scale pawn shop that Cash America operates in the United States, and Cash America has an in-depth understanding of how that business operates, given our previous ownership of similar jewelry pawn businesses in the United Kingdom and Sweden.




PRENDA
FÁCIL
CASA DE EMPEÑO
MONTEPIO


PRENDA $ FÁCIL
CASA DE EMPEÑO
MONTEPIO


STEREOS
SUPER PAWN
JEWELRY CENTRE
Summer Sizzle Sale

Traditional banking penetration in Mexico varies widely among income segments, with a clearly underserved low-income bracket. Of the approximately 14.5 million households included in lower-income segments, an estimated 10.2 million, or 75 percent, are not served by banks. Therefore, the opportunity for continued expansion in Mexico is significant. The resulting advantages for Cash America are momentous, with the potential to reap substantial benefits, and illustrate once more how Cash America fills the void created when traditional banks don't meet customer needs. As we see continued success with Prenda Fácil, we have the opportunity to leverage our experience in Mexico to pursue expansion into Central and South America, where markets and cultures are similar.

But our growth potential isn't limited to geographic boundaries; we also remain focused on growing customer interest and demand within the markets we already serve. Our domestic pawn business is expected to experience continued growth – a sagging economy, high gold prices and the tightening of credit by banks have created additional demand for the core products on which we've retained focus. In addition, our new consumer marketing campaign with a "why pay retail" message was a success targeting the Las Vegas market. In 2010, we hope to generate increased consumer traffic among a value-conscious audience as we expand the campaign into additional markets.

**Composition of Net Revenue, Net of Loan Loss Expense**
*(12 months ended December 31, 2009)*



- Pawn Service Charges 35%
- Profit on Merchandise 27%
- Cash Advance Fees, Net of Loan Losses 36%
- Check Cashing/Other 2%

Pawn-Related Total 62%

# STAYING FOCUSED ON *Community*

At the core of our organization is a spotlight on community – running our organization as a family and acting with a servant's heart. We cultivate this focus from within through our concentration on employee development, and we carry those ideals through to our relationships with customers and our commitment to the communities we serve.

Cash America has long concentrated on making a positive impact in the communities we serve. In 2009 alone, Cash America employees raised over $300,000 for the Juvenile Diabetes Research Foundation, and we were named the nonprofit's top corporate team. In addition, our employee family has supported food banks, school supply drives, scholarship funds and literacy programs across the nation. It's part of who we are.

Our corporate goal is to support all of our Cash America communities by championing missions that promote educational/financial literacy for adults, public safety initiatives, assistance for families in need, natural disaster relief programs, and support for our military and their families. With everything from financial contributions to the donation of time and personal resources, Cash America is determined to be a responsible member of every community in which we operate, on both a personal and a corporate level.


THE INCREDIBLES








UNIVERSITY
ARE THE FUTURE

Cash America's dedication to personal growth and potential begins with our more than 6,000 employees. Our employees are our most valuable investment, so we want to attract talented, enthusiastic and professional people – and once we've hired and trained them, we do everything in our power to keep them. Throughout our 25 years, we've developed a leading-edge management-training program that includes in-class instruction, partnerships with mentor managers and basic jewelry appraisal education. Our performance management tool also allows employees to design their own career paths.

Many members of our operations team also participate in Cash America University, a weeklong educational and motivational program we launched in 2004. In fact, more than 750 manager trainees, assistant managers, shop managers and market managers have taken part since the program began. By giving these co-workers a chance to interact with each other and with field support colleagues, Cash America University keeps the Company's focus top-of-mind.



Our emphasis on achieving personal potential also leads to opportunities for career growth – we promote from within whenever possible, and our compensation program allows the people who share our concentration on excellence the ability to enjoy a fulfilling career. We've zeroed in on innovative ways to make Cash America a place to foster long-term, satisfying careers.

# Staying Focused on *The Bottom Line*

Research shows that the ability to focus on a consistent strategic goal is the single most significant differentiator between productive and nonproductive companies. At Cash America, we are pleased to report that our dedicated concentration on central skills and commitment has created significant value for our shareholders. Our end-of-year numbers more fully tell that story.

Total revenue for the fiscal year ended December 31, 2009, was up almost 10 percent to $1.12 billion from just over $1.0 billion in 2008. Cash America finished fiscal year 2009 with a 19-percent increase in net income of $96,678,000 ($3.17 per share) for the 12-month period compared to $81,140,000 ($2.70 per share) in fiscal year 2008. The Company reached new all-time highs in both revenue and earnings despite the setbacks of lost cash advance markets that contributed to 2008 results. Notwithstanding the headwinds in the cash advance markets entering 2009, our online cash advance business increased its volume of loans written by 9 percent year-over-year.

Our pawn lending segment led the earnings growth in 2009 as our U.S. operations success was enhanced by the first full year of contribution from our Mexico-based pawn business. The pawn segment experienced a 10-percent growth in total revenue






CashAmerica

to $754 million and an 18-percent growth in operating income to $124 million. Pawn segment operating income comprised 71 percent of Cash America's consolidated operating income.

Our cash advance storefront lending locations recovered during 2009 due to strong customer demand and the introduction of gold-buying and jewelry pawn lending in most of our locations. Earnings growth in the cash advance segment is also attributable to improvements in loss rates on loans in both the storefront and Internet distribution channels. The increase in product demand and the lower loss rates led the cash advance segment to post a 19-percent increase in operating income to $51 million on only a 7-percent increase in total revenue, which reached $363 million in 2009.

**Total Cash Advances Written**
*(in millions, TTM December 31)*


$2,500
$2,000
$1,500
$1,000
$500
$0
05
06
07
08
09

**Total Pawn Loans Written**
*(in millions, TTM December 31)*


$800
$700
$600
$500
$400
$300
$200
$100
$0
05
06
07
08
09

# Staying Focused on *The Future*

We're pleased with the story we have to tell this year, but we're not content to pat ourselves on the back and stop here. Against a rapidly changing landscape, successful businesses must continually adjust to maintain clear focus. Opportunities for growth in revenue and earnings are abundant, correlated to customer demand for pawn loans and short-term cash advances, plus the ability to sell value-priced merchandise from unredeemed pawn loans. The expansion of Prenda Fácil and CashNetUSA, plus the addition of other online customer-centric solutions, will continue expanding our growth potential. We will introduce our new online services parent company brand, Enova Financial, for all of our online services to differentiate our business from exclusively cash advance online lenders.

Our business prospects are focused on the strength and stability of our U.S. pawn lending business and our exciting international growth opportunities – along with the significant development work we've undertaken to find new and innovative credit alternatives for our customers. We will expand our storefront operations predominantly in






CashAmerica

Mexico but also opportunistically in the United States. We will introduce online products that we expect to complement our existing product offering, while creating exciting growth potential for years to come.

In today's challenging economic climate, individuals are in need of short-term credit. Many traditional lenders of small short-term loans have retreated from this market. Cash America remains committed to filling the void to help our customers meet their needs with credit solutions that cost less than alternatives available to them.

We've spent 25 years developing our core competencies, values and solutions. We know what makes us excellent, and we've retained our clarity of vision where customer needs are concerned. We have no plans to change that focus. As long as customers have a need for reliable, short-term financial options, we will continue to pinpoint ways and means of making them available. This sustained attention to quality and leadership within our industry will reap further benefits for the customers, employees and shareholders who share our focus.

*Products and items depicted on this and preceding pages are representative of the previously owned merchandise offered for resale by Cash America. The manufacturers and producers of these items do not in any way sponsor or promote Cash America.*

# Cash America Market Coverage

Cash America Pawn, SuperPawn, Prenda Fácil, CashNetUSA, Quick Quid, Dollars Direct, Cashland and Cash America Payday Advance locations and market coverage as of December 31.

## Lending Locations

*As of December 31*

| U.S. PAWN | 2009 | 2008 | 2007 |
|---|---|---|---|
| Texas | 200 | 200 | 199 |
| Florida | 70 | 69 | 68 |
| Nevada | 28 | 26 | 27 |
| Tennessee | 22 | 22 | 22 |
| Louisiana | 21 | 20 | 20 |
| Arizona | 18 | 18 | 18 |
| Georgia | 17 | 17 | 17 |
| Missouri | 17 | 17 | 17 |
| Oklahoma | 15 | 15 | 15 |
| Illinois | 14 | 19 | 18 |
| Indiana | 13 | 13 | 13 |
| Kentucky | 10 | 10 | 10 |
| North Carolina | 10 | 10 | 10 |
| Alabama | 9 | 9 | 9 |
| Utah | 7 | 7 | 7 |
| Ohio | 6 | 6 | 6 |
| South Carolina | 6 | 6 | 6 |
| Alaska | 5 | 5 | 5 |
| Colorado | 5 | 5 | 5 |
| Washington | 5 | 5 | 5 |
| California | 1 | 1 | 1 |
| Nebraska | 1 | 1 | 1 |
| **Total U.S. Pawn** | **500** | **501** | **499** |

| MEXICO PAWN | 2009 | 2008 | 2007 |
|---|---|---|---|
| Guerrero | 22 | 14 | – |
| Estado de Mexico | 21 | 16 | – |
| Distrito Federal | 20 | 13 | – |
| Veracruz | 19 | 11 | – |
| Oaxaca | 14 | 10 | – |
| Chiapas | 12 | 8 | – |
| Jalisco | 12 | 8 | – |
| Tabasco | 12 | 11 | – |
| Guanajuato | 9 | 6 | – |
| Michoacan | 9 | 2 | – |
| Puebla | 6 | 4 | – |
| Other States | 20 | 9 | – |
| **Total Mexico Pawn** | **176** | **112** | **–** |

| CASH ADVANCE | 2009 | 2008 | 2007 |
|---|---|---|---|
| Ohio | 114 | 114 | 139 |
| Texas | 50 | 51 | 54 |
| Indiana | 31 | 32 | 32 |
| California | 23 | 23 | 33 |
| Kentucky | 16 | 16 | 16 |
| Michigan | 12 | 12 | 12 |
| Illinois | – | – | 18 |
| **Total Cash Advance** | **246** | **248** | **304** |
| **TOTAL LENDING LOCATIONS** | **922** | **861** | **803** |



British Columbia
Ontario
United Kingdom
Australia
Alaska
Hawaii
Mexico
Legend for Geographic Market Presence
Storefront and Internet Lending
Internet Lending Only
Storefront Lending Only
No Lending Activity

# Acting responsibly and serving customer needs

As a leader in the short-term cash advance industry and a member of the Community Financial Services Association of America ("CFSA"), Cash America acts as a responsible lender and applies the industry's best practices as it serves customers. These best practices include: (1) full disclosure of terms and conditions to each customer and abiding by all requirements of each state, including the Federal Truth in Lending Act; (2) compliance with all applicable laws; (3) truthful advertising; (4) encouraging customer responsibility; (5) limiting rollovers by the customer to four or the state limit, whichever is less; (6) a one-day right to rescind at no cost to the customer; (7) adherence to appropriate collection practices, including applicable provisions of the Fair Debt Collection Practices Act; (8) no threat of criminal action against a customer who is delinquent on his or her account; (9) enforcement of the industry's self-policing best practices and reporting violations to the proper authorities; (10) support for responsible legislation of the industry that incorporates these best practices; (11) offering customers an extended payment plan; (12) Internet lending licensed under state law where customers reside, where required; and (13) display of the CFSA membership seal to alert customers of the store's affiliation with the CFSA and the store's adherence to these best practices. To review a full description of these best practices, visit the CFSA's Web site at www.cfsa.net.

Cash America strives to provide its customers with borrowing options that best fit the individual customer's needs. In 2008, it is estimated that the cash advance industry served 19 million U.S. households and extended $42 billion of capital to consumers.[1] Recently, several academic research papers were published regarding the cash advance industry. The research indicates that the cash advance option is typically the lower-cost option for the customer when compared to other alternatives, provides an important source of much-needed capital from a licensed and regulated provider and enhances the welfare of the community. To review some of the more recent research papers, please refer to the Cash America Web site at www.cashamerica.com.

(1) Stephens, Inc. March 2009 estimates.

**Comparative Data**
2008 Average Insufficient Funds/Overdraft Protection Paid Per Banked Household


$600
$500
$400
$300
$200
$100
$0
$369
$542
$241
USA
States w/o Cash Advance
States with Cash Advance

*Source: Bretton Woods, Inc.; 2008 Analysis of Bank and Credit Union NSF/ODP Programs, published January 9, 2009.*

**Consumer's Choice**
A Comparison of the Alternatives: Payday Loans (PDAs) Are Cheaper; The Consumer Gravitates to the Best Deal


$60
$50
$40
$30
$20
$10
$0
$15 Fee 391% APR
$29 Fee 755% APR
$37 Fee 986% APR
$58 Fee 1449% APR
$100 Payday Advance
Overdraft Protection Fee on $100 Transaction
Credit Card Late Fee on $100 Bill
Bounced Check + NSF Merchant Fee on $100 Transaction

*Source: Community Financial Services Association of America.*

**Proud Members Of:**

Community Financial Services Association of America (CFSA)
www.cfsa.net


CFSA

Online Lenders Alliance (OLA)
www.onlinelendersalliance.org


OLA
Online Lenders Alliance

# Acting responsibly and serving customer needs

## The Issues: Myth vs. Reality

| **Myth:** | **Reality:** |
|---|---|
| Triple-Digit APR | Our loans are not annual loans; state and local laws limit renewals and refinancing. Applying an annual percentage rate, or APR, to a short-term loan is a misleading and inaccurate way to assess the product's relative cost. For every $100 borrowed, our customers pay a typical fee of $15 to $20. |
| Unregulated | Our products are regulated. We hold approximately 3,800 licenses in 35 states and abide by a number of federal laws. We work with lawmakers to provide responsible regulation that protects consumers and their access to short-term credit. |
| Cycle of Debt | While a majority of customers use our products responsibly, we offer an extended payment plan to anyone who cannot repay their loan on time and we promote financial literacy. |
| Predatory Lending | Our customers make a conscious choice to use short-term loans because it's a cheaper alternative than non-sufficient funds charges or late fees. |
| Less Expensive Options | Pilot programs introduced as short-term loan "alternatives" have either been charity-based, required government subsidies, unavailable to the general public or unsustainable. Most have different terms and fee structures and cannot meet the demand in the marketplace. |
| Targeting Poor/ Minorities | Our customers are at the heart of America's middle class – educated, hardworking people from all walks of life who earn up to $50,000 annually. |

## What the scholars say about the short-term cash advance product:

**"The default policy prescription in South Africa and much of the rest of the world (including parts of the U.S.) is to restrict access [to high-risk, high-interest credit] based on the presumption that vulnerable consumers overborrow in these markets. Our evidence casts doubt on this presumption and suggests that revealed preference carries the day: Our consumers who borrowed at 200% benefited from doing so, at least relative to their outside options."** (1)

**"Most importantly, [the study did]...not find any evidence that the net effects of expanded access to expensive consumer credit are negative."** (2)

**"Preventing or limiting the use of payday loan services only encourages borrowers to seek out and utilize less attractive alternatives that put the borrower in an even weaker financial position."** (3)

**"This study finds that the industry's proffered justifications for high service fees, and by extension high APR's, may be justified by both high store expenses and high loan losses. In addition, this study finds that payday lender profit margins are less than half that of their mainstream lending counterparts."** (4)

**"In order to provide a valuable service, payday lenders choose to keep longer business hours and operate a higher density of stores than traditional lenders such as banks. The cost of convenience is lower profitability."** (5)

(1) (2) *July 2007 study,* "Expanding Credit Access: Using Randomized Supply Decisions to Estimate the Impacts," *by Dean Karlan, Yale University, and Jonathan Zinman, Dartmouth College.*

(3) "Payday Lending and Public Policy: What Elected Officials Should Know," *by Tom Lehman, Ph.D., adjunct scholar of the Indiana Policy Review Foundation and professor of economics at Indiana Wesleyan University, August 2006.*

(4)(5) Fordham Journal of Corporate & Financial Law, *published 2007.*

## Independent studies and reports

### Regulation and Bans

**Consumers Fare Worse Under Payday Loan Bans: Research from Georgia, North Carolina and Oregon Shows Harm** by Federal Reserve Bank of New York Research Officer Donald P. Morgan and Cornell University graduate student Michael R. Strain.

**Restrictions on Payday Loans Do More Harm Than Good** by Researchers at George Mason University and Colby College.

### Pricing

**The Cost of Providing Payday Loans in a U.S. Multiline Operator Environment** by Ernst & Young.

**Payday Lending: Do Outrageous Prices Necessarily Mean Outrageous Profits?** by Aaron Huckstep, *Fordham Journal of Corporate & Financial Law.*

**Defining and Detecting Predatory Lending** by Federal Reserve Bank of New York, Staff Study.

### Demand for Short-Term Credit

**Expanding Credit Access: Using Randomized Supply Decisions to Estimate the Impacts** by Dean Karlan, Yale University, and Jonathan Zinman, Dartmouth College.

**Payday Lending: A Practical Overview of a Growing Component of America's Economy** by Consumer Credit Research Foundation.

### Payday Lending Alternatives

**2008 Fee Analysis of Bank and Credit Union Non-sufficient Funds and Overdraft Protection Programs** by Bretton Woods, Inc.

**FDIC Study of Bank Overdraft Programs** by Federal Deposit Insurance Corporation.

### Customers

**An Analysis of Consumers' Use of Payday Loans** by Gregory Elliehausen, Federal Reserve System and Financial Services Research Program.

**The Georgetown School of Business – Pawnbroking in the U.S.: A Profile of Customers** by Georgetown School of Business, Georgetown University, Credit Research Center.

## What our customers say:

"These loans are extremely important to me.... There is no way I could get a bank loan. And with no friends or family to help me, I would have been evicted from my apartment."

*–Theresa B., Texas*

"I don't mind paying fees on a short-term loan. It is usually smaller than late fees elsewhere."

*– John S., Utah*

"I'm a customer of Cash America.... Finding someone to help in this recession is a blessing. The money has helped me in the hard times since I retired."

*– Laura B., Illinois*

"I have been a customer of Payday Advance for a while now and they have saved me on a number of occasions. My carpet was flooded and [they] helped me clean up my house. When a relative passed away, I borrowed money to attend the funeral."

*– Nathan M., Texas*

"I have used Cash America Pawn when I needed money for bills, food, etc. I feel it is much better to be able to buy my things back than sell them for good."

*– Edward R., South Carolina*

"Payday loans have helped my family when we have been in a tight spot. We have no wealthy family members to ask for assistance."

*– Mary C., Missouri*


Total Return Performance
200
150
100
50
Index Value
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Cash America International, Inc.
S&P 500
Russell 2000
Cash America 2009 Peer Group*

| | Period Ending | | | | | |
|---|---|---|---|---|---|---|
| **Index** | **12/31/04** | **12/31/05** | **12/31/06** | **12/31/07** | **12/31/08** | **12/31/09** |
| Cash America International, Inc. | 100.00 | 78.38 | 159.00 | 109.91 | 93.43 | 120.11 |
| S&P 500 | 100.00 | 104.91 | 121.48 | 128.16 | 80.74 | 102.11 |
| Russell 2000 | 100.00 | 104.55 | 123.76 | 121.82 | 80.66 | 102.58 |
| Cash America 2009 Peer Group* | 100.00 | 67.30 | 112.01 | 86.08 | 56.65 | 82.81 |

** The Cash America 2009 Peer Group includes First Cash Financial Services, Inc., EZCORP, Inc., Dollar Financial Corp., QC Holdings, Inc., Advance America, Cash Advance Centers, Inc.*

*Source: SNL Financial LC, Charlottesville, VA.*


Total Lending Locations
as of December 31
1,000
900
800
700
600
500
400
300
200
100
0
05
06
07
08
09


Gross Lending Assets
(in millions, as of December 31)
$400
$350
$300
$250
$200
$150
$100
$50
$0
05
06
07
08
09
Card Services*
Cash Advances Internet*
Cash Advances Storefront*
Pawn Loans
* Gross Cash Advances includes amounts extended by third parties.


Operating Income
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
40%
30%
20%
10%
05
06
07
08
09
Operating Income
Operating Margin


Return on Assets
Continuing Operations
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
05
06
07
08
09


Return on Equity
Continuing Operations
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
05
06
07
08
09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K



[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

**OR**

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________________ to __________________

**Commission File Number 1-9733**

**CashAmerica®**

**Cash America International, Inc.**

*(Exact name of registrant as specified in its charter)*

| **Texas** | **75-2018239** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **1600 West 7th Street** **Fort Worth, Texas** | **76102 – 2599** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:
(817) 335-1100

**Securities Registered Pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $.10 par value per share | New York Stock Exchange |

**Securities Registered Pursuant to Section 12(g) of the Act:**

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter time that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☑ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| (Do not check if a smaller reporting company) | | | |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

The aggregate market value of 29,196,696 shares of the registrant's Common Stock, par value $0.10 per share, held by non-affiliates on June 30, 2009 was approximately $682,910,719.

At February 11, 2010 there were 29,551,584 shares of the registrant's Common Stock, $0.10 par value per share, issued and outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's definitive Proxy Statement pertaining to the 2010 Annual Meeting of Shareholders are incorporated herein by reference into Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

**CASH AMERICA INTERNATIONAL, INC.**

**YEAR ENDED DECEMBER 31, 2009**

**INDEX TO FORM 10-K**

**PART I**



**PART II**



**PART III**



**PART IV**

## CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of senior management of Cash America International, Inc. (the "Company") with respect to the business, financial condition and prospects of the Company. When used in this report, terms such as "believes," "estimates," "should," "could," "would," "plans," "expects," "anticipates," "may," "forecast," "project" and similar expressions or variations as they relate to the Company or its management are intended to identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties that are beyond the ability of the Company to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause the Company's actual results to differ materially from those indicated in these statements. Among the key factors that could cause the Company's actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following:

- changes in pawn, consumer credit, tax and other laws and government rules and regulations applicable to the Company's business,
- changes in demand for the Company's services,
- the continued acceptance of the internet channel by the Company's cash advance customers,
- the actions of third-parties who offer products and services to or for the Company,
- fluctuations in the price of gold,
- changes in competition,
- the ability of the Company to open new operating units in accordance with its plans,
- changes in economic conditions,
- real estate market fluctuations,
- interest rate fluctuations,
- changes in foreign currency exchange rates,
- changes in the capital markets,
- the ability to successfully integrate newly acquired businesses into the Company's operations,
- the loss of services of any of the Company's executive officers,
- the effect of any current or future litigation proceedings on the Company,
- acts of God, war or terrorism, pandemics and other events,
- the effect of any of such changes on the Company's business or the markets in which the Company operates, and
- other risks and uncertainties described in this report or from time to time in the Company's filings with the Securities and Exchange Commission (the "SEC").

The foregoing list of factors is not exhaustive and should be read together with other cautionary statements included under the caption "Risk Factors" in Item 1A of this report. New factors may emerge or changes to these factors may also occur that would impact the Company's business. If one or more events related to these or other risks or uncertainties materialize, or if management's underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. The Company disclaims any intention or obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this report. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

# PART I

## ITEM 1. BUSINESS

### Overview

Cash America International, Inc. (the "Company") provides specialty financial services to individuals through its Company-owned and franchised lending locations and check cashing centers and via the internet. These services include secured non-recourse loans, commonly referred to as pawn loans, short-term unsecured cash advances, installment loans, credit services, check cashing and related financial services. A related activity of the pawn lending operations is the disposition of collateral from unredeemed pawn loans and the liquidation of a smaller volume of merchandise purchased from third-parties or directly from customers. The Company also arranges loans for customers with independent third-party lenders through a credit services organization and operates a card services business through which the Company provides marketing and loan processing services for a third-party bank issued line of credit on certain stored-value debit cards that the bank issues and purchases a participation interest in certain line of credit receivables originated by the bank. The Company was incorporated in Texas in 1984 and has been in the business of owning and operating pawn shops for over 25 years. The Company believes it was the nation's largest provider of pawn loans and the largest operator of pawn shops in the world in 2009. As used in this report, the term "Company" includes Cash America International, Inc. and its subsidiaries, unless the context otherwise requires.

As of December 31, 2009, the Company had 1,048 total locations offering specialty financial services to its customers in the United States and Mexico. As of December 31, 2009, the Company also offered specialty financial services over the internet in the United States, United Kingdom, Canada and Australia. The Company operates in three segments: pawn lending, cash advance and check cashing.

As of December 31, 2009, the Company's pawn lending operating segment offered pawn loans through 676 total pawn lending locations, including 667 Company-owned units and nine unconsolidated franchised units, consisting of:

- 500 stores that operate in 22 states in the United States under the names "Cash America Pawn" and "SuperPawn," and
- 176 stores that operate in 20 jurisdictions in central and southern Mexico under the name "Prenda Fácil" (referred to as "Prenda Fácil"), of which the Company is a majority owner due to the December 16, 2008 acquisition (the "Prenda Fácil acquisition") by the Company of 80% of the outstanding stock of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada* ("Creazione").

As of December 31, 2009, the Company's cash advance operating segment consisted of:

- 246 cash advance storefront locations in six states in the United States operating under the names "Cash America Payday Advance" and "Cashland;"
- the Company's internet channel, which offered short-term cash advances over the internet to customers in 33 states in the United States at http://www.cashnetusa.com, in the United Kingdom at http://www.quickquid.co.uk, in Australia at http://www.dollarsdirect.com.au and in Canada at http://www.dollarsdirect.ca; and
- the Company's card services business, which processed line of credit advances on behalf of a third-party lender and had a participation interest in line of credit receivables that were processed for the lender by the Company or other third-parties and that were outstanding in all 50 states and three other U.S. jurisdictions.

As of December 31, 2009, the Company's check cashing operating segment consisted of 120 unconsolidated franchised and six consolidated Company-owned check cashing locations operating in 16 states in the United States under the name "Mr. Payroll."

**Pawn Lending Segment**

The Company offers pawn loans through its pawn lending locations in the United States and Mexico, where it began offering pawn loans in 2008. (See "Item 8. Financial Statements and Supplementary Data—Note 3" for discussion related to the Company's 2008 Prenda Fácil acquisition.) Pawn lending locations are convenient sources of consumer loans. They also sell previously-owned merchandise primarily acquired from customers who do not redeem their pawned goods. A pawn lending location may also sell items purchased from third-parties or directly from customers.

*Pawn Lending.* When receiving a pawn loan from the Company, a customer pledges personal property to the Company as security for the loan. The Company delivers a pawn transaction agreement, commonly referred to as a pawn ticket, to the customer, along with the proceeds of the loan. If the customer does not repay the loan and redeem the property, the customer forfeits the property to the Company, and the Company disposes of the property.

The Company relies on the disposition of pawned property to recover the principal amount of an unpaid pawn loan, plus a yield on the investment, because it does not have recourse against the customer for the loan. As a result, the customer's creditworthiness is not a significant factor in the loan decision, and a decision not to redeem pawned property does not affect the customer's personal credit status. Goods pledged to secure pawn loans are tangible personal property items such as jewelry, tools, televisions and other electronics, musical instruments, firearms, and other miscellaneous items. Pawn transactions can also take the form of a "buy-sell agreement" involving the actual sale of the property by the customer to the pawn lending location with the customer retaining an option to repurchase the property. Pledge and buy-sell transactions are referred to throughout this report as "pawn loans."

The Company contracts for a finance and service charge to compensate it for the use of the funds loaned and to cover direct operating expenses related to the transaction. The finance and service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction and generally ranges from 12% to 300% annually, as permitted by applicable laws. The amounts of these charges are disclosed to the customer on the pawn ticket. These finance and service charges contributed approximately 20.6% of the Company's total revenue in 2009, 17.9% in 2008 and 17.3% in 2007. The Company typically experiences seasonal growth during the third and fourth quarter of each year due to loan balance growth that occurs after the heavy repayment period of pawn loans with tax refund proceeds received by customers in the first quarter each year.

In the Company's domestic pawn operations, the Company sets the amount of a pawn loan generally as a percentage of the pledged personal property's estimated disposition value. The Company relies on many sources to determine the estimated disposition value, including its proprietary automated product valuation system, catalogs, "blue books," newspapers, internet research and its (or its employees') experience in disposing of similar items of merchandise in particular pawn lending locations. The Company does not use a standard or mandated percentage of estimated disposition value in determining the loan amount. Instead, its employees may set the percentage for a particular item and determine whether the item's disposition, if it is forfeited to the pawn lending location, would yield a profit margin consistent with the Company's historical experience with similar items. The Company holds the pledged property through the term of the loan, which, unless earlier repaid, renewed or extended, is generally one month plus an additional period (typically 30-60 days) for the customer to redeem the merchandise by paying off the loan and all accrued charges. A majority of the Company's pawn loans are either paid in full with accrued finance and service charges or are renewed or extended by the customer's payment of accrued finance and service charges. Accrued interest on loans that have passed the maturity date and the expiration of the grace period is fully reserved to the extent that the underlying collateral has not been sold. If a customer does not repay, renew or extend a pawn loan, the unredeemed collateral is forfeited to the Company and becomes merchandise available for disposition through the Company's pawn lending locations, wholesale sources, internet sales or through a major gold bullion bank. The Company does not record pawn loan losses or charge-offs because the amount advanced becomes the carrying cost of the forfeited collateral that is to be recovered through the merchandise disposition function described below.

With regard to the Company's foreign pawn operations, the principal form of collateral accepted by the Company is gold jewelry. The amount that the pawn lending location is willing to finance in a pledge of gold jewelry is typically based on a fixed amount per gram of the gold content of the pledged property. Similar to domestic operations, fluctuations in gold prices historically have affected the amount that the pawn lending location is willing to lend against an item. A sustained increase or decrease in the market price of gold can cause a related increase or decrease in the amount of the pawn lending location's loan portfolio and related finance and service charge revenue. Pawn loans at the Company's Mexico operations are generally made for a term of four weeks, with charges of approximately 150% annually. The collateral is held through the term of the loan, and, in the event that the loan is not repaid or renewed on or before maturity, the unredeemed collateral is disposed of on behalf of the customer in an effort to satisfy all fees and charges and to repay the principal amount loaned. If the proceeds from the sale are less than the outstanding loan balance, a loss is recorded for the difference at the time the collateral is sold. If the proceeds exceed the outstanding loan balance, the Company recognizes as revenue the accrued service charges and other fees related to the disposition of the item. In the event there are proceeds greater than the accrued service charges and fees, the excess amount is available to the customer if a claim is made within six months, after which any unclaimed excess amount is recognized as revenue.

For domestic and foreign pawn operations, the recovery of the amount advanced and the realization of a profit on the disposition of merchandise depends on the Company's initial assessment of the property's estimated disposition value when the pawn loan is made. While the Company has historically realized profits when disposing of merchandise, the improper assessment of the disposition value could result in the disposition of the merchandise for an amount less than the loan amount.

*Merchandise Disposition Activities.* The Company sells merchandise that pawn customers forfeit when they do not repay or renew their pawn loans. The Company sells most of this merchandise at its pawnshops, but the Company also disposes of some items through wholesale sources, over the internet, or, in the case of some gold jewelry, through a major gold bullion bank. Its pawnshops also sell used goods purchased from the general public and some new merchandise, principally accessory merchandise that complements and enhances the marketability of items such as tools, consumer electronics and jewelry. Merchandise sales are typically highest during the holiday and tax refund seasons, which occur during the first and fourth quarters of each year. Gross proceeds from merchandise disposition activities contributed approximately 44.9% of the Company's total revenue in 2009, 45.2% in 2008 and 42.7% in 2007.

The Company offers customers a 30-day satisfaction guarantee, whereby the customer can return merchandise and receive a full refund, a replacement item of comparable value or store credit. The Company provides an allowance for returns and valuation based on management's evaluation of the characteristics of the merchandise. Customers may purchase merchandise on a layaway plan under which the customer makes an initial cash deposit representing a small portion of the disposition price and pays the balance in regularly scheduled, non-interest bearing payments. The Company segregates the layaway item and holds it until the customer has paid the full disposition price. If the customer fails to make a required payment, the item is returned to general merchandise held for disposition. The layaway fee is recognized as revenue, and any amounts previously paid toward the item are returned to the customer as store credit.

**Cash Advance Segment**

*Cash Advance Activities.* The Company offers cash advance products through its cash advance storefront locations, through its internet channel and through many of its pawn lending locations. The Company also purchases a participation interest in a third-party bank's line of credit cash advances through its card services business. In addition, the Company arranges for customers to obtain cash advances from independent third-party lenders through the CSO program (as described below) in other locations. The Company's short-term cash advance products are generally offered as single payment cash advance loans. These loans generally have a loan term of seven to 45 days and are generally payable on the customer's next payday. The Company also offers an internet longer-term installment loan product that typically has an average term of four months.

The Company began offering cash advances over the internet in the United States under the name "CashNetUSA" when it acquired CashNetUSA in 2006. (See "Item 8. Financial Statements and Supplementary Data—Note 3" for further discussion related to the CashNetUSA acquisition.) The Company further expanded its internet business internationally when it began offering its short-term cash advance product online to customers in the United Kingdom in 2007 and Canada in 2009 under the names "QuickQuid" and "DollarsDirect," respectively. In addition, in 2009 the Company also began offering short-term cash advances online through an independent third-party lender in Australia under the name "DollarsDirect."

Cash advances provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by that customer's personal check or authorization to debit the customer's account via an Automated Clearing House ("ACH") transaction for the amount due. The customer may repay the cash advance in cash or by allowing the check to be presented for collection by manual deposit or an electronic debit ACH for the amount due. Collection activities are an important aspect of the cash advance product offering due to the high incidence of unpaid balances beyond stated terms. The Company operates centralized collection centers to coordinate a consistent approach to customer service and collections.

Although cash advance transactions may take the form of loans or deferred check deposit transactions, this report refers to cash advances originated both by the Company and by third-party lenders under the CSO program and the Processing Program (as described below) as "cash advances" for convenience. Cash advance fees earned by the Company contributed approximately 33.2% of the Company's total revenue in 2009, 35.4% in 2008 and 38.2% in 2007. The Company generally experiences seasonal growth in cash advance fees during the second, third and fourth quarters of each year due to loan balance growth that typically occurs after the heavy repayment period of cash advance loans with tax refund proceeds received by customers in the first quarter each year.

Customers generally use cash advances to satisfy short term needs for cash. In certain circumstances, the customer may elect an extended repayment program which provides for a schedule of periodic payments which typically range from 28 days to 180 days (subject to state guidelines) with no additional fees or charges on the loan amount. In addition, unpaid past due cash advance balances do not accrue additional fees or charges like a traditional bank loan, but may be assessed a limited number of fees for insufficient funds. Both of these customer benefits, which effectively extend the term of the credit granted to the customer, will materially reduce the Company's yield on these loans.

The Company provides a cash advance product in some markets by acting as a credit services organization on behalf of consumers in accordance with applicable state laws (the "CSO program"). Under the CSO program, the Company provides consumers with certain credit services, such as arranging loans with independent third-party lenders, assisting in the preparation of loan applications and loan documents and accepting loan payments. The Company also guarantees the customer's payment obligations in the event of default if the customer is approved for and accepts the loan ("CSO guarantees"). A customer who obtains a loan through the CSO program pays the Company a fee for the credit services ("CSO fees"). CSO fees are deferred and amortized over the term of the loan and recorded as cash advance fees in the Company's consolidated statements of income. The contingent loss on the guaranteed loans is accrued and recorded as a liability.

During the fourth quarter of 2008, the Company introduced an online longer-term installment loan product, which typically has an average term of four months. The Company records revenue from this product as cash advance fees.

In connection with the Company's card services business, the Company provides marketing and loan processing services for a third-party bank issued line of credit on certain stored-value debit cards the bank issues ("Processing Program"). The Company also acquires a participation interest in the receivables originated by the bank in connection with the Processing Program. The Company recognizes revenue from its participation interest in the receivables, as well as marketing, processing and other miscellaneous fee income generated from its card services business as cash advance fees. (See "Item 8. Financial Statements and Supplementary Data—Note 3" for further discussion related to the acquisition of the Company's card services business.)

*Allowance for Losses on Cash Advances.* In order to manage the portfolio of cash advances effectively, the Company utilizes a variety of underwriting criteria, monitors the performance of the portfolio and maintains either an allowance or accrual for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the receivables portfolio and expected losses from CSO guarantees. The allowance for losses on Company-owned cash advances offsets the outstanding cash advance amounts in the consolidated balance sheets.

With respect to CSO guarantees, if the Company collects a customer's delinquent payment in an amount that is less than the amount the Company paid to the third-party lender pursuant to the guarantee, the Company must absorb the shortfall. If the amount collected exceeds the amount paid under the guarantee, the Company is entitled to the excess and recognizes the excess amount in income. Since the Company may not always be successful in collecting delinquent amounts, the Company's cash advance loss provision includes amounts estimated to be adequate to absorb credit losses from cash advances in the aggregate cash advance portfolio, including those expected to be acquired by the Company as a result of its guarantee obligations.

With respect to the Company's card services business, losses on cash advances in which the Company has a participation interest that prove uncollectible are the responsibility of the Company. Since the Company may not be successful in the collection of these accounts, the Company's cash advance loss provision also includes amounts estimated to be adequate to absorb credit losses from these cash advances.

The Company stratifies the outstanding combined cash advance portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance for losses. It uses historical collection performance adjusted for recent portfolio performance trends to develop the expected loss rates used to establish either the allowance or accrual. Increases in either the allowance or accrual are recorded as a cash advance loss provision expense in the consolidated statements of income. The Company charges off all cash advances once they have been in default for 60 days, or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected.

Due to the short-term nature of the cash advance product and the high volume of loans written, seasonal trends are evidenced in quarter-to-quarter performance. Typically, in the normal business cycle, sequential losses, as measured by the current period loss provision as a percentage of combined loans written in the period, are lowest in the first quarter and increase throughout the year, with the final two quarters experiencing the peak levels of losses. See "Item 7. Management's Discussion and Analysis—Cash Advance Loss Provision" for additional information about the seasonality of cash advance loan losses.

See "Item 8. Financial Statements and Supplementary Data—Note 4" for further discussion related to allowance for losses.

**Check Cashing Segment**

The Company provides check cashing and other financial services through its pawn lending locations, cash advance storefront locations and through its Mr. Payroll subsidiary. Other financial services include the sale of stored-value cards, money orders and money transfers, among others.

When the Company provides a check cashing service to its customers, it charges check cashing fees based on the type and face amount of the check being cashed. The Company receives check cashing fees from both check cashing locations it owns and many of its pawn lending and cash advance storefront locations. In addition, each Mr. Payroll franchisee pays royalties to Mr. Payroll based on the gross revenues of check cashing services provided within the franchisee's facility. Aggregate check cashing fees, royalties and other income were 1.3% of the Company's total revenue in 2009, 1.5% in 2008 and 1.8% in 2007.

**Financial Information on Segments and Areas**

Additional financial information regarding the Company's revenues and assets by each of its three operating segments is provided in "Item 8. Financial Statements and Supplementary Data—Note 16."

**Operations**

A leadership management team comprised of the Chief Executive Officer, the President of the Retail Services Division, the President of the Internet Services Division, the Chief Financial Officer and the General Counsel of the Company is responsible for establishing and maintaining the strategic direction of the Company, including assessment of activities related to corporate goals and objectives. The Company's Mexico operations are managed by an advisory board of six directors.

The Company's domestic pawn lending and cash advance storefront locations have store managers who are responsible for supervising its personnel and assuring that it is managed in accordance with Company guidelines, policies and procedures. Each store manager is overseen by a Market Manager who reports to a Regional Operations Director. Each region is overseen by a Region Vice President. The Region Vice Presidents coordinate operations and strategy in the Company's pawn lending and cash advance storefront locations and report to the President of the Retail Services Division.

Each manager of the Company's foreign pawn lending locations reports to a Market Manager who then reports to a regional Operations Manager. Two senior executive officers of Prenda Fácil who collectively own 20% of Creazione that was not acquired in the Prenda Fácil acquisition oversee the Operations Managers. These two senior executive officers of Prenda Fácil then report to a six member advisory board in which they participate along with the Company's Chief Executive Officer, the President of the Retail Services Division, the Chief Financial Officer and one of the Company's Region Vice Presidents.

The operations and strategy of the Company's internet channel, which offers the Company's cash advance product, is coordinated by the officers at CashNetUSA, including Vice Presidents and Senior Vice Presidents, who report to the President of the Internet Services Division. The President of the Internet Services Division is also responsible for overseeing and managing the business of the Company's card services business, Primary Innovations, LLC ("Primary Innovations").

*Trade Names.* The Company operates its locations under the trade names "Cash America Pawn," "Cash America Payday Advance," "Cashland," "Mr. Payroll," "SuperPawn," "CashNetUSA," "QuickQuid," "DollarsDirect" and "Prenda Fácil." The Company has a number of marks that are registered with the United

States Patent and Trademark Office including, but not limited to, "Cash America," "Cashland," "SuperPawn," "CashNetUSA" and "Mr. Payroll." These trademarks have varying expiration dates. The mark "Prenda Fácil" is registered with the Mexican Industrial Property Institute. The Company believes these trademarks are of material importance to the Company and anticipates maintaining and renewing them.

*Franchises.* Each of the Company's unconsolidated franchised pawn lending and check cashing locations are subject to franchise agreements that have varying durations that are negotiated individually with each franchisee. As of December 31, 2009, the Company had nine unconsolidated franchised pawn lending locations and 120 unconsolidated franchised check cashing locations.

*Personnel.* At December 31, 2009, the Company employed 5,445 persons in its operations, of whom 516 were in executive and administrative functions. In addition to the employee count above, a third-party, Huminal, S.A. de C.V., a Mexican *sociedad anónima de capital variable* ("Huminal"), employs 603 persons who provide full-time services to Prenda Fácil.

**Future Expansion**

*Storefront Expansion*

The Company historically has expanded both by acquiring existing pawnshops and cash advance storefront locations (collectively referred to as "lending locations") and by establishing new start-up locations. The Company intends to continue to increase the number of lending locations oriented more specifically to pawn lending locations. Its business strategy is to continue expanding its lending business within its existing geographic markets and into other markets that meet its risk/reward considerations. Management believes that such expansion will continue to provide economies of scale in supervision, purchasing, administration and marketing by decreasing the overall average cost of such functions per unit owned. By concentrating multiple lending units in regional and local markets, the Company seeks to expand market penetration, enhance name recognition and reinforce marketing programs.

In December 2008, the Company completed the Prenda Fácil acquisition, allowing the Company to pursue new growth in Mexico. The Prenda Fácil acquisition initiated the first expansion into international pawn markets since the Company sold its European pawn lending business in 2004. A key strength of this acquisition is that Prenda Fácil has an established management team and infrastructure that has allowed and will continue to allow the business to rapidly expand the number of pawn lending locations primarily in central and southern Mexico in an effort to meet the needs of a large customer base. When entering new markets, the Company strives to engage strong local management that is well versed in the culture and business practices specific to the local market. For the twelve months ended December 31, 2009, Prenda Fácil established 67 new locations and closed three locations for a net increase of 64 new locations, and the Company plans to continue adding new locations in Mexico while actively evaluating further expansion into other Latin American countries.

When considering acquiring an existing lending location, the Company evaluates, among other things, the annual volume of loan transactions at that location, the carrying cost of merchandise, outstanding loan balances and lease terms of the facility or, if it is to be purchased, the facility's fair market value. When considering the startup of a new lending location, the Company evaluates the location of the prospective site, whether conditions in the surrounding community indicate a sufficient level of potential customers, and whether a suitable facility is available on acceptable terms.

After the Company has leased or acquired a suitable location and obtained the required licenses, a new pawnshop can be ready for business within four to six weeks and a new cash advance storefront location can be ready within two to four weeks. The finish-out of a new location includes the completion of counters, installation of vaults and a security system and, for pawnshop locations, the transfer of merchandise from other locations. The approximate start-up costs, which consist of the investment in property (excluding real estate) and equipment, for recently established pawn lending locations typically range from $385,000 to $410,000, with an average estimated cost per location of approximately $400,000 in 2009. The typical costs associated with start-up pawnshops in Mexico are estimated to be between $40,000 and $60,000 per shop at current exchange rates. The costs for start-up shops in Mexico are less than domestic start-up costs primarily due to the smaller size of the Mexico pawnshops and also due to lower cost of labor and materials. These start-up amounts do not include merchandise transferred from other locations, funds to advance on pawn loans and cash advances or operating expenses. The start-up costs for cash advance storefront locations in the United States have typically ranged from $75,000 to $150,000, although the Company has not added any new start-up cash advance storefront locations since 2007.

*Development of New Credit Alternatives*

Recent legislative and regulatory activity affecting the Company's short-term unsecured cash advance product has led the Company to explore new credit product alternatives to help its customers meet their short-term credit needs. While some recent legislative and regulatory actions in certain states where the Company operates has reduced the revenue per loan to levels that make the product less profitable or unattractive, these regulatory changes do not eliminate the credit needs of the Company's customers. The Company remains committed to finding new and innovative solutions to help its customers avoid higher cost alternatives, such as bounced check fees and late charges on bills, in the absence of alternatives such as the cash advance product.

Consistent with the goal of providing additional services in these markets, in late 2008 and early 2009, Cash America began gold buying services and gold-based pawn lending in many of its cash advance storefront locations. Through the addition of these services, the Company expanded its customers' available alternatives for short-term credit or cash while providing an opportunity for increased revenue and earnings. The Company plans to continue its efforts to develop and deliver ancillary financial products to its diverse and growing customer base. For example, as of December 31, 2009, 150 of the Company's cash advance storefront locations offered pawn lending and gold buying services.

The Company also acquired its card services business in 2008, which is operated under the wholly-owned subsidiary Primary Innovations. Management believes that services the Company can offer to third-party card issuers, processors and program managers could help facilitate a viable credit alternative for certain customers. The Company intends to continue developing this platform with third parties as a national distribution vehicle of alternative credit products.

*Internet Growth*

Since acquiring CashNetUSA, the Company has been actively exploring strategies to increase and enhance its internet presence, with the goal of becoming the premier internet cash advance provider. The Company continues to evaluate new markets in which to establish its internet presence, similar to its entry into the United Kingdom during 2007 and Australia and Canada during 2009. Other countries are being evaluated for expansion of the Company's short-term cash advance product and any additional expansion will be pursued when the country-specific characteristics and requirements meet the company's investment criteria. During 2008, the Company began a program with a third-party storefront cash advance company to offer short-term cash advances through an internet channel operated by the Company. Pursuant to the agreement between the parties, fees are divided between the parties and each participant is directly responsible for certain program expenses. During the fourth quarter of 2008, the Company also introduced an internet longer-term installment loan product, which typically has an average term of four months. The Company intends to continue evaluating and offering new products and services that complement its internet specialty financial services in order to meet the growing financial services needs of its customers.

*Organic Growth*

The Company has the ability to leverage its existing storefront platform for pawn, cash advance and check cashing activities to expand its operating margins and add incremental earnings through the addition of new customers. Domestically and internationally, the consumer credit market is evolving, which will create new opportunities for the Company to reach customers who have not previously considered using its traditional products and services. Also, the Company hopes to attract new customers through the offering of new products such as installment loans. The Company plans to utilize marketing and promotional campaigns to pursue new customers and to gain market share by expanding the number of customers being served through its internet and storefront operations.

The Company has developed a proprietary system that is used to monitor and collect data about the credit performance of customers who use its cash advance products. The information that the Company derives from this system aids it in the decision to provide its cash advance services to potential customers. Further, this information allows the Company to focus on both existing and potential customers who it believes are more likely to provide the Company with better credit performance. Through this approach, the Company is able to build a valuable list of consumers who both use the credit products offered and to whom the Company can market its product offerings to help fulfill the customer's credit needs.

*Expansion Considerations*

The Company's expansion program is subject to numerous unpredictable factors, such as the availability of attractive acquisition candidates or sites on suitable terms, market and regulatory conditions in the pawn or cash advance business, general economic conditions and other factors described under "Item 1A. Risk Factors." Among the primary factors that could affect the Company's future planned expansion are:

- *Statutory Requirements.* The Company's ability to add start-up locations depends on the Company's ability to obtain all necessary licenses required to open a new location. In addition, the current statutory and regulatory environment of some states renders expansion into those states impractical.
- *Availability of Real Estate.* The Company's ability to add start-up locations is subject to locating satisfactory real estate sites on terms and conditions acceptable to the Company. Factors that could limit the availability of acceptable real estate sites could include changes in general economic conditions, increases in real estate values or market rents, increases in competition for suitable real estate, changing demographics in surrounding areas, restrictive zoning or sign ordinances, limited visibility or accessibility to public streets, excessive finish-out costs and other factors.
- *Competition.* Several competing pawnshop and cash advance companies are also pursuing expansion and acquisition programs. A number of smaller companies and private equity firms have also entered the market. While the Company believes that it is the largest pawnshop operator and one of the largest cash advance operators in the United States, there can be no assurance that it will be more successful than its competitors in pursuing acquisition opportunities and securing attractive start-up locations. Increased competition could also increase prices for attractive acquisition candidates and could adversely affect the performance of potential acquisition targets.
- *Availability of Qualified Store Management Personnel.* The Company's ability to expand may also be limited by the availability of qualified store management personnel. While the Company seeks to train its existing personnel to enable those capable to assume management positions, there can be no assurance that sufficient qualified personnel will be available to satisfy the Company's needs with respect to its planned expansion.
- *Capital Requirements.* In some states, the Company is required by law to maintain a minimum amount of certain unencumbered net assets per licensed location. The Company's

expansion plans will therefore be limited in these states to the extent the Company is able to maintain these required levels of unencumbered net assets. At present, these requirements do not limit the Company's growth opportunities.

**Competition**

*Pawn Lending Operations*

The pawnshop industry in the United States remains very fragmented, with an estimated 11,000 to 15,000 stores nationwide operating in 2009 that were owned primarily by independent operators and, to a lesser extent, by publicly-traded companies. The Company believes that it is the largest operator of pawnshops in the world. The three largest publicly-traded pawnshop companies (including our Company) operated approximately 1,000 total pawnshops in the United States in 2009. During 2009, the Company was the largest publicly-traded pawnshop operator in the United States. Management continues to believe that this high fragmentation of the pawn industry is due in part to the lack of qualified management, lack of adequate financial controls and reporting systems, and the lack of financial resources. Management believes that the Company can achieve economies of scale and increased operating efficiencies by increasing the number of stores under operation and utilizing modern point-of-sale systems and proven operating methods. Management believes that the principal competitive factors in the pawnshop industry are location, quality customer service, and the ability to loan competitive amounts at competitive rates.

The pawnshop industry in Mexico is still in the expansion stage, and remains substantially less developed than it is in the United States. In addition, the industry is fragmented, but less so than in the United States. There has been significant growth in the number of pawnshops servicing Mexico over the last several years to an estimated 4,500 licensed locations operating in 2009. These locations are owned by independent operators and chains, including some owned by not-for-profit organizations and publicly-traded companies such as our Company. A large percentage of the population in Mexico is unbanked (or do not have a relationship with a bank) or underbanked (or have limited banking or financial services) and has limited access to consumer credit. The Company anticipates significant opportunity for growth in the number of locations in Mexico due to the large number of potential customers underserved through traditional credit providers and the limited number of large pawnshop operators in the country.

*Cash Advance Operations*

The Company offers cash advance loans via its internet channel and in most of its storefront locations. According to the Community Financial Services Association, industry analysts estimate that there are approximately 22,000 cash advance storefront locations across the United States. While the cash advance industry grew significantly during the 1990's into the early 2000's with the addition of new storefront locations, the storefront growth has begun to contract in the past few years. This is due in part to changes in laws and regulations governing cash advances in various states. As a result, management believes that opportunities in the United States for growth are limited at the storefront level and has elected to concentrate its efforts on the internet channel for growth in its cash advance business. While management believes that the Company is a major provider in the distribution of the cash advance product via the internet, it is difficult to determine exactly how much of the market it provides since most other significant providers are privately held. Management believes that the principal competitive factors in the cash advance industry are customer service, convenience, customer acquisition and location.

In addition to cash advance lenders, the Company also competes with financial institutions, such as banks and consumer finance companies, which generally lend on an unsecured as well as a secured basis. Other lenders may and do lend money on terms more favorable than those offered by the Company.

**Regulation**

The Company's operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. (For a geographic breakdown of operating locations, see "Item 2. Properties.")

*Recent Regulatory Developments.*

Legislation permitting short-term unsecured cash advances, or payday lending, in Arizona is scheduled to expire on July 1, 2010. While there is currently a bill that has been proposed in the Arizona legislature that would extend this law, the legislature may not renew the legislation or could modify it in a manner that would affect the Company's short-term unsecured cash advance operations in that State. The Company currently offers short-term unsecured cash advances over the internet and through its storefront lending locations in Arizona.

The State of Washington recently passed legislation that became effective on January 1, 2010 that sets a maximum loan amount for short-term unsecured cash advance loans that may be loaned to an individual by all lenders in that state. The Company is still evaluating the effects of such legislation and expects that it will reduce the volume of short-term unsecured cash advance loans in the State of Washington.

On July 26, 2008, the Pennsylvania Department of Banking issued a notice announcing a "change in policy," effective February 1, 2009. The notice concluded that out-of-state lenders such as the Company were lending "in" Pennsylvania. Accordingly, the notice purported to subject such lenders to the licensing requirements of the Pennsylvania Consumer Discount Company Act (the "CDCA"), which sets the maximum permissible interest at a level well below the interest rate the Company charges on its internet cash advance loans. On January 8, 2009, the Company brought suit against the Pennsylvania Department of Banking in the Pennsylvania Commonwealth Court, arguing that the notice was invalid because it was adopted in violation of applicable procedural requirements and because it conflicted with the plain language of the CDCA. As a part of these proceedings, the Pennsylvania Department of Banking filed a counterclaim against the Company seeking a declaratory judgment that the Company's internet lending activities to Pennsylvania consumers is not authorized by Pennsylvania law, however, the Pennsylvania Department of Banking represented that it had "no intent to pursue a retroactive financial remedy" against the Company or any similarly situated lender for loans made prior to the date of the ultimate decision in this case. On July 10, 2009, the Commonwealth Court issued its decision in favor of the Pennsylvania Department of Banking, and in response thereto, the Company filed an appeal of this decision and ceased originating new loans in Pennsylvania until a final decision on this appeal has been rendered. If this decision is not overturned, the Company anticipates a permanent discontinuation of its internet cash advance product in that state.

In May 2009, Minnesota adopted changes to its law governing short-term cash advances. The changes to the law cover the Company's internet cash advance product offered in Minnesota and became effective on August 1, 2009. The revised law has caused a material reduction in the economics of the Company's internet offering in Minnesota, and, in anticipation of this change, the Company decreased the number of cash advance loans extended to customers in Minnesota in the last half of 2008 and in 2009. The Company has continued offering internet cash advances to qualified customers in that state and management will be closely monitoring the economic viability of continuing to offer internet cash advances in Minnesota.

In June 2008, the Governor of Ohio signed into law legislation that capped the annual percentage rate, as defined in the statute, for certain cash advance loans offered to consumers in that state at 28%, which effectively eliminated the profitability of the existing short-term unsecured cash advance product in Ohio. When this new law became effective in the fourth quarter of 2008, the Company's internet business and its Ohio storefronts, including the remaining Ohio Cashland locations, began offering customers short-term unsecured cash advance loans under the Ohio Second Mortgage Loan statute ("OMLA"), an alternate, consumer lending statute in Ohio. Currently, the Company offers short-term unsecured cash advances in its Ohio storefront locations under the OMLA statute and offers a third-party lender's short-term unsecured cash advance product to internet customers through a credit services organization under the Company's CSO program (which is more fully described under the "Cash Advance Activities" section above). In addition, most of the remaining Ohio Cashland locations also began offering gold buying services during the fourth quarter of 2008 and began offering pawn loans collateralized by jewelry during the first quarter of 2009.

None of the foregoing developments, individually or in the aggregate, is expected to have a material impact on the Company's consolidated total revenue.

*Pawnshop Regulations*

The Company's pawn lending locations are regulated by the states in which they are located, and generally must be licensed by the state. The statutes and regulations applicable to pawn lending locations vary from state to state. In general, however, these statutes and regulations establish licensing requirements for pawnbrokers and pawn lending locations and regulate various aspects of the pawn loan, such as the service charges and interest rates that a pawn lending location may charge, the maximum amount of a pawn loan, the minimum and/or maximum term of a pawn loan, the content and format of the pawn ticket, and the length of time after a loan default that a pawn lending location must hold a pawned item before disposing of it. Some states require that pawn borrowers be notified before their pawned items can be offered for sale. Failure to observe a state's legal requirements for pawnbroking could result, among other things, in a loss of pawn licenses in that state, the imposition of fines or refunds, and other civil and/or criminal penalties. The Company must also comply with the various disclosure requirements under the Federal Truth in Lending Act (and Federal Reserve Regulation Z under that Act) in connection with disclosing the interest, fees, total payments and annual percentage rate related to each pawn loan transaction. Additional federal regulations governing pawn operations are described in "Other Regulations Affecting Lending Operations" below. Individual states and municipalities also regulate numerous other aspects of pawn lending locations' operations.

Many of the Company's pawn lending locations are also subject to municipal ordinances that may require, for example, local licenses or permits and specified recordkeeping procedures, among other things. Most of the Company's pawn lending locations voluntarily, or pursuant to applicable laws, provide to a law enforcement department having jurisdiction daily information on all transactions involving pawn loans and over-the-counter purchases. These information reports are designed to provide local law enforcement with a detailed description of the goods involved, including serial numbers (if any) and the name and address of the owner obtained from a valid identification card. This information is provided to local law enforcement agencies for processing to determine conflicting claims of rightful ownership. The Company also voluntarily participates with other pawn lenders to provide similar information to a national database available to law enforcement in multiple jurisdictions. Goods held to secure pawn loans or goods purchased that are determined to belong to an owner other than the borrower or seller are subject to recovery by the rightful owner. However, the Company historically has not experienced a material number of claims of this nature, and the claims experienced have not had a material adverse effect on the Company's results of operations.

Each pawn lending location that handles firearms must comply with the Brady Handgun Violence Prevention Act (the "Brady Act"). The Brady Act requires that federally licensed firearms dealers conduct a background check in connection with any disposition of handguns. In addition, the Company must comply with the regulations of the U.S. Department of Justice–Bureau of Alcohol, Tobacco and Firearms that require each pawn lending location dealing in guns to maintain a permanent written record of all receipts and dispositions of firearms.

Mexico law provides for administrative regulation of pawnshops such as the Prenda Fácil shops, which are organized as Multiple Purpose Financial Entities (*Sociedades Financieras de Objeto Múltiple* or "SOFOMS"). SOFOMS are subject to regulation by the National Commission for the Protection and Defense of Financial Services Users ("CONDUSEF"). CONDUSEF regulates the form of pawn loan contracts, consumer disclosures and certain operating procedures of SOFOMS with such regulations pertaining primarily to adequate disclosure of the terms of borrowing. Neither CONDUSEF nor the federal statute imposes interest rate caps on pawn loans. The pawn industry is subject to various regulations in the areas of tax compliance, customs, consumer protection and employment matters, among others, by various federal, state and local governmental agencies. Additionally, certain states have pawn statutes that require pawnshops to be licensed and regulate certain aspects of a pawn operation such as rate, pawn tickets and other terms of the pawn transaction. Generally, federal regulations are intended to control over the state statutes with respect to the pawn operations of SOFOMS. In addition, the Company could be subject to changes in regulations governing its pawn lending business in Mexico as discussed under "Item 1A. Risk Factors—*The Company's foreign operations are subject to political or regulatory changes or significant changes in the economic environment and other concerns.*"

*Cash Advance Regulations*

The Company offers cash advance products in most of its U.S. pawn lending locations, in all of its cash advance storefront locations and over the internet. Each state in which the Company originates cash advance products, including cash advances made online, has specific laws dealing with the conduct of this business. The same regulations generally apply to cash advances made both in storefront locations and online. These laws and regulations typically restrict the amount of finance and service charges that may be assessed and limit the customer's ability to renew or extend these cash advances. In many instances, the regulations also limit the aggregate amount that a provider may advance (and, in some cases, the number of cash advances the provider may make) to any one customer at one time. Cash advance lenders typically must be licensed by the state licensing authority in order to offer the cash advance product in that state. Some states require cash advance lenders to report their customers' cash advance activities to a state-wide database, and such lenders are generally restricted from making cash advance loans to customers who may have a certain amount of cash advances outstanding with other lenders. Certain states require that the Company be registered or licensed under state law in order to perform the administrative services that it performs for third-party lenders. Failure to observe a state's legal requirements for cash advance lending could result, among other things, in a loss of cash advance licenses in that state, the imposition of fines or customer refunds, and other civil and/or criminal penalties. The Company must also comply with the various disclosure requirements under the Federal Truth in Lending Act (and Federal Reserve Regulation Z under that Act) in connection with disclosing the interest, fees, total payments and annual percentage rate related to each cash advance transaction. The cash advance business is also subject to various laws, rules and guidelines relating to the procedures and disclosures needed for debiting a debtor's checking account for amounts due via an ACH transaction. Additionally, the Company uses the Federal Fair Debt Collection Practices Act ("FDCPA") as a guide to operating its collection activities and complies with all applicable state collection practices laws. Furthermore, with respect to online cash advances, the Company is subject to various state and federal e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures. Additional federal regulations governing cash advance businesses are described in "Other Regulations Affecting Lending Operations" below.

Short-term consumer loans have come under increased regulatory scrutiny in recent years that has resulted in increasingly restrictive regulations and legislation that makes offering such loans less profitable or unattractive to the Company. See "Item 1A. Risk Factors—Risks Related to the Company's Business and Industry—*Adverse changes in laws or regulations affecting the Company's short-term consumer loan services could negatively impact the Company's operations*" for a description of the regulations and legislation faced by the Company. While the Company, along with other leaders of the cash advance industry, opposes such overly restrictive regulation and legislation, it is possible that some combination of federal and state regulation and legislation could be enacted that could restrict or eliminate the availability of cash advance products in some or all of the states in which the Company offers the cash advance product.

In addition to the federal, state and local regulatory requirements applicable to cash advance products, the Company, as a leading member of the Community Financial Services Association of America (the "CFSA"), also adheres to the guidelines for responsible lending promulgated by the CFSA. The CFSA is a national association of responsible lenders that encourages responsible industry practices and promotes cash advance legislation and regulation to provide cash advance customers with substantive consumer protections while preserving their access to short-term credit options. The CFSA requires its members to follow the CFSA's guidelines for responsible lending, to promote responsible lending practices in the cash advance industry, and to ensure that customers have complete information about their loan and are treated fairly and in compliance with the laws applicable to their loan. Among other things, the guidelines developed by the CFSA include:

- Fully and clearly disclosing the terms of each loan, including prominent disclosure of the service fee amount as both a dollar amount and as an annual percentage rate, as required by the Federal Truth in Lending Act and applicable state laws;
- Providing customers who are unable to repay a loan according to its original terms an opportunity, at least once in a 12-month period, to repay the loan in installments over an extended period at no extra cost;
- Limiting loan rollovers (or extensions of outstanding cash advances) to four, or less if required by applicable state law;
- Requiring compliance with applicable laws, including limiting rates or fees charged to those permitted by applicable state or federal law;
- Providing customers a one-day right to rescind any cash advance transaction without incurring any additional charges;
- Encouraging consumer responsibility by promoting responsible use of cash advances;
- Collecting past due amounts in a professional, fair and lawful manner, and utilizing the FDCPA as guidance for collection activities;
- Prohibiting the taking or threatening of criminal action against a customer as a result of the customer's check being returned unpaid or the customer's account not being paid;
- Participating in self-policing the industry and reporting violations of CFSA's Best Practices to the CFSA, including agreeing to maintain and post a toll-free consumer hotline number; and
- Requiring that lenders providing payday advances through the internet must be licensed in each state where its payday advance customers reside and must comply with the disclosure, rollover, rate, and other requirements imposed by each such state, unless such state does not require the lender to be licensed or to comply with such provisions.

*Check Cashing Regulations*

The Company offers check cashing services at its Mr. Payroll branded check cashing facilities and at many of its pawn lending locations and cash advance storefront locations. Some states require check cashing companies to meet minimum bonding or capital requirements and to comply with record-keeping requirements. Some states require check cashers to be licensed and the Company maintains licenses in states where it cashes checks that require check cashing licenses. Additionally, some states have adopted ceilings on check cashing fees, which are in excess of or equal to the fees charged by the Company. Failure to observe a state's legal requirements for check cashing could result, among other things, in a loss of the check cashing license in that state, the imposition of fines or customer refunds, and other civil and/or criminal penalties. In addition to state regulations applicable to check cashing companies, the Company's check cashing activities also must comply with applicable federal regulations. The principal federal regulations governing check cashing operations include the Bank Secrecy Act, the USA PATRIOT Act and the Gramm-Leach-Bliley Act, each of which are described in "Other Regulations Affecting Lending Operations" below.

*Other Regulations Affecting Lending Operations*

Under the federal Gramm-Leach-Bliley Act and its underlying regulations as well as under various state laws and regulations relating to privacy and data security, the Company must disclose to its customers its privacy policy and practices, including those relating to the sharing of customers' nonpublic personal information with third parties. This disclosure must be made to customers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require the Company to ensure that its systems are designed to protect the confidentiality of customers' nonpublic personal information and many of these regulations dictate certain actions the Company must take to notify consumers if their personal information is disclosed in an unauthorized manner.

The Federal Equal Credit Opportunity Act ("ECOA") prohibits discrimination against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status, or age, and requires the Company to notify credit applicants of any action taken on the individual's credit application. The Company must provide a loan applicant a Notice of Adverse Action ("NOAA") when the Company denies an application for credit. The NOAA must inform the applicant of: the action taken regarding the credit application; a statement of the ECOA's prohibition on discrimination; the name and address of both the creditor and the federal agency that monitors compliance with the ECOA; and the applicant's right to learn the specific reasons for the denial of credit and the contact information for the parties the applicant can contact to obtain those reasons.

The Company is also subject to the USA PATRIOT Act under which the Company must maintain an anti-money laundering compliance program covering certain of its business activities. The program must include: (1) the development of internal policies, procedures, and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program. In addition, the U.S. Treasury Department's Office of Foreign Assets Control requires that assets and transactions involving target countries and their nationals (referred to as "specially designated nationals and blocked persons") be frozen. The Company maintains procedures to comply with theses requirements.

Under the Bank Secrecy Act and regulations of the U.S. Department of the Treasury, the Company must report transactions occurring in a single day involving currency in an amount greater than $10,000, and also must retain records for five years for purchases of monetary instruments for cash in amounts from $3,000 to $10,000. In addition, multiple currency transactions must be treated as single transactions if the financial institution has knowledge that the transactions are by, or on behalf of, any person or entity and result in either cash in or cash out totaling more than $10,000 during any one day. In addition, federal regulations require the Company to report suspicious transactions involving at least $2,000 in a single day to the Financial Crimes Enforcement Network of the Treasury Department ("FinCEN"). The regulations generally describe three classes of reportable suspicious transactions—one or more related transactions that the business knows, suspects, or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the Bank Secrecy Act, or (3) appear to serve no legitimate business or lawful purpose. Management believes that the Company's point-of-sale system, transaction monitoring systems and employee-training programs permit it to effectively comply with the foregoing requirements.

Certain subsidiaries of the Company are registered as money services businesses with the U.S. Treasury Department and must re-register with FinCEN at least every two years. The Company must also maintain a list of names and addresses of, and other information about, the Company's stores and must make that list available to any requesting law enforcement agency. The store list must be updated at least annually.

Since October 2007, federal law caps the annual percentage rate that may be charged on loans made to active duty military personnel and their immediate families at 36%. This 36% annual percentage rate cap applies to a variety of loan products, including cash advances, though it does not apply to pawn loans. The Company does not have any loan products bearing an interest rate of 36% per annum or less, as the Company believes the losses and servicing costs associated with lending to the Company's traditional customer base would exceed the revenue produced at that rate.

The Federal Fair and Accurate Credit Transaction Act ("FACTA") requires the Company to adopt written guidance and procedures for detecting, preventing, and responding appropriately to mitigate, identity theft and to adopt various coworker policies, procedures, and provide coworker training and materials, that address the importance of protecting non-public personal information and aid the Company in detecting and responding to suspicious activity, including suspicious activity which may suggest a possible identity theft red flag, as appropriate. The Company adopted a Program for Identity Theft Detection, Prevention and Mitigation in May 2009 and plans to implement the program prior to the Federal Trade Commission's revised implementation date of June 1, 2010.

Casualty insurance, including burglary coverage, is maintained for each of the Company's locations, and fidelity coverage is maintained on each of the Company's employees.

The Company's franchising activities are subject to various federal and state regulations that, among other things, mandate disclosures to prospective franchisees and other requirements.

Management of the Company believes its operations are conducted in material compliance with all federal, state and local laws and ordinances applicable to its business.

**Company and Website Information.**

The Company's principal executive offices are located at 1600 West 7th Street, Fort Worth, Texas 76102-2599, and its telephone number is (817) 335-1100.

The Company's website is located at www.cashamerica.com. Through its website, the Company provides free access to its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

**Executive Officers of the Registrant**

The Company elects its executive officers annually. The Company's executive officers, and information about each, are listed below. There is no family relationship between any of the executive officers.

| Name | Age | Position |
|---|---|---|
| Daniel R. Feehan | 59 | Chief Executive Officer and President |
| Timothy S. Ho | 29 | President – Internet Services Division |
| Dennis J. Weese | 46 | President – Retail Services Division |
| Thomas A. Bessant, Jr. | 51 | Executive Vice President – Chief Financial Officer |
| J. Curtis Linscott | 44 | Executive Vice President – General Counsel and Secretary |

*Daniel R. Feehan* has been Chief Executive Officer and President since February 2000. He served as the Company's President and Chief Operating Officer from January 1990 until February 2000, except that he served as Chairman and Co-Chief Executive Officer of Mr. Payroll Corporation from February 1998 to February 1999 before returning to the position of President and Chief Operating Officer of the Company. Mr. Feehan received a Bachelor of Business Administration degree in accounting from Texas A&M University.

*Timothy S. Ho* became President – Internet Services Division on October 1, 2008. Mr. Ho joined CashNetUSA in January 2006 as Director of Process Development, and he joined Cash America in September 2006 as Vice President of Business Development in conjunction with Cash America's acquisition of CashNetUSA. Mr. Ho served as Senior Vice President – Strategic Development-Internet Services Division from February 2008 until October 2008 where he oversaw the division's strategy, marketing and analytics. Prior to joining CashNetUSA, Mr. Ho worked in program management at GE Healthcare in Milwaukee, Wisconsin. He received a Bachelor of Science degree in Computer Science from the University of Illinois.

*Dennis J. Weese* has been the President – Retail Services Division since July 2008. He joined the Company as Executive Vice President & Chief Operating Officer – Retail Services Division in September 2007. Prior to joining the Company, Mr. Weese was Chief Operating Officer of On The Border Mexican Grill and Cantina, a restaurant company within the Brinker International family of restaurants from July 2004 until September 2007. He also served in a number of Vice President and Director Level positions at Limited Brands Inc. from May 2001 until July 2004, and with YUM! Brands, Inc. from September 1990 to May 2001. He is a graduate of the United States Military Academy at West Point, and has earned a master's degree in business administration from Auburn University and a master's degree in business management from the University of Central Texas.

*Thomas A. Bessant, Jr.* has been the Company's Executive Vice President – Chief Financial Officer since July 1998. He joined the Company in May 1993 as Vice President – Finance and Treasurer and was elected Senior Vice President – Chief Financial Officer in July 1997. Prior to joining the Company, Mr. Bessant was a Senior Manager in the Corporate Finance Consulting Services Group of Arthur Andersen & Co., S.C. in Dallas, Texas from June 1989 to April 1993. Prior to that, Mr. Bessant was a Vice President in the Corporate Banking Division of a major money center bank where he started his professional career in 1981. Mr. Bessant holds a Bachelor of Business Administration degree in accounting and finance from Texas Tech University and a Masters of Business Administration degree in finance from Vanderbilt University.

*J. Curtis Linscott* became Executive Vice President – General Counsel and Secretary in May 2006. He was appointed Vice President, General Counsel and Corporate Secretary in May 2005. Mr. Linscott joined the Company in 1995, serving as Associate General Counsel and Vice President – Associate General Counsel. Before joining the Company, he was in private law practice with Kelly, Hart & Hallman, P.C., Fort Worth, Texas, for five years. He received his law degree from the University of Kansas School of Law in 1990 and an undergraduate degree in Marketing from Kansas State University.

## Item 1A. Risk Factors

The Company's business and future results may be affected by a number of risks and uncertainties that should be considered carefully in evaluating the Company. There may be additional risks and uncertainties to those listed below that are not currently known to the Company or that management currently deems immaterial that may also impair the Company's business operations. The occurrence of one or more of the events listed below could significantly adversely affect the Company's business, prospects, financial condition, results of operations and cash flows.

**Risks Related to the Company's Business and Industry**

***Adverse changes in laws or regulations affecting the Company's short-term consumer loan services could negatively impact the Company's operations.***

The Company's products and services are subject to extensive regulation and supervision under various federal, state, local and foreign laws, ordinances and regulations. In addition, as the Company develops new products and services, it will become subject to additional federal, state, local and foreign laws, ordinances and regulations. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment against the Company of civil, monetary or other penalties. The Company faces the risk that restrictions or limitations resulting from the enactment, change, or interpretation of laws and regulations could negatively affect the Company's business activities or effectively eliminate some of the Company's current loan products.

In particular, short-term consumer loans have come under increased regulatory scrutiny in the United States in recent years that has resulted in increasingly restrictive regulations and legislation that makes offering such loans less profitable or unattractive to the Company. Regulations adopted by some states require that all borrowers of certain short-term loan products be listed on a database and limit the number of such loans a borrower may have outstanding. Other regulations adversely impact the availability of the Company's cash advance products to active duty military personnel. Legislative or regulatory activities may also limit the amount of interest and fees to levels that do not permit the offering of cash advance loans to be feasible or may limit the number of short-term loans that customers may receive or have outstanding.

Certain consumer advocacy groups and federal and state legislators have also asserted that laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of certain cash advance products to consumers, despite the significant demand for it. In particular, both the executive and legislative branches of the federal government have recently exhibited an increasing interest in debating legislation that could further regulate short-term consumer loan products. Various cash advance bills have been proposed or introduced in the U.S. Congress that could, among other things, place a cap on the effective annual percentage rate ("APR") on consumer loan transactions (which could encompass both the Company's cash advance and pawn businesses), place a cap on the dollar amount of fees that may be charged for cash advances, ban rollovers (payment of a fee to extend the term of a cash advance or other short-term financing), require the Company to offer an extended payment plan, allow for minimal origination fees for advances originated over the Internet, limit refinancings and the rates to be charged for refinancings and require cash advance lenders to be bonded. Federal bills to establish a consumer financial protection agency with broad regulatory powers over consumer credit products have also been introduced.

The Company is currently following legislative and regulatory developments in individual states where it does business. In particular, the Company is closely monitoring legislative and regulatory developments in Arizona, Ohio, Pennsylvania, Maryland and Wisconsin. See "Item 1. Business—Regulation—Recent Regulatory Developments" for additional information regarding recent developments in some of these states.

The Company cannot currently assess the likelihood of any future unfavorable federal or state legislation or regulations being proposed or enacted. Also, there can be no assurance that additional legislative or regulatory initiatives will not be enacted which would severely restrict, prohibit or eliminate the Company's ability to offer a cash advance product. Any federal or state legislative or regulatory action that severely restricts, by imposing a national APR limit on consumer loan transactions or otherwise, or prohibits cash advance and similar services, if enacted, could have a material adverse impact on the Company's business, prospects, results of operations and financial condition and could impair the Company's ability to continue current operations.

In addition to state and federal laws and regulations, the Company's business is subject to various local rules and regulations such as local zoning regulation and permit licensing. Local jurisdictions' efforts to restrict pawnshop operations and cash advance lending through the use of local zoning and permitting laws have been on the increase. Actions taken in the future by local governing bodies to require special use permits for, or impose other restrictions on pawn lending locations or cash advance lenders could have a material adverse effect on the Company's business, results of operations and financial condition.

***Media reports and public perception of short-term consumer loans as being predatory or abusive could materially adversely affect the Company's cash advance business.***

In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on short-term consumer loans. The consumer advocacy groups and media reports generally focus on the cost to a consumer for this type of loan, which is alleged to be higher than the interest typically charged by banks to consumers with better credit histories. The consumer advocacy groups and media reports do not discuss the lack of viable alternatives for our customers' borrowing needs or the comparatively higher cost to the customer when alternatives are not available, instead they characterize these short-term consumer loans as predatory or abusive despite the large customer demand for these loans. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for the cash advance products could significantly decrease, which could materially affect the Company's results of operations and financial condition. Additionally, if the negative characterization of these types of loans is accepted by legislators and regulators, the Company could become subject to more restrictive laws and regulations that could materially adversely affect the Company's financial condition and results of operations.

***A sustained deterioration in the economy could reduce demand for the Company's products and services and result in reduced earnings.***

A sustained deterioration in the economy could cause deterioration in the performance of the Company's pawn loan or cash advance portfolios and in consumer demand for pre-owned merchandise such as the merchandise sold in the Company's pawnshops. An economic slowdown could result in a decreased number of cash advance loans being made to customers due to higher unemployment or an increase in loan defaults in our cash advance products. During an economic slowdown, the Company could be required to tighten its underwriting standards, which would likely reduce cash advance balances, and could face more difficulty in collecting defaulted cash advances, which could lead to an increase in loan losses. While the credit risk for much of the Company's pawn lending is mitigated by the collateralized nature of pawn lending, a sustained deterioration in the economy could reduce the demand and resale value of pre-owned merchandise and reduce the amount that the Company could effectively lend on an item of collateral. Such reductions could adversely affect pawn loan balances, pawn loan redemption rates, inventory balances, inventory mixes and gross profit margins.

***Current and future litigation or regulatory proceedings could have a material adverse effect on the Company's business, prospects, results of operations and financial condition.***

The Company is currently subject to lawsuits that could cause it to incur substantial expenditures and generate adverse publicity. The Company is also likely to be subject to further litigation in the future. The consequences of an adverse ruling in any current or future litigation could cause the Company to have to refund fees and/or interest collected, refund the principal amount of advances, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular states. Defense of any lawsuit, even if successful, could require substantial time and attention of the Company's management and could require the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to the Company's operations. The Company is also subject to regulatory proceedings, and the Company could suffer losses from interpretations of state laws in those regulatory proceedings, even if it is not a party to those proceedings. Any of these events could have a material adverse effect on the Company's business, prospects, results of operations and financial condition.

***The Company's foreign operations are subject to political or regulatory changes or significant changes in the economic environment and other concerns.***

Significant regulatory or political changes in Mexico or changes in Mexico's economic environment could restrict the ability of the Company to sustain or expand its pawn operations in Mexico, which could materially adversely affect the Company's business, prospects, results of operations and financial condition. In Mexico, restrictions and regulations affecting pawn services, including licensing restrictions, disclosure requirements and limits on interest rates could be proposed from time to time. The Company also maintains business relationships with significant third party service providers of labor and technology services. The failure of these or other key service providers to fulfill their obligations as a result of regulatory, political, economic or other factors could disrupt the Company's operations in Mexico. In addition, the Company offers short-term unsecured cash advances, either directly or through an independent third-party lender, over the internet to customers in Australia, Canada and the United Kingdom. If political, regulatory or economic conditions deteriorate in any of these countries, the Company's ability to continue making short-term unsecured cash advance loans in such countries could be limited and could reduce the profitability of those foreign operations.

***A decreased demand for the Company's products and specialty financial services and failure of the Company to adapt to such decrease could adversely affect results of operations and financial condition.***

Although the Company's products and services are a staple of its customer base, the demand for a particular product or service may decrease due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products, the availability of competing products or changes in customers' financial conditions. Should the Company fail to adapt to a significant change in its customers' demand for, or access to, its products, the Company's revenues could decrease significantly. Even if the Company does make adaptations or introduce new products to fulfill customer demand, customers may resist or may reject products whose adaptations make them less attractive or less available. In any event, the effect of any product change on the results of the Company's business may not be fully ascertainable until the change has been in effect for some time. In particular, the Company has changed, and will continue to change, some of the cash advance operations of the Company and the products it offers.

***The failure of third-parties who provide products, services or support to the Company to maintain their products, services or support could disrupt Company operations or result in a loss of revenue.***

The Company's cash advance revenues depend in part on the willingness and ability of unaffiliated third-party lenders to make loans to customers and with other third parties to provide services to facilitate lending and loan underwriting in both the storefront and internet cash advance channels. The loss of the relationship with any of these third parties, and an inability to replace them or the failure of these third parties to maintain quality and consistency in their programs or services, could cause the Company to lose customers and substantially decrease the revenues and earnings of the Company's cash advance business. The Company makes other non-cash advance products and services provided by various third-party vendors available to its customers. If a third-party provider fails to provide its product or service or to maintain its quality and consistency, the Company could lose customers and related revenue from those products or services. The Company also uses third parties to support and maintain certain of its communication systems and computerized point-of-sale and information systems. The failure of such third parties to fulfill their support and maintenance obligations could disrupt the Company's operations.

***If the Company's allowance for losses and accruals for losses on third-party lender-owned cash advances are not adequate to absorb losses, the Company's results of operations and financial condition may be adversely affected.***

As more fully described under "Item 8. Financial Statements and Supplementary Data—Note 4," the Company utilizes a variety of underwriting criteria, monitors the performance of its cash advance portfolios and maintains either an allowance or accrual for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the receivables portfolio and expected losses from CSO guarantees. The allowance deducted from the carrying value of cash advances was $27.4 million at December 31, 2009, and the accrual for losses on third-party lender-owned cash advances was $2.9 million at December 31, 2009. These reserves are estimates, and if actual loan losses are materially greater than the Company's reserves, the Company's results of operations and financial condition could be adversely affected.

***The Company may be unable to protect its proprietary technology or keep up with that of its competitors.***

The success of the Company's business, particularly its internet business, depends to a significant degree upon the protection of its software and other proprietary intellectual property rights. The Company may be unable to deter misappropriation of its proprietary information, detect unauthorized use or take appropriate steps to enforce its intellectual property rights. In addition, competitors could, without violating the Company's proprietary rights, develop technologies that are as good as or better than its technology. The Company's failure to protect its software and other proprietary intellectual property rights or to develop technologies that are as good as its competitors' could put the Company at a disadvantage to its competitors. Any such failures could have a material adverse effect on the Company's business.

***Changes in the Company's financial condition or continued disruption in the capital markets could reduce available capital.***

The Company regularly accesses the debt capital markets to refinance existing debt obligations and to obtain capital to finance growth. Efficient access to these markets is critical to the Company's ongoing financial success; however, the Company's future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of the Company's earnings, cash flows, balance sheet quality, or overall business or industry prospects, a sustained disruption or further deterioration in the state of the capital markets or a negative bias toward the Company's industry by market participants. The current disruptions and volatility in the capital markets have caused banks and other credit providers to restrict availability of new credit facilities and require higher pricing upon renewal of existing credit facilities. The Company's ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, and the current state of the capital market may adversely affect the Company's efforts to arrange additional financing on terms that are satisfactory to the Company. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect the Company's ability to advance its strategic plans. Additionally, if the capital and credit markets continue to experience volatility and the availability of funds remains limited, third parties with whom the Company does business may incur increased costs or business disruption and this could adversely affect the Company's business relationships with such third parties.

***Failure to satisfy our debt obligations could have a material adverse effect on our business.***

As of December 31, 2009, the Company had $429.2 million total debt outstanding, including the Company's credit facilities, senior unsecured notes and 2009 Convertible Notes as more fully described under "Item 8. Financial Statements and Supplementary Data – Note 8." If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on these debt obligations or if it is in breach of the covenants contained in the debt agreements it would default under the terms of the applicable agreement or indenture. Any such default could result in an acceleration of the repayment obligations to such lenders as well as the lenders under any of its other debt agreements under applicable cross default provisions. Any such default could materially adversely affect the Company's business, prospects, results of operations and financial condition.

***Some of the Company's debt agreements contain financial covenants and other restrictions which may limit its ability to operate its business.***

Some of the Company's debt agreements contain various restrictive covenants, compliance with which is essential to continued credit availability. These restrictive covenants, among other things, restrict the Company's ability to:

- incur additional debt;
- incur or permit certain liens to exist;

- make certain investments;
- merge or consolidate with, or convey, transfer, lease or dispose of all of its assets to, another company;
- make certain dispositions;
- make certain payments, including dividend payments; and
- engage in certain transactions with affiliates.

Some of the Company's debt agreements also require the Company to maintain certain financial ratios. The covenants and restrictions contained in the debt agreements could limit the Company's ability to fund its business, make capital expenditures, and make acquisitions or other investments in the future. Any failure to comply with any of these financial and other affirmative and negative covenants would constitute an event of default under the debt agreements, entitling the lenders to, among other things, terminate future credit availability under the agreement, and/or increase the interest rate on outstanding debt, and/or accelerate the maturity of outstanding obligations under that agreement. Any such default could materially adversely affect the Company's business, prospects, results of operations and financial condition.

***The Company's business depends on the uninterrupted operation of the Company's facilities, systems and business functions, including its information technology and other business systems.***

The Company's business, particularly its internet business, depends highly upon its employees' ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as internet support, call centers, and processing and making cash advances. Additionally, the Company's storefront operations depend on the efficiency and reliability of the Company's point-of-sale system. A shut-down of or inability to access the facilities in which the Company's internet operations, storefront point-of-sale system and other technology infrastructure are based, such as a power outage, a failure of one or more of its information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair its ability to perform such functions on a timely basis and could result in a deterioration of the Company's ability to write and process internet cash advances, perform efficient storefront lending and merchandise disposition activities, provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could materially adversely affect the Company's business, prospects, results of operations and financial condition.

A security breach of the Company's computer systems could also interrupt or damage its operations or harm its reputation. In addition, the Company could be subject to liability if confidential customer information is misappropriated from its computer systems. Despite the implementation of significant security measures, these systems may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of security could deter people from entering into transactions that involve transmitting confidential information to the Company's systems, which could have a material adverse effect on the Company's business.

***The Company's growth is subject to external factors and other circumstances over which the Company has limited control or that are beyond the Company's control. These factors and circumstances could adversely affect the Company's ability to grow through the opening and acquisition of new operating units.***

The Company's expansion strategy includes acquiring existing stores and opening new ones. The success of this strategy is subject to numerous external factors, such as the availability of attractive acquisition candidates, the availability of sites with acceptable restrictions and suitable terms, the Company's ability to attract, train and retain qualified store management personnel, the ability to access capital, the ability to obtain required government permits and licenses, the prevailing laws and regulatory environment of each state or jurisdiction in which the Company operates or seeks to operate, which are subject to change at any time, the degree of competition in new markets and its effect on the Company's ability to attract new customers and the ability to adapt the Company's infrastructure and systems to accommodate its growth. Some of these factors are beyond the Company's control. The failure to execute this expansion strategy would adversely affect the Company's ability to expand its business and could materially adversely affect its business, prospects, results of operations and financial condition.

***The Company's earnings and financial position are subject to changes in the value of gold. A significant or sudden decline in the price of gold could materially affect the Company's earnings.***

A significant portion of the Company's pawn loans are secured by gold jewelry. The Company's pawn service charges, sales proceeds and ability to dispose of excess jewelry inventory at an acceptable margin depend on the value of gold. A significant decline in gold prices could result in decreases in merchandise sales margins, in inventory valuations, in the value of collateral securing outstanding pawn loans, and in the balance of pawn loans secured by gold jewelry. Any such change in the value of gold could materially adversely affect the Company's business, prospects, results of operations and financial condition.

***Increased competition from banks, savings and loans, other short-term consumer lenders, and other entities offering similar financial services, as well as retail businesses that offer products and services offered by the Company, could adversely affect the Company's results of operations.***

The Company has many competitors to its core lending and merchandise disposition operations. Its principal competitors are other pawnshops, cash advance companies, credit service organizations, internet lenders, consumer finance companies and other financial institutions that serve the Company's primary customer base. Many other financial institutions or other businesses that do not now offer products or services directed toward the Company's traditional customer base, many of whom may be much larger than the Company, could begin doing so. Significant increases in the number and size of competitors for the Company's business could result in a decrease in the number of cash advances or pawn loans that the Company writes, resulting in lower levels of revenues and earnings in these categories. Furthermore, the Company has many competitors to its retail operations, such as retailers of new merchandise, retailers of pre-owned merchandise, other pawnshops, thrift shops, internet retailers and internet auction sites. Increased competition or aggressive marketing and pricing practices by these competitors could result in decreased revenues, margins and turnover rates in the Company's retail operations.

***The Company is subject to impairment risk.***

At December 31, 2009, the Company had goodwill totaling $493.5 million, consisting of $206.6 million related to the pawn lending segment, $281.5 million related to the cash advance segment and $5.3 million related to the check cashing segment, on its Consolidated Balance Sheets, all of which represent assets capitalized in connection with the Company's acquisitions and business combinations. Accounting for intangible assets requires significant management estimates and judgment. The Company may not realize the value of these intangible assets. Management performs periodic reviews of the carrying values of the intangible assets to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of an intangible asset to become impaired. Should a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge, which would adversely affect our results of operations and could also lead to our inability to comply with certain covenants in our financing documents, which could cause a default under those agreements.

***The Company's foreign operations subject the Company to foreign exchange risk.***

The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its loans to residents of Australia, Canada and the United Kingdom and its operations in Mexico. Our results of operations and certain of our intercompany balances associated with the Company's Australia, Canada, United Kingdom and Mexico loans are denominated in their respective currencies and are, as a result, exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and the Company may record significant gains or losses on the remeasurement of intercompany balances.

***The failure to successfully integrate newly acquired businesses into the Company's operations could negatively impact the Company's performance.***

The Company made significant acquisitions in 2008 involving a new product line and business model as well as a significant entry into a foreign market (Mexico). The Company has historically grown through strategic acquisitions and a key component of the Company's future strategy is to continue to pursue attractive acquisition opportunities. The success of recent and future acquisitions is, and will be, dependent upon the Company effectively integrating the management, operations and technology of acquired businesses into the Company's existing management, operations and technology platforms. The failure to successfully integrate acquired businesses into the Company's organization could materially adversely affect the Company's business, prospects, results of operations and financial condition.

***Adverse real estate market fluctuations could affect the Company's profits.***

The Company leases most of its locations. A significant rise in real estate prices or real property taxes could result in an increase in store lease costs as the Company opens new locations and renews leases for existing locations.

***Other risk factors are discussed under "Quantitative and Qualitative Disclosures about Market Risk."***

**Risks Related to the Company's Common Stock**

***The price of the Company's common stock has been volatile and could continue to fluctuate substantially.***

The Company's common stock is traded on the New York Stock Exchange. The market price of the Company's common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

- variations in results of operations;
- legislative or regulatory changes, and in particular, legislative or regulatory changes affecting the Company's cash advance operations;
- fluctuations in commodity prices;
- general trends in the industry;
- market conditions; and
- analysts' estimates and other events in the consumer finance industry.

The market price for the Company's common stock has varied between a high of $35.38 on December 31, 2009 and a low of $11.60 on March 9, 2009 in the twelve-month period ended December 31, 2009. The Company's stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in "Risks Related to the Company's Business and Industry," variations in the Company's quarterly operating results from management's expectations or those of securities analysts or investors, downward revisions in securities analysts' estimates and announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

In addition, the stock market in general has recently experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of the Company's common stock, regardless of the

Company's actual operating performance.

***Future issuances of additional shares of the Company's common stock could cause dilution of ownership interests and adversely affect the Company's stock price.***

The Company may, in the future, issue its previously authorized and unissued shares of common stock, including the potential issuance of shares of common stock upon conversion of the 2009 Convertible Notes (as more fully described under "Item 8. Financial Statements and Supplementary Data – Note 2."), resulting in the dilution of the ownership interests of the Company's shareholders. The Company is currently authorized to issue up to 80,000,000 shares of common stock, par value $0.10 per share, and as of February 11, 2010 the Company had 29,551,584 shares of common stock issued and outstanding. The potential issuance of additional shares of common stock may create downward pressure on the trading price of the Company's common stock. The Company may also issue additional shares of its common stock or other securities that are convertible into or exercisable for common stock for capital-raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of the Company's common stock.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

As of December 31, 2009, the Company owned the real estate and buildings for 11 of its pawnshop locations. The Company's headquarters are located in a nine-story building adjacent to downtown Fort Worth, Texas. The Company purchased its headquarters building in January 1992. Substantially all of the Company's other locations are leased under non-cancelable operating leases with initial lease periods of one to 15 years.

The following table sets forth, as of December 31, 2009, the number of Company-owned pawn lending and cash advance storefront locations by state, those states and other jurisdictions in which the Company has an active internet lending and card services presence (through its processing services or its participation interests in line of credit receivables), and the number of pawnshop locations in Mexico in which the Company has a majority ownership interest. The Company also operates six Company-owned Mr. Payroll check cashing locations in Texas.

| | Pawn Lending Locations | Cash Advance Storefront Locations | Internet Lending Presence | Card Services Presence |
|---|---|---|---|---|
| **United States:** | | | | |
| Alabama | 9 | - | Y | Y |
| Alaska | 5 | - | Y | Y |
| Arizona | 11 | - | Y | Y |
| Arkansas | - | - | - | Y |
| California | 1 | 23 | Y | Y |
| Colorado | 5 | - | Y | Y |
| Connecticut | - | - | - | Y |
| Delaware | - | - | Y | Y |
| Florida | 70 | - | Y | Y |
| Georgia | 17 | - | - | Y |
| Hawaii | - | - | Y | Y |
| Idaho | - | - | Y | Y |
| Illinois | 14 | - | Y | Y |
| Indiana | 13 | 31 | - | Y |
| Iowa | - | - | - | Y |
| Kansas | - | - | Y | Y |
| Kentucky | 10 | 16 | - | Y |
| Louisiana | 21 | - | Y | Y |
| Maine | - | - | Y | Y |
| Maryland | - | - | Y | Y |
| Massachusetts | - | - | - | Y |
| Michigan | - | 12 | Y | Y |
| Minnesota | - | - | Y | Y |
| Mississippi | - | - | Y | Y |
| Missouri | 17 | - | Y | Y |
| Montana | - | - | Y | Y |
| Nebraska | - | - | - | Y |
| Nevada | 27 | - | Y | Y |
| New Hampshire | - | - | - | Y |
| New Jersey | - | - | - | Y |
| New Mexico | - | - | Y | Y |
| New York | - | - | - | Y |
| North Carolina | 10 | - | - | Y |
| North Dakota | - | - | Y | Y |

| | Pawn Lending Locations | Cash Advance Storefront Locations | Internet Lending Presence | Card Services Presence |
|---|---|---|---|---|
| Ohio | 6 | 114 | Y | Y |
| Oklahoma | 15 | - | Y | Y |
| Oregon | - | - | Y | Y |
| Pennsylvania | - | - | - | Y |
| Rhode Island | - | - | Y | Y |
| South Carolina | 6 | - | Y | Y |
| South Dakota | - | - | Y | Y |
| Tennessee | 22 | - | - | Y |
| Texas | 200 | 50 | Y | Y |
| Utah | 7 | - | Y | Y |
| Vermont | - | - | - | Y |
| Virginia | - | - | - | Y |
| Washington | 5 | - | Y | Y |
| West Virginia | - | - | - | Y |
| Wisconsin | - | - | Y | Y |
| Wyoming | - | - | Y | Y |
| Total | 491 | 246 | - | - |
| Number of U.S. states | 21 | 6 | 33 | 50 |
| District of Columbia | - | - | - | Y |
| Puerto Rico | - | - | - | Y |
| Virgin Islands | - | - | - | Y |
| Number of other U.S. jurisdictions | - | - | - | 3 |
| Total number of states and other U.S. jurisdictions | 21 | 6 | 33 | 53 |
| United Kingdom | - | - | Y | - |
| Australia | - | - | Y | - |
| Canada | - | - | Y | - |
| Mexico | 176 | - | - | - |
| **Total Company** | 667 | 246 | 36 | 53 |

The Company considers its equipment, furniture and fixtures and owned buildings to be in good condition. The Company has its own construction supervisors who engage local contractors to selectively remodel and upgrade its lending facilities throughout the year.

The Company's leases typically require the Company to pay all maintenance costs, insurance costs and property taxes. For additional information concerning the Company's leases, see "Item 8. Financial Statements and Supplementary Data — Note 10".

## Item 3. Legal Proceedings

On August 6, 2004, James E. Strong filed a purported class action lawsuit in the State Court of Cobb County, Georgia against Georgia Cash America, Inc., Cash America International, Inc. (together with Georgia Cash America, Inc., "Cash America"), Daniel R. Feehan, and several unnamed officers, directors, owners and "stakeholders" of Cash America. The lawsuit alleges many different causes of action, among the most significant of which is that Cash America made illegal cash advance loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt

Organizations Act. Community State Bank ("CSB") for some time made loans to Georgia residents through Cash America's Georgia operating locations. The complaint in this lawsuit claims that Cash America was the true lender with respect to the loans made to Georgia borrowers and that CSB's involvement in the process is "a mere subterfuge." Based on this claim, the suit alleges that Cash America is the "de facto" lender and is illegally operating in Georgia. The complaint seeks unspecified compensatory damages, attorney's fees, punitive damages and the trebling of any compensatory damages. A previous decision by the trial judge to strike Cash America's affirmative defenses based on arbitration (without ruling on Cash America's previously filed motion to compel arbitration) was upheld by the Georgia Court of Appeals, and on September 24, 2007, the Georgia Supreme Court declined to review the decision. The case was returned to the State Court of Cobb County, Georgia, where Cash America filed a motion requesting that the trial court rule on Cash America's pending motion to compel arbitration and stay the State Court proceedings. The Court denied the motion to stay and ruled that the motion to compel arbitration was rendered moot after the Court struck Cash America's affirmative defenses based on arbitration. The Georgia Supreme Court declined to review these orders and remanded the case to the State Court of Cobb County, Georgia. On November 2, 2009, the Court granted class certification, and on November 18, 2009, Cash America filed its notice of appeal of the class certification order. Cash America believes that the Plaintiffs' claims in this suit are without merit and is vigorously defending this lawsuit.

Cash America and CSB also commenced a federal lawsuit in the U.S. District Court for the Northern District of Georgia seeking to compel Plaintiffs to arbitrate their claims against Cash America and CSB. The U.S. District Court dismissed the federal action for lack of subject matter jurisdiction, and Cash America and CSB appealed the dismissal of their complaint to the U.S. Court of Appeals for the 11th Circuit. The 11th Circuit issued a panel decision on April 27, 2007 reversing the district court's dismissal of the action and remanding the action to the district court for a determination of the issue of the enforceability of the parties' arbitration agreements. Plaintiff requested the 11th Circuit to review this decision en banc and this request was granted. The en banc rehearing took place on February 26, 2008. The 11th Circuit stayed consideration of this matter pending the resolution of the United States Supreme Court case, *Vaden v. Discover Bank*. In March 2009, the United States Supreme Court determined, in *Vaden v. Discover Bank*, that the federal courts were able to compel arbitration of a state court action if the underlying issues involved a federal question. Following the United States Supreme Court ruling in *Vaden v. Discover Bank*, the 11th Circuit en banc court, without ruling on the case, remanded the case to the 11th Circuit panel for further consideration in light of the decision in *Vaden*. The 11th Circuit panel requested the parties provide additional briefing following the decision in *Vaden*, which has been completed, and the parties are awaiting the court's decision. The Strong litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time.

On July 26, 2008, the Pennsylvania Department of Banking issued a notice announcing a "change in policy," effective February 1, 2009. The notice concluded that out-of-state lenders such as the Company were lending "in" Pennsylvania. Accordingly, the notice purported to subject such lenders to the licensing requirements of the CDCA, which sets the maximum permissible interest at a level well below the interest rate the Company charges on its internet cash advance loans. On January 8, 2009, the Company brought suit against the Pennsylvania Department of Banking in the Pennsylvania Commonwealth Court, arguing that the notice was invalid because it was adopted in violation of applicable procedural requirements and because it conflicted with the plain language of the CDCA. As a part of these proceedings, the Pennsylvania Department of Banking filed a counterclaim against the Company seeking a declaratory judgment that the Company's internet lending activities to Pennsylvania consumers are not authorized by Pennsylvania law, however, the Pennsylvania Department of Banking represented that it had "no intent to pursue a retroactive financial remedy" against the Company or any similarly situated lender for loans made prior to the date of the decision by the Commonwealth Court. After a hearing on the Company's initial request for a preliminary injunction, the judge expressed the view that the matter should be heard by all the judges of the Commonwealth Court. A hearing on the merits of the Company's claim against the Pennsylvania Department of Banking was held before the entire Commonwealth Court on April 1, 2009. On July 10, 2009, the Commonwealth Court issued its decision in favor of the Pennsylvania Department of Banking, and in response thereto, the Company ceased originating new loans in Pennsylvania. On July 15, 2009, the Company filed an appeal of this decision with the Pennsylvania Supreme Court and also requested that the Commonwealth Court stay its order pending the appeal. On July 21, 2009, the Commonwealth Court denied the Company's motion to stay its order. Although an expedited appeal has been requested, the Pennsylvania Supreme Court has not yet set a hearing date and the Company does not expect a decision on the appeal until early 2010.

On March 5, 2009, Peter Alfeche filed a purported class action lawsuit in the United States District Court for the Eastern District of Pennsylvania against Cash America International, Inc., Cash America Net of Nevada, LLC ("CashNet Nevada"), Cash America Net of Pennsylvania, LLC and Cash America of PA, LLC, d/b/a CashNetUSA.com (collectively, "CashNetUSA"). The lawsuit alleges, among other things, that CashNetUSA's internet cash advance lending activities in Pennsylvania were illegal and not in accordance with the Pennsylvania Loan Interest Protection Law or the licensing requirements of the CDCA. The lawsuit also seeks declaratory judgment that several of CashNetUSA's contractual provisions, including choice of law and arbitration provisions, are not authorized by Pennsylvania law. The complaint seeks unspecified compensatory damages, attorney's fees and the trebling of any compensatory damages. CashNetUSA filed a motion to enforce the arbitration provision located in the agreements governing the lending activities, and a hearing on the motion was held on July 1, 2009. The Court has not yet ruled on this motion. The Alfeche litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time. CashNetUSA believes that the Plaintiffs' claims in this suit are without merit and will vigorously defend this lawsuit.

On April 21, 2009, Yulon Clerk filed a purported class action lawsuit in the Court of Common Pleas of Philadelphia County, Pennsylvania, against CashNet Nevada and several other unrelated third-party lenders. The lawsuit alleges, among other things, that the defendants' lending activities in Pennsylvania, including CashNet Nevada's internet cash advance lending activities in Pennsylvania, were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the CDCA and the Unfair Trade Practices and Consumer Protection Laws. The complaint seeks payment of potential fines, unspecified damages, attorney's fees and the trebling of certain damages. The defendants removed the case to the United States District Court for the Eastern District of Pennsylvania where the lawsuit now resides. The case was subsequently reassigned to the same judge presiding in the Alfeche litigation. On August 26, 2009, the Court severed the claims against the other defendants originally named in the litigation. CashNet Nevada filed a motion with the federal court to enforce the arbitration provision located in the agreements governing the lending activities on May 4, 2009, and the Court has not yet ruled on this motion. The Clerk litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time. CashNet Nevada believes that the Plaintiffs' claims in this suit are without merit and will vigorously defend this lawsuit.

The Company is also a defendant in certain lawsuits encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

## Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to the Company's security holders during the fourth quarter ended December 31, 2009.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### (a) Market for Registrant's Common Equity

The New York Stock Exchange is the principal exchange on which the Company's common stock is traded under the symbol "CSH". There were 615 stockholders of record (not including individual participants in security listings) as of February 11, 2010. The high, low and closing sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividend declared per share during 2009 and 2008 were as follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2009** | | | | |
| High | **$ 29.49** | **$ 25.08** | **$ 30.74** | **$ 35.38** |
| Low | **11.60** | **15.36** | **21.54** | **29.45** |
| Close | **15.66** | **23.39** | **30.16** | **34.96** |
| Cash dividend declared per share | **0.035** | **0.035** | **0.035** | **0.035** |
| **2008** | | | | |
| High | $ 39.97 | $ 48.86 | $ 45.21 | $ 39.54 |
| Low | 26.17 | 30.60 | 30.73 | 21.50 |
| Close | 36.40 | 31.00 | 36.04 | 27.35 |
| Cash dividend declared per share | 0.035 | 0.035 | 0.035 | 0.035 |

## (c) Issuer Purchases of Equity Securities

The following table provides the information with respect to purchases made by the Company of shares of its common stock during each of the months in 2009:

| Period | Total Number of Shares Purchased [(1)] | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plan [(2)] | Maximum Number of Shares that May Yet Be Purchased Under the Plan [(2)] |
|---|---|---|---|---|
| January 1 to January 31 | 603 | $27.66 | - | 1,255,000 |
| February 1 to February 28 | 16,918 | $17.84 | - | 1,255,000 |
| March 1 to March 31 [(3)] | 295 | $18.04 | - | 1,255,000 |
| April 1 to April 30 [(3)] | - | - | - | 1,255,000 |
| May 1 to May 31 | 487 | $23.37 | - | 1,255,000 |
| June 1 to June 30 | 85,000 | $22.09 | 85,000 | 1,170,000 |
| July 1 to July 31 | 8,181 | $25.27 | - | 1,170,000 |
| August 1 to August 31 | 110,241 | $27.82 | 109,800 | 1,060,200 |
| September 1 to September 30 | 199,676 | $29.12 | 199,676 | 860,524 |
| October 1 to October 31 | 80 | $26.82 | - | 860,524 |
| November 1 to November 30 | 369 | $32.12 | - | 860,524 |
| December 1 to December 31[(4)] | 1,320 | $32.95 | - | 860,524 |
| Total | 423,170 | $26.84 | 394,476 | - |

(1) Includes shares purchased on the open market relating to compensation deferred by a director under the 2004 Long-Term Incentive Plan and participants in the Company's Non-Qualified Savings Plan of 1, 491, 127, 487, 441, and 369 shares for the months of January, February, March, May, August, and November, respectively, and shares withheld from employees as partial tax payments for shares issued under stock-based compensation plans of 602, 16,427, 168, 8,181, 80, and 124 shares for the months of January, February, March, July, October, and December, respectively.

(2) On October 24, 2007, the Board of Directors authorized the Company's repurchase of up to a total of 1,500,000 shares of its common stock.

(3) In March and April, the Company's third-party record keeper for the Non-Qualified Savings Plan erroneously sold 16,632 and 14,085 shares of the Company's common stock held in the plan, respectively, and repurchased, at the record keeper's expense, 12,931, 16,937 and 851 shares in March, April and August, respectively, to correct their error.

(4) Includes 1,196 shares received as partial payment for the exercise of options issued under the Company's equity plans.

## ITEM 6. SELECTED FINANCIAL DATA

**Five-Year Summary of Selected Consolidated Financial Data**
*(dollars in thousands, except per share data)*
(Unaudited)

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| **Statement of Income Data** [a] | | | | | |
| Total revenue | **$ 1,120,390** | $ 1,030,794 | $ 929,394 | $ 694,514 | $ 595,763 |
| Income from operations | **175,652** | 148,706 | 133,509 | 104,019 | 80,712 |
| Income before income taxes [b] | **154,716** | 132,803 | 124,765 | 96,168 | 70,882 |
| Net income attributable to Cash America International, Inc. | **96,678** | 81,140 | 79,346 | 60,940 | 44,821 |
| Net income per share: | | | | | |
| Basic | **$ 3.26** | $ 2.77 | $ 2.68 | $ 2.05 | $ 1.53 |
| Diluted | **$ 3.17** | $ 2.70 | $ 2.61 | $ 2.00 | $ 1.48 |
| Dividends declared per share | **$ 0.14** | $ 0.14 | $ 0.14 | $ 0.10 | $ 0.10 |
| Weighted average shares: | | | | | |
| Basic | **29,639** | 29,327 | 29,643 | 29,676 | 29,326 |
| Diluted | **30,503** | 30,092 | 30,349 | 30,532 | 30,206 |
| **Balance Sheet Data at End of Year** [b] | | | | | |
| Pawn loans | **$ 188,312** | $ 168,747 | $ 137,319 | $ 127,384 | $ 115,280 |
| Cash advances, net | **108,789** | 83,850 | 88,148 | 79,975 | 40,704 |
| Merchandise held for disposition, net | **113,824** | 109,493 | 98,134 | 87,060 | 72,683 |
| Working capital | **414,450** | 313,834 | 302,275 | 259,813 | 232,556 |
| Total assets | **1,269,655** | 1,186,510 | 904,644 | 776,244 | 598,648 |
| Total debt | **429,183** | 438,154 | 288,777 | 219,749 | 165,994 |
| Total equity | **683,199** | 579,735 | 496,602 | 440,728 | 374,716 |
| **Ratio Data at End of Year** [a] | | | | | |
| Current ratio | **4.1 x** | 3.1 x | 3.8 x | 3.2 x | 4.8 x |
| Debt to equity ratio | **62.8 %** | 75.6 % | 58.2 % | 49.9 % | 44.3 % |
| **Owned and Franchised Locations at Year End** [a] | | | | | |
| Pawn lending operations [c] | **676** | 613 | 499 | 487 | 464 |
| Cash advance operations [d] | **246** | 248 | 304 | 295 | 286 |
| Check cashing operations [e] | **126** | 133 | 139 | 136 | 136 |
| Total | **1,048** | 994 | 942 | 918 | 886 |

[a] In September 2004, the Company sold its U.K. and Swedish foreign pawn lending operations. The amounts for 2005 exclude amounts related to the foreign pawn lending operations, as they were classified as discontinued operations. In addition, see "Item 8. Financial Statements and Supplementary Data — Note 3" for discussion of the Company's acquisitions in 2006 and 2008.

[b] See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" for amounts related to the gain on the sale of foreign notes in 2007 and the gain from the early termination of a lease contract in 2006, which are included in these amounts.

[c] Includes unconsolidated franchised and consolidated Company-owned pawn lending locations only.

[d] Includes cash advance storefront locations only.

[e] Includes unconsolidated franchised and consolidated Company-owned Mr. Payroll locations only.

# Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

## GENERAL

Cash America International, Inc. (the "Company") provides specialty financial services to individuals through its Company-owned and franchised lending locations and check cashing centers and via the internet. These services include secured non-recourse loans, commonly referred to as pawn loans, short-term unsecured cash advances, installment loans, credit services, check cashing and related financial services. Finance and service charges revenue are generated from the Company's pawn loan portfolio. A related activity of the pawn lending operations is the disposition of collateral from unredeemed pawn loans and the liquidation of a smaller volume of merchandise purchased directly from third-parties or from customers. Cash advance fees are generated from the Company's cash advance products, from credit service fees generated from customers for loans arranged with independent third-party lenders through a credit services organization (the "CSO program") and from the Company's card services business through which the Company provides marketing and loan processing services for a third-party bank issued line of credit on certain stored-value debit cards that the bank issues and purchases a participation interest in certain line of credit receivables originated by the bank. Check cashing fees are generated from check cashing and other financial services.

As of December 31, 2009, the Company had 1,048 total locations offering specialty financial services to its customers in the United States and Mexico. As of December 31, 2009, the Company also offered specialty financial services over the internet to customers in the United States, United Kingdom, Australia and Canada. The Company operates in three segments: pawn lending, cash advance and check cashing.

As of December 31, 2009, the Company's pawn lending operating segment offered secured non-recourse loans to individuals, commonly referred to as pawn loans, through 676 total pawn lending locations, including 667 Company-owned units and nine unconsolidated franchised units, consisting of:

- 500 stores that operate in 22 states in the United States under the names "Cash America Pawn" and "SuperPawn," and
- 176 stores that operate in 20 jurisdictions in central and southern Mexico under the name "Prenda Fácil" (referred to as "Prenda Fácil"), of which the Company is a majority owner due to the December 16, 2008 acquisition (the "Prenda Fácil acquisition") by the Company of 80% of the outstanding stock of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada* ("Creazione").

During the year ended 2009, the Company acquired three pawn lending locations, established 69 locations, and combined or closed three locations for a net increase in Company-owned pawn lending locations of 69.

As of December 31, 2009, the Company's cash advance operating segment consisted of:

- 246 cash advance storefront locations in six states in the United States operating under the names "Cash America Payday Advance" and "Cashland;"
- the Company's internet channel, which offered short-term cash advances over the internet to customers in 33 states in the United States at http://www.cashnetusa.com, in the United Kingdom at http://www.quickquid.co.uk, in Australia at http://www.dollarsdirect.com.au, and in Canada at http://www.dollarsdirect.ca; and
- the Company's card services business, which processed line of credit advances on behalf of a third-party lender and had a participation interest in line of credit receivables that were processed for the lender by the Company or other third-parties and that were outstanding in all 50 states and three other U.S.

jurisdictions.

During the year ended December 31, 2009, the Company closed or combined two cash advance storefront locations.

As of December 31, 2009, the Company's check cashing operating segment consisted of 120 unconsolidated franchised and six consolidated Company-owned check cashing locations operating in 16 states in the United States under the name "Mr. Payroll." During the year ended 2009, the Company established two check cashing locations and combined or closed nine locations for a net decrease in check cashing locations of seven.

## CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on cash advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. The development and selection of the critical accounting policies and the related disclosures below have been reviewed with the Audit Committee of the Board of Directors of the Company.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

***Finance and service charges revenue recognition.*** The Company accrues finance and service charges revenue only on those pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected.

Due to the short-term nature of pawn loans, the Company can quickly identify performance trends. For 2009, $227.7 million, or 98.5%, of recorded finance and service charges represented cash collected from customers and the remaining $3.5 million, or 1.5%, represented an increase in the finance and service charges receivable during the year. At the end of the current year and based on the revenue recognition method described above, the Company had accrued $36.5 million of finance and service charges receivable. Assuming the year-end accrual of finance and service charges revenue was overestimated or underestimated by 10%, finance and service charges revenue would decrease or increase by $3.7 million in 2009 and net income attributable to the Company would decrease or increase by $2.3 million, net of taxes. Some or all of the decrease would potentially be mitigated through the profit on the disposition of the related forfeited loan collateral. Any increase would be realized as additional service charge revenue.

***Merchandise held for disposition.*** Merchandise held for disposition consists primarily of forfeited collateral from pawn loans not repaid and merchandise that is purchased directly from third-parties or from customers. The carrying value of the forfeited collateral and other merchandise held for disposition is stated at the lower of cost (cash amount loaned) or market. Management provides an allowance for returns and valuation based on its evaluation of the merchandise and historical shrinkage rates. Because pawn loans are made without recourse to the borrower, the Company does not investigate or rely upon the borrower's creditworthiness, but instead bases its lending decision on an evaluation of the pledged personal property. The amount the Company is willing to finance is typically based on a percentage of the pledged personal property's estimated disposition value. The Company uses numerous sources in determining an item's estimated disposition value, including the Company's automated product valuation system as well as catalogs, "blue books," newspapers, internet research and previous experience with disposing of similar items. The Company performs a physical count of its merchandise in each location on multiple occasions on a cyclical basis and reviews the composition of inventory by category and age in order to assess the adequacy of the allowance.

***Allowance for losses on cash advances.*** The Company maintains either an allowance or accrual for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the outstanding combined Company and third-party lender portfolio (the portion owned by independent third-party lenders). The allowance for losses on Company-owned cash advances offsets the outstanding cash advance amounts in the consolidated balance sheets. Active third-party lender-originated cash advances in which the Company does not have a participation interest are not included in the consolidated balance sheets. An accrual for contingent losses on third-party lender-owned cash advances that are guaranteed by the Company is maintained and included in "Accounts payable and accrued expenses" in the consolidated balance sheets.

The Company aggregates and tracks cash advances written during each calendar month to develop a performance history. The Company stratifies the outstanding combined portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance for losses. It uses historical collection performance adjusted for recent portfolio performance trends to develop the expected loss rates used to establish either the allowance or accrual. Increases in either the allowance or accrual are created by recording a cash advance loss provision in the consolidated statements of income. The Company typically charges off all cash advances once they have been in default for 60 days, or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected.

The Company's internet channel periodically sells selected cash advances that have been previously written off. Proceeds from these sales are recorded as recoveries on losses previously charged to the allowance for losses.

At December 31, 2009, the allowance for losses on cash advances was $27.4 million and accrued losses on third-party lender-owned cash advances were $2.9 million, in aggregate representing 16.2% of the combined cash advance portfolio.

During fiscal year 2009, the cash advance loss provision for the combined cash advance portfolio, which increases the allowance for loan losses, was $130.8 million and reflects 5.6% of gross combined cash advances written by the Company and third-party lenders. If future loss rates increased, or decreased, by 10%, or 0.6% from 2009 levels, the cash advance loss provision would increase, or decrease, by $13.1 million and net income attributable to the Company would decrease, or increase, by $8.3 million, net of taxes, for 2009, assuming the same volume of cash advances written in 2009.

***Income taxes.*** As part of the process of preparing its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities and are included within the Company's consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense, or benefit, is included within the tax provision in the statement of operations for any increase, or decrease, in the valuation allowance for a given period.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes" ("ASC 740-10-25"). ASC 740-10-25 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. Management must evaluate tax positions taken on the Company's tax returns for all periods that are open to examination by taxing authorities and make a judgment as to whether and to what extent such positions are more likely than not to be sustained based on merit.

Management's judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management's judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under ASC 740-10-25.

***Goodwill.*** Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with ASC 350-20-35, *Goodwill – Subsequent Measurement* ("ASC 350-20-35"), the Company tests goodwill for potential impairment annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As defined in ASC 350-20, the Company has three reporting units: pawn lending operations, cash advance operations and check cashing operations. These reporting units offer products with similar economic characteristics and have discrete financial information which is regularly reviewed by executive management. See "Item 8. Financial Statements and Supplementary Data—Note 2" for further discussion.

The Company's impairment evaluation of goodwill is based on comparing the fair value of the Company's reporting units to their carrying value. The fair value of the reporting units is determined based on the income approach and then compared to the results of the market approach for reasonableness. The income approach establishes fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital developed using the capital asset pricing model, which reflects the overall level of inherent risk of a reporting unit. The income approach uses the Company's projections of financial performance for a five-year period and includes assumptions about future revenue growth rates, operating margin and terminal values which vary among reporting units. The market approach establishes fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint.

The Company performed its 2009 annual impairment test of goodwill as of June 30, 2009. The results of the annual impairment test indicated that the Company's reporting units had fair values that exceeded carrying value by 79%. Based on the results of this test, no impairment of goodwill was observed. The Company also performed a sensitivity analysis on the Company's estimated fair value using the income approach. A key assumption in the Company's fair value estimate is the weighted average cost of capital utilized for discounting the Company's cash flow estimates in the Company's income approach. Holding all other assumptions constant at the annual assessment date, a 100 basis point increase in the discount rates would reduce the fair value of the Company's reporting units by $71.0 million, which exceeds carrying value by 69%.

The Company considered the need to update its most recent annual impairment test as of December 31, 2009 and concluded that there were no impairment indicators that would require such an update. The Company believes the assumptions used during the June 30, 2009 annual assessment remain appropriate.

The process of evaluating goodwill for impairment involves the determination of the fair value of the

Company's reporting units. Inherent in such fair value determination are certain judgments and estimates relating to future cash flows, including the Company's interpretation of current economic indicators and market valuations and assumptions about the Company's strategic plans with regard to the Company's operations. To the extent additional information arises, market conditions change or the Company's strategies change, it is possible that the Company's conclusions regarding whether existing goodwill is impaired could change and result in a material effect on the Company's consolidated financial position or results of operations.

***Valuation of long-lived and intangible assets other than goodwill.*** The Company evaluates the need to assess the impairment of long-lived assets and amortized intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets having an indefinite useful life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Factors that could trigger an impairment review include significant underperformance relative to expected historical or projected future cash flows, significant changes in the manner of use of acquired assets or the strategy for the overall business, and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, impairment is measured based on the excess of the assets' carrying value over the estimated fair value.

## RECENT ACCOUNTING PRONOUNCEMENTS

See "Item 8. Financial Statements and Supplementary Data—Note 2" for a discussion of recent accounting pronouncements.

## RESULTS OF CONTINUING OPERATIONS

The following table sets forth the components of the consolidated statements of income as a percentage of total revenue for the periods indicated.

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **Revenue** | | | |
| Finance and service charges | **20.6 %** | 17.9 % | 17.3 % |
| Proceeds from disposition of merchandise | **44.9** | 45.2 | 42.7 |
| Cash advance fees | **33.2** | 35.4 | 38.2 |
| Check cashing fees, royalties and other | **1.3** | 1.5 | 1.8 |
| **Total Revenue** | **100.0** | 100.0 | 100.0 |
| **Cost of Revenue** | | | |
| Disposed merchandise | **28.9** | 28.7 | 26.6 |
| **Net Revenue** | **71.1** | 71.3 | 73.4 |
| **Expenses** | | | |
| Operations | **32.1** | 32.1 | 33.2 |
| Cash advance loss provision | **11.7** | 13.7 | 16.7 |
| Administration | **7.8** | 7.3 | 5.7 |
| Depreciation and amortization | **3.8** | 3.8 | 3.5 |
| **Total Expenses** | **55.4** | 56.9 | 59.1 |
| **Income from Operations** | **15.7** | 14.4 | 14.3 |
| Interest expense | **(1.9)** | (1.6) | (1.7) |
| Interest income | **-** | 0.1 | 0.1 |
| Foreign currency transaction gain (loss) | **-** | - | - |
| Gain on sale of foreign notes | **-** | - | 0.7 |
| **Income before Income Taxes** | **13.8** | 12.9 | 13.4 |
| Provision for income taxes | **5.1** | 5.0 | 4.9 |
| **Net Income** | **8.7** | 7.9 | 8.5 |
| Less: Net income attributable to the noncontrolling interest | **(0.1)** | - | - |
| **Net Income Attributable to Cash America International, Inc.** | **8.6 %** | 7.9 % | 8.5 % |

The following table sets forth certain selected financial and non-financial data as of December 31, 2009, 2008 and 2007, and for each of the years then ended (dollars in thousands unless noted otherwise).

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **Location statistics** | | | |
| ***Pawn segment locations in operation –*** [e] | | | |
| Beginning of period, owned | **598** | 485 | 475 |
| Acquired | **3** | 113 | 5 |
| Start-ups | **69** | 1 | 6 |
| Combined or closed | **(3)** | (1) | (1) |
| End of period, owned | **667** | 598 | 485 |
| Franchise locations at end of period [a] | **9** | 15 | 14 |
| Total pawn lending locations at end of period [a] [e] | **676** | 613 | 499 |
| Average number of owned pawn lending locations [e] | **631** | 495 | 480 |
| ***Cash advance segment locations in operation (excludes online lending and card services) –*** | | | |
| Beginning of period | **248** | 304 | 295 |
| Start-ups | **-** | - | 14 |
| Combined or closed | **(2)** | (56) | (5) |
| End of period | **246** | 248 | 304 |
| Average number of cash advance storefront locations | **248** | 292 | 299 |
| ***Check cashing segment locations –*** | | | |
| Company-owned locations at end of period | **6** | 5 | 5 |
| Franchised locations at end of period [a] | **120** | 128 | 134 |
| Total check cashing centers in operation at end of period [a] | **126** | 133 | 139 |
| Combined total of all locations at end of period [a] | **1,048** | 994 | 942 |
| **Services offered by location** | | | |
| ***Pawn lending –*** | | | |
| Pawn lending segment: | | | |
| Domestic | **491** | 486 | 485 |
| Foreign [e] | **176** | 112 | - |
| Franchise – domestic [a] | **9** | 15 | 14 |
| Combined pawn lending segment [a] [e] | **676** | 613 | 499 |
| Cash advance segment – storefront operations | **150** | - | - |
| Total locations offering pawn lending [a] [e] | **826** | 613 | 499 |
| ***Cash advances –*** | | | |
| Cash advance segment – storefront operations | **246** | 248 | 304 |
| Pawn lending segment – domestic | **434** | 431 | 431 |
| Total locations offering cash advances | **680** | 679 | 735 |
| ***Check cashing –*** | | | |
| Check cashing segment | | | |
| Company-owned locations | **6** | 5 | 5 |
| Franchised locations [a] | **120** | 128 | 134 |
| Total check cashing segment [a] | **126** | 133 | 139 |
| Cash advance segment – storefront operations | **246** | 248 | 304 |
| Pawn lending segment – domestic | **389** | 401 | 390 |
| Total locations offering check cashing [a] | **761** | 782 | 833 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **Market coverage** | | | |
| ***Market coverage for pawn lending segment at end of period*** | | | |
| States in the U.S | **22** | 22 | 22 |
| Foreign countries (e) | **1** | 1 | - |
| ***Market coverage for cash advance segment at end of period*** (c) | | | |
| States and other U.S. jurisdictions | | | |
| Storefront | **6** | 6 | 7 |
| Internet | **33** | 33 | 32 |
| Card services | **53** | 48 | - |
| Foreign countries | | | |
| Internet | **3** | 1 | 1 |
| **Pawn Lending Activities** (f) | | | |
| ***Annualized yield on pawn loans -*** | | | |
| Pawn lending segment: | | | |
| Domestic | **131.8** % | 129.0 % | 125.5 % |
| Foreign (e) | **149.6** % | 103.1 % | - % |
| Combined pawn lending segment (e) | **133.9** % | 128.8 % | 125.5 % |
| Cash advance segment – storefront operations | **82.0** % | - % | - % |
| Combined annualized yield on pawn loans (e) | **133.6** % | 128.8 % | 125.5 % |
| ***Amount of pawn loans written and renewed -*** | | | |
| Pawn lending segment: | | | |
| Domestic | $ **624,966** | $ 591,502 | $ 514,797 |
| Foreign (e) | **106,569** | 3,313 | - |
| Combined pawn lending segment (e) | $ **731,535** | $ 594,815 | $ 514,797 |
| Cash advance segment – storefront operations | **4,230** | - | - |
| Combined amount of pawn loans written and renewed (e) | $ **735,765** | $ 594,815 | $ 514,797 |
| ***Average pawn loan balance outstanding -*** | | | |
| Pawn lending segment: | | | |
| Domestic | $ **151,892** | $ 142,400 | $ 128,259 |
| Foreign (e) | **20,250** | 1,283 | - |
| Combined pawn lending segment (e) | $ **172,142** | $ 143,683 | $ 128,259 |
| Cash advance segment – storefront operations | **908** | - | - |
| Combined average pawn loan balance outstanding (e) | $ **173,050** | $ 143,683 | $ 128,259 |
| ***Ending pawn loan balance -*** | | | |
| Pawn lending segment: | | | |
| Domestic | $ **162,392** | $ 152,074 | $ 137,319 |
| Foreign (e) | **23,985** | 16,673 | - |
| Combined pawn lending segment (e) | $ **186,377** | $ 168,747 | $ 137,319 |
| Cash advance segment – storefront operations | **1,935** | - | - |
| Combined ending pawn loan balance (e) | $ **188,312** | $ 168,747 | $ 137,319 |
| ***Ending pawn loan balance per location offering pawn loans -*** | | | |
| Pawn lending segment : | | | |
| Domestic | $ **331** | $ 313 | $ 283 |
| Foreign (e) | $ **136** | $ 149 | $ - |
| Combined pawn lending segment (e) | $ **279** | $ 282 | $ 283 |
| Cash advance segment - storefront operations | $ **13** | $ - | $ - |
| Combined ending pawn loan balance per location offering pawn loans (e) | $ **230** | $ 282 | $ 283 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| ***Average pawn loan amount at end of period (not in thousands) -*** | | | |
| Pawn lending segment: | | | |
| Domestic | $ **126** | $ 125 | $ 116 |
| Foreign [(e)] | $ **116** | $ 90 | $ - |
| Combined pawn lending segment [(e)] | $ **125** | $ 120 | $ 116 |
| Cash advance segment – storefront operations | $ **113** | $ - | $ - |
| Combined average pawn loan amount at end of period [(e)] | $ **125** | $ 120 | $ 116 |
| ***Disposition of merchandise – domestic –*** [(g)] | | | |
| Profit margin on disposition of merchandise | | | |
| Pawn lending segment – domestic | **35.5** % | 36.6 % | 37.8 % |
| Cash advance segment – storefront operations | **36.7** % | - % | - % |
| Combined profit margin on disposition of merchandise | **35.5** % | 36.6 % | 37.8 % |
| Combined average annualized merchandise turnover | **2.9** x | 2.9 x | 2.7 x |
| ***Disposition of merchandise - pawn lending segment – domestic -*** [(g)] | | | |
| Average annualized merchandise turnover | **2.9** x | 2.9 x | 2.7 x |
| Average balance of merchandise held for disposition per average location in operation | $ **223** | $ 210 | $ 189 |
| Ending balance of merchandise held for disposition per location in operation | $ **230** | $ 225 | $ 202 |
| **Cash advance activities**[(f)] | | | |
| ***Amount of cash advances written –*** [(a) (c)] | | | |
| *Funded by the Company* | | | |
| Cash advance segment - storefront | $ **645,673** | $ 586,929 | $ 706,839 |
| Cash advance segment - internet lending | **696,821** | 727,652 | 598,306 |
| Total cash advance segment | $ **1,342,494** | $ 1,314,581 | $ 1,305,145 |
| Pawn lending segment - domestic | **60,393** | 59,061 | 65,022 |
| Combined funded by the Company | $ **1,402,887** | $ 1,373,642 | $ 1,370,167 |
| *Funded by third-party lenders* [(a) (b)] | | | |
| Cash advance segment - storefront | $ **90,215** | $ 85,184 | $ 115,483 |
| Cash advance segment - internet lending | **581,740** | 449,221 | 350,572 |
| Cash advance segment - card services | **140,508** | 22,198 | - |
| Total cash advance segment | $ **812,463** | $ 556,603 | $ 466,055 |
| Pawn lending segment - domestic | **130,434** | 146,330 | 188,705 |
| Combined funded by third-party lenders [(a) (b)] | $ **942,897** | $ 702,933 | $ 654,760 |
| ***Aggregate amount of cash advances written -*** [(a) (c)] | | | |
| Cash advance segment - storefront | $ **735,888** | $ 672,113 | $ 822,322 |
| Cash advance segment - internet lending | **1,278,561** | 1,176,873 | 948,878 |
| Cash advance segment - card services | **140,508** | 22,198 | - |
| Total cash advance segment | $ **2,154,957** | $ 1,871,184 | $ 1,771,200 |
| Pawn lending segment - domestic | **190,827** | 205,391 | 253,727 |
| Combined aggregate amount of cash advances written[(a) (c)] | $ **2,345,784** | $ 2,076,575 | $ 2,024,927 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| ***Number of cash advances written (not in thousands) –*** | | | |
| *Funded by the Company* | | | |
| Cash advance segment - storefront | **1,453,245** | 1,632,631 | 1,944,251 |
| Cash advance segment - internet lending | **1,731,164** | 1,722,689 | 1,523,872 |
| Total cash advance segment | **3,184,409** | 3,355,320 | 3,468,123 |
| Pawn lending segment – domestic | **184,110** | 186,268 | 213,273 |
| Combined by the Company | **3,368,519** | 3,541,588 | 3,681,396 |
| *Funded by third-party lenders* [(a) (b)] | | | |
| Cash advance segment - storefront | **150,659** | 150,772 | 214,372 |
| Cash advance segment - internet lending | **825,890** | 668,074 | 594,909 |
| Cash advance segment - card services | **894,206** | 129,634 | - |
| Total cash advance segment | **1,870,755** | 948,480 | 809,281 |
| Pawn lending segment - domestic | **243,608** | 306,521 | 409,576 |
| Combined by third-party lenders [(a) (b)] | **2,114,363** | 1,255,001 | 1,218,857 |
| ***Aggregate number of cash advances written -*** [(a) (c)] | | | |
| Cash advance segment - storefront | **1,603,904** | 1,783,403 | 2,158,623 |
| Cash advance segment - internet lending | **2,557,054** | 2,390,763 | 2,118,781 |
| Cash advance segment - card services | **894,206** | 129,634 | - |
| Total cash advance segment | **5,055,164** | 4,303,800 | 4,277,404 |
| Pawn lending segment - domestic | **427,718** | 492,789 | 622,849 |
| Combined aggregate number of cash advances written [(a) (c)] | **5,482,882** | 4,796,589 | 4,900,253 |
| ***Cash advance customer balances (gross):*** | | | |
| *Owned by Company* [(d)] | | | |
| Cash advance segment - storefront | $ **45,226** | $ 39,223 | $ 51,389 |
| Cash advance segment - internet lending | **72,600** | 55,729 | 53,808 |
| Cash advance segment - card services | **11,553** | 3,551 | - |
| Total cash advance segment | $ **129,379** | $ 98,503 | $ 105,197 |
| Pawn lending segment - domestic | **6,760** | 6,842 | 8,627 |
| Combined owned by the Company[(d)] | $ **136,139** | $ 105,345 | $ 113,824 |
| *Owned by third-party lenders* [(a) (b)] | | | |
| Cash advance segment - storefront | $ **4,730** | $ 4,532 | $ 5,530 |
| Cash advance segment - internet lending | **38,174** | 23,018 | 19,852 |
| Cash advance segment - card services | **1,284** | 237 | - |
| Total cash advance segment | $ **44,188** | $ 27,787 | $ 25,382 |
| Pawn lending segment - domestic | **6,958** | 7,395 | 9,198 |
| Combined owned by third-party lenders [(a) (b)] | $ **51,146** | $ 35,182 | $ 34,580 |
| ***Aggregate cash advance customer balances (gross) -*** [(a) (c)] | | | |
| Cash advance segment - storefront | $ **49,956** | $ 43,755 | $ 56,919 |
| Cash advance segment - internet lending | **110,774** | 78,747 | 73,660 |
| Cash advance segment - card services | **12,837** | 3,788 | - |
| Total cash advance segment | $ **173,567** | $ 126,290 | $ 130,579 |
| Pawn lending segment - domestic | **13,718** | 14,237 | 17,825 |
| Combined aggregate cash advance customer balances (gross) [(a) (c)] | $ **187,285** | $ 140,527 | $ 148,404 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| ***Average amount per cash advance written (not in thousands) -*** | | | |
| *Funded by the Company* | | | |
| Cash advance segment - storefront | $ **444** | $ 359 | $ 364 |
| Cash advance segment - internet lending | $ **403** | $ 422 | $ 393 |
| Total cash advance segment | $ **422** | $ 392 | $ 376 |
| Pawn lending segment - domestic | $ **328** | $ 317 | $ 305 |
| Combined by the Company | $ **416** | $ 388 | $ 372 |
| *Funded by third-party lenders* [(a) (b)] | | | |
| Cash advance segment - storefront | $ **599** | $ 565 | $ 539 |
| Cash advance segment - internet lending | $ **704** | $ 672 | $ 589 |
| Cash advance segment - card services | $ **157** | $ 171 | $ - |
| Total cash advance segment | $ **434** | $ 587 | $ 576 |
| Pawn lending segment - domestic | $ **535** | $ 477 | $ 461 |
| Combined by third-party lenders [(a) (b)] | $ **446** | $ 560 | $ 537 |
| ***Aggregate average amount per cash advance written -*** [(a) (c)] | | | |
| Cash advance segment - storefront | $ **459** | $ 377 | $ 381 |
| Cash advance segment - internet lending | $ **500** | $ 492 | $ 448 |
| Cash advance segment - card services | $ **157** | $ 171 | $ - |
| Total cash advance segment | $ **426** | $ 435 | $ 414 |
| Pawn lending segment - domestic | $ **446** | $ 417 | $ 407 |
| Combined aggregate average amount per cash advance written[(a) (c)] | $ **428** | $ 433 | $ 413 |
| | | | |
| **Check cashing activities** | | | |
| ***Face amount of checks cashed -*** | | | |
| Company-owned locations: | | | |
| Check cashing segment | $ **22,902** | $ 29,487 | $ 33,746 |
| Cash advance segment | **150,227** | 187,787 | 217,564 |
| Pawn lending segment | **23,683** | 35,199 | 44,655 |
| Combined company-owned locations | $ **196,812** | $ 252,473 | $ 295,965 |
| Franchised locations - check cashing segment [(a)] | **1,017,036** | 1,250,044 | 1,260,995 |
| Combined face amount of checks cashed [(a)] | $ **1,213,848** | $ 1,502,517 | $ 1,556,960 |
| ***Fees collected from customers -*** | | | |
| Company-owned locations: | | | |
| Check cashing segment | $ **311** | $ 400 | $ 484 |
| Cash advance segment | **3,703** | 4,911 | 5,684 |
| Pawn lending segment | **431** | 646 | 780 |
| Combined company-owned locations | $ **4,445** | $ 5,957 | $ 6,948 |
| Franchised locations - check cashing segment [(a)] | **14,507** | 17,625 | 17,678 |
| Combined fees collected from customers [(a)] | $ **18,952** | $ 23,582 | $ 24,626 |
| ***Fees as a percentage of checks cashed -*** | | | |
| Company-owned locations: | | | |
| Check cashing segment | **1.4** % | 1.4 % | 1.4 % |
| Cash advance segment | **2.5** % | 2.6 % | 2.6 % |
| Pawn lending segment | **1.8** % | 1.8 % | 1.7 % |
| Combined company-owned locations | **2.3** % | 2.4 % | 2.3 % |
| Franchised locations - check cashing segment[(a)] | **1.4** % | 1.4 % | 1.4 % |
| Combined fees as a percentage of checks cashed [(a)] | **1.6** % | 1.6 % | 1.6 % |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| ***Average check cashed (not in thousands)* –** | | | |
| Company-owned locations: | | | |
| Check cashing segment | $ **415** | $ 405 | $ 392 |
| Cash advance segment | $ **562** | $ 502 | $ 498 |
| Pawn lending segment | $ **392** | $ 463 | $ 447 |
| Combined company-owned locations | $ **514** | $ 483 | $ 426 |
| Franchised locations – check cashing segment [a] | $ **446** | $ 455 | $ 436 |
| Combined average check cashed[a] | $ **450** | $ 454 | $ 436 |

(a) Non -GAAP presentation. The non-GAAP financial measure is provided immediately following its most comparable GAAP amount and can be reconciled to its most comparable GAAP amount through the presentation of the financial information above.
(b) Includes (i) cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders through a CSO Program offered in certain states in the Company's storefront and internet channels, and (ii) line of credit advances issued by a third-party lender utilizing the Company or other parties to process these cash advances under a line of credit offered by such lender on certain stored-value and payroll cards issued by such lender. In its card services channel, the Company acquires a participation interest in the receivables originated by the third party lender and cash advance fees associated with the Company's card services activities include revenue from the Company's participation interest in the line of credit receivables originated by the third party lender, as well as marketing, processing and other miscellaneous fee income. (Note: The Company did not commence business in the card services channel until the third quarter of 2008.)
(c) Includes cash advances written by the Company as well as the cash advance products described in footnote (b) above.
(d) Amounts recorded in the Company's consolidated financial statements.
(e) Includes all Prenda Fácil locations, of which the Company is a majority owner due to the Prenda Fácil acquisition, from the date of acquisition on December 16, 2008.
(f) Excludes franchised locations.
(g) Excludes Prenda Fácil pawn lending locations because the collateral underlying unredeemed loans is not owned by the Company.

## OVERVIEW

**Components of Consolidated Net Revenue, Reduced by Cash Advance Loss Provision.** Consolidated net revenue, reduced by cash advance loss provision, is composed of finance and service charges from pawn loans plus the profit from the disposition of merchandise plus cash advance fees less cash advance loss provision plus other revenue. Other revenue is composed of check cashing fees, royalties and miscellaneous other revenue items, such as ancillary products offered in stores.

The contribution from pawn lending activities for 2009, 2008 and 2007 accounted for 61.6%, 59.7% and 58.9%, respectively, of consolidated net revenue, reduced by cash advance loss provision, and remains the dominant component of consolidated net revenue, reduced by cash advance loss provision, for the Company. During the year ended December 31, 2009, consolidated net revenue, reduced by cash advance loss provision, increased 11.9% to $665.3 million from $594.7 million for the same period in 2008.

The following table shows the components of consolidated net revenue, reduced by cash advance loss provision for the years ended December 31, 2009, 2008 and 2007:

| | For the years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | % of Total | 2008 | % of Total | 2007 | % of Total |
| Finance and service charges | $ 231,178 | 34.8 % | $ 184,995 | 31.1 % | $ 160,960 | 30.5 % |
| Profit from disposition of merchandise, net of cost of revenue | 178,459 | 26.8 | 170,295 | 28.6 | 150,029 | 28.4 |
| Cash advance fees, net of loss provision | 241,040 | 36.2 | 223,880 | 37.6 | 199,958 | 37.9 |
| Check cashing fees, royalties and other | 14,620 | 2.2 | 15,541 | 2.7 | 16,417 | 3.2 |
| Net revenue, net of loss provision | $ 665,297 | 100.0 % | $ 594,711 | 100.0 % | $ 527,364 | 100.0 % |

**Contribution to Increase in Net Revenue, Reduced by Cash Advance Loss Provision.** The Company's consolidated net revenue, reduced by cash advance loss provision, increased $70.6 million, or 11.9%, and $67.3 million, or 12.8%, for the years ended December 31, 2009 and 2008, respectively, compared to the prior year periods. The contribution from pawn lending activities increased $54.3 million from 2008 to 2009, contributing 77.0% of the increase in consolidated net revenue, net of cash advance loss provision, mainly due to greater finance and service charges on higher average loan balances, an increase in revenue from the sale of refined gold and the inclusion of the operating results of Prenda Fácil for the first full year following the Prenda Fácil acquisition. During the first quarter of 2009, certain cash advance storefront locations began offering pawn lending activities, which also contributed to the increased contribution from pawn lending activities during the entire year. Cash advance fees, net of loss provision, increased $17.2 million from 2008 to 2009 and contributed 24.3% of the increase, primarily due to growth in the internet channel and from a decrease in the loss provision. In 2008, the contribution from pawn lending activities increased $44.3 million and contributed 65.8% of the increase in consolidated net revenue, net of cash advance loss provision, mainly due to increased profit on higher disposition volumes of merchandise. Also during 2008, higher levels of cash advance fees, reduced by cash advance loss provision, contributed 35.5% of the increase, primarily due to significant growth in cash advance balances outstanding and lower year over year loss rates.

The following tables set forth the contributions to year over year increases in net revenue, reduced by cash advance loss provision (dollars in thousands):

| | Increase (Decrease) for Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2009 Over 2008** | | | 2008 Over 2007 | | |
| | | **$ Change** | **% of Total** | | $ Change | % of Total |
| Finance and service charges | $ | **46,183** | **65.4 %** | $ | 24,035 | 35.7 % |
| Profit from the disposition of merchandise | | **8,164** | **11.6** | | 20,266 | 30.1 |
| Subtotal - Pawn Related | | **54,347** | **77.0 %** | | 44,301 | 65.8 % |
| Cash advance fees, net of loss provision | | **17,160** | **24.3** | | 23,922 | 35.5 |
| Check cashing fees, royalties and other | | **(921)** | **(1.3)** | | (876) | (1.3) |
| Total | $ | **70,586** | **100.0 %** | $ | 67,347 | 100.0 % |

The 11.9% increase in net revenue, reduced by loss provision contributed to a $26.9 million, or 18.1%, increase in operating income from $148.7 million in 2008 to $175.7 million in 2009 and a $15.5 million, or 19.1%, increase in net income attributable to the Company from $81.1 million in 2008 to $96.7 million in 2009. Fully diluted earnings per share increased 17.5% to $3.17 per share in 2009 compared to $ 2.70 per share in 2008 as the number of weighted average shares on a fully diluted basis increased by 411,000 shares, or 1.4%.

## Year Ended 2009 Compared To Year Ended 2008

**Consolidated Net Revenue.** Consolidated net revenue increased $60.7 million, or 8.3%, to $796.1 million during 2009 from $735.4 million during 2008. Net revenue from the pawn segment increased $45.4 million, or 11.5%, largely due to increased finance and service charges from domestic pawn loans, an increase in the sale of refined gold and the inclusion of the operating results of Prenda Fácil for the first full year following the Prenda Fácil acquisition. The cash advance segment contributed $15.9 million of the increase in consolidated net revenue, primarily due to the growth in the Company's internet lending channel and card services business, partially offset by a decrease in net revenue from cash advance storefront locations. The following table sets forth net revenue by operating segment for 2009 and 2008 (dollars in thousands):

| | **Year ended December 31,** | | | | | | |
|---|---|---|---|---|---|---|---|
| | | **2009** | | 2008 | Increase/(Decrease) | | |
| Pawn lending segment components: | | | | | | | |
| Domestic | $ | **408,345** | $ | 392,291 | $ | 16,054 | 4.1 % |
| Foreign | | **30,683** | | 1,330 | | 29,353 | 2,207.0 |
| Total pawn lending segment | $ | **439,028** | $ | 393,621 | $ | 45,407 | 11.5 % |
| Cash advance segment components: | | | | | | | |
| Storefront | $ | **99,329** | $ | 114,948 | $ | (15,619) | (13.6) % |
| Internet lending | | **242,377** | | 221,324 | | 21,053 | 9.5 |
| Card services | | **12,600** | | 2,153 | | 10,447 | 485.2 |
| Total cash advance segment | $ | **354,306** | $ | 338,425 | $ | 15,881 | 4.7 % |
| Check cashing segment | | **2,779** | | 3,388 | | (609) | (18.0) |
| Consolidated net revenue | $ | **796,113** | $ | 735,434 | $ | 60,679 | 8.3 % |

***Finance and Service Charges.*** Finance and service charges from pawn loans increased $46.2 million, or 25.0%, to $231.2 million in 2009 from $185.0 million in 2008. The increase is mainly due to higher average loan balances on pawn loans, which contributed $37.8 million of the increase, and a higher annualized yield on pawn loans, which contributed $8.4 million of the increase.

Pawn loan balances in domestic and foreign locations at December 31, 2009 were $188.3 million, which was $19.6 million, or 11.6%, higher than at December 31, 2008. The average balance of pawn loans outstanding for 2009 increased by $29.4 million, or 20.4%, compared to 2008. The increase in the pawn loan balances was primarily due to the increase in pawn loan balances at Prenda Fácil as well as the growth in pawn loan balances at certain cash advance storefront locations.

Annualized loan yield on pawn loans was 133.6% for 2009, compared to 128.8% in 2008. The higher annualized yield is a function of the average rates for fees and service charges on pawn loans as well as the amount of finance and service charges deemed to be collectible based on historical loan redemption statistics. The Company's domestic annualized loan yield increased to 131.8% in 2009, compared to 129.0% in 2008. The increase was primarily due to improved performance and portfolio mix. In addition, the pawn loan yield related to Prenda Fácil has higher annualized yields than the Company's domestic operations, which also contributed to the increase in the combined domestic and foreign annualized yield.

***Proceeds from the Disposition of Merchandise.*** Profit from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of disposed merchandise. The following table summarizes the proceeds from the disposition of merchandise and the related profit for 2009 as compared to 2008 (dollars in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2009** | | | 2008 | | |
| | **Merchan-dise** | **Refined Gold** | **Total** | Merchan-dise | Refined Gold | Total |
| Proceeds from disposition | **$ 283,208** | **$ 219,528** | **$ 502,736** | $ 286,952 | $ 178,703 | $ 465,655 |
| Profit on disposition | **$ 112,417** | **$ 66,042** | **$ 178,459** | $ 117,673 | $ 52,622 | $ 170,295 |
| Profit margin | **39.7 %** | **30.1 %** | **35.5 %** | 41.0 % | 29.4 % | 36.6 % |
| Percentage of total profit | **63.0 %** | **37.0 %** | **100.0 %** | 69.1 % | 30.9 % | 100.0 % |

The total proceeds from disposition of merchandise and refined gold increased $37.1 million, or 8.0%, in 2009 compared to 2008, and the total profit from the disposition of merchandise and refined gold increased $8.2 million, or 4.8%, in 2009 compared to 2008. Overall profit margin decreased from 36.6% in 2008 to 35.5% in 2009, primarily due to lower profits on the retail disposition of merchandise combined with a higher percentage mix of refined gold sold in 2009, which typically has a lower profit margin.

Proceeds from disposition of retail merchandise decreased $3.7 million, or 1.3%, in 2009 compared to 2008, primarily due to a generally soft economic environment and an absence of economic stimulus payments by the U.S. government to individuals. In addition, the profit margin on the disposition of merchandise decreased to 39.7% in 2009, from 41.0% in 2008, resulting in a $5.3 million, or 4.5%, decrease in profit mainly due to discounting of merchandise prices to encourage retail sales activity.

Proceeds from the disposition of refined gold increased $40.8 million, or 22.8%, in 2009 compared to 2008. In recent periods, an increase in the pawn loan balances for loans secured by jewelry and the sale of gold items purchased directly from customers, has increased the volume of refined gold sold by the Company. In addition, the Company has experienced an increase in the volume of refined gold sold due to the introduction of gold buying services during late 2008 and the first quarter of 2009 in many of the Company's cash advance storefront locations. The profit margin on the disposition of refined gold increased to 30.1% in 2009 from 29.4% in 2008 due to a combination of increased gold sales volumes and a higher average sales price of gold sold, which offset the higher costs of gold sold in 2009.

The consolidated merchandise turnover rate remained flat at 2.9 in 2009 compared to 2008. Management expects that the profit margin on the disposition of merchandise will likely remain under pressure primarily due to the soft economic environment, which may require discounting of merchandise to encourage retail sales, as well as an increase in the percentage mix of refined gold sales, which typically have lower profit margins.

The table below summarizes the age of merchandise held for disposition related to the Company's domestic pawn operations before valuation allowance of $0.7 million at both December 31, 2009 and 2008 (dollars in thousands). The collateral underlying unredeemed loans at the Company's foreign pawn lending locations is not owned by the Company, and therefore, is excluded from the table below.

| | **2009** | | 2008 | |
|---|---|---|---|---|
| | **Amount** | **%** | Amount | % |
| Merchandise held for 1 year or less – | | | | |
| Jewelry | **$ 70,834** | **61.9 %** | $ 72,780 | 66.1 % |
| Other merchandise | **35,328** | **30.8** | 28,979 | 26.3 |
| Total merchandise held for 1 year or less | **106,162** | **92.7** | 101,759 | 92.4 |
| Merchandise held for more than 1 year – | | | | |
| Jewelry | **4,938** | **4.3** | 5,306 | 4.8 |
| Other merchandise | **3,424** | **3.0** | 3,128 | 2.8 |
| Total merchandise held for more than 1 year | **8,362** | **7.3** | 8,434 | 7.6 |
| Total merchandise held for disposition | **$ 114,524** | **100.0 %** | $ 110,193 | 100.0 % |

***Cash Advance Fees.*** Cash advance fees increased $7.3 million, or 2.0%, to $371.9 million in 2009, as compared to $364.6 million in 2008. The increase in revenue from cash advance fees is predominantly due to a 13.6% increase in cash advance fees from the internet channel and card services channel. Offsetting this increase was an 18.5% decrease in cash advance fees from storefront locations which is due to several factors, including the closure of 56 cash advance storefront locations during 2008, regulatory changes in certain markets for the cash advance product that resulted in lower cash advance fees per loan, and the Company's adjustments in underwriting criteria for the cash advance product in late 2008 to reduce risk of loan losses. These factors caused a decrease in revenue on the cash advance product. In particular, the short-term unsecured cash advance product offered at storefront locations in Ohio under the Ohio Second Mortgage Loan statute has a lower annualized yield than the short-term unsecured cash advance product offered prior to December 2008, which resulted in lower cash advance fees at the Ohio storefront locations, despite an increase in cash advances written at these locations. In addition, the adjustments in underwriting criteria for the cash advance product in late 2008 have resulted in a decrease in cash advances written but have lowered the levels of losses in 2009. Management also believes that a generally soft economic environment and higher unemployment levels may have led to fewer qualifying cash advance customers. These factors contributed to the decrease in the number of short-term unsecured cash advance loans, which resulted in reduced cash advance fees at the Company's cash advance storefront locations, and, to a lesser extent, reduced growth at the Company's internet channel.

As of December 31, 2009, cash advance products were available in 680 lending locations, including 434 pawn lending locations and 246 cash advance storefront locations. In 249 of these lending locations, the Company arranges for customers to obtain cash advance products from independent third-party lenders through the CSO program for a fee. Cash advance fees from same stores (stores that have been open for at least twelve months) decreased $13.0 million, or 10.1%, to $116.2 million for 2009, compared to $129.2 million for 2008.

The following table sets forth cash advance fees by operating segment for the years ended December 31, 2009 and 2008 (dollars in thousands):

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2009** | 2008 | Increase (Decrease) | |
| Cash advance segment components: | | | | |
| Storefront | **$ 86,577** | $ 106,294 | $ (19,717) | (18.5)% |
| Internet lending | **241,268** | 221,319 | 19,949 | 9.0 |
| Card services | **12,591** | 2,150 | 10,441 | 485.6 |
| Total cash advance segment | **$ 340,436** | $ 329,763 | $ 10,673 | 3.2 % |
| Pawn lending segment | **31,420** | 34,840 | (3,420) | (9.8) |
| Consolidated cash advance fees | **$ 371,856** | $ 364,603 | $ 7,253 | 2.0 % |

Cash advance fees include fees from cash advances funded by the Company as well as fees from the CSO program and participation interests in certain line of credit receivables originated by a third-party lender and acquired by the Company through the card services channel. The amount of cash advances written increased $269.0 million, or 13.0%, to $2.3 billion in 2009 from $2.1 billion in 2008. These amounts include $942.9 million in 2009 and $702.9 million in 2008 extended to customers by all independent third-party lenders through the CSO program. The average amount per cash advance decreased to $428 from $433 during 2009 over 2008, primarily due to adjustments in the Company's underwriting criteria. The outstanding combined portfolio balance of cash advances increased $46.8 million, or 33.3%, to $187.3 million at December 31, 2009 from $140.5 million at December 31, 2008. Those amounts included $136.1 million and $105.3 million at December 31, 2009 and 2008, respectively, which are included in the Company's consolidated balance sheet and exclude an allowance for losses of $27.3 million and $21.5 million, which has been provided in the consolidated financial statements for December 31, 2009 and 2008, respectively.

Management notes that cash advance fees could be negatively impacted in future periods if legislation related to the cash advance product reduces the yield or revenue from the product to the point that the Company must discontinue its availability in certain markets. For a discussion of regulatory developments that impact the Company's cash advance activities, including developments in Arizona, Minnesota, Ohio, Pennsylvania and Washington, refer to "Item 1. Business—Regulation—Recent Regulatory Developments" and "Item 1A. Risk Factors-Risks Related to the Company's Business and Industry—*Adverse changes in laws affecting the Company's short-term consumer loan services could negatively impact the Company operations.*" The Company does not expect that the potential reduced loan volume associated with regulatory developments in these states will have a material impact on the Company's consolidated net revenue.

The following table summarizes cash advances outstanding at December 31, 2009 and 2008 (dollars in thousands):

| | 2009 | 2008 |
|---|---|---|
| *Funded by the Company* [a] | | |
| Active cash advances and fees receivable | $ 87,710 | $ 69,443 |
| Cash advances and fees in collection | 20,055 | 21,147 |
| **Total funded by the Company** [a] | 107,765 | 90,590 |
| *Funded by third-party lenders*[b] [c] | | |
| Active cash advances and fees receivable | 61,242 | 37,458 |
| Cash advances and fees in collection | 18,278 | 12,479 |
| **Total funded by third-party lenders**[b] [c] | 79,520 | 49,937 |
| **Combined gross portfolio of cash advances and fees receivable**[b] [d] | 187,285 | 140,527 |
| Less: Elimination of cash advances owned by third-party lenders | 51,146 | 35,182 |
| **Company-owned cash advances and fees receivable, gross** | 136,139 | 105,345 |
| Less: Allowance for losses | 27,350 | 21,495 |
| **Cash advances and fees receivable, net** | $ 108,789 | $ 83,850 |
| Allowance for loss on Company-owned cash advances | $ 27,350 | $ 21,495 |
| Accrued losses on third-party lender-owned cash advances | 2,944 | 2,135 |
| **Combined allowance for losses and accrued third-party lender losses** | $ 30,294 | $ 23,630 |
| **Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio**[b] [d] | 16.2 % | 16.8 % |

[a] Cash advances written by the Company in its pawn lending and cash advance storefront locations and through the Company's internet channel.

[b] Non-GAAP presentation. Management evaluates the cash advance portfolio on an aggregate basis including the loss provision for the Company-owned and the third-party lender-owned portfolio that the Company guarantees. The non-GAAP financial measure is provided immediately following its most comparable GAAP amount and can be reconciled to its most comparable GAAP amount through the presentation of the financial information above.

[c] Cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders at the Company's pawn and cash advance storefront locations and through the Company's internet and card services channels.

[d] Includes cash advances written by the Company, as well as the cash advance products described in footnote (c) above.

**Check Cashing Fees, Royalties and Other.** Check cashing fees, royalties and other income from all segments decreased $0.9 million, or 5.9%, to $14.6 million in 2009 from $15.5 million in 2008 primarily due to a lower volume of checks being cashed in 2009. Management believes check cashing volume in 2009 was lower because there were no economic stimulus payments, which caused a higher than normal check cashing volume in 2008. Management believes the decrease in 2009 was also due to the closure of cash advance storefront locations that offered check cashing services in late 2008 and potentially due to higher unemployment rates in 2009. The components of these fees are as follows (dollars in thousands):

| | Year Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2009** | | | | 2008 | | | |
| | **Pawn Lending** | **Cash Advance** | **Check Cashing** | **Total** | Pawn Lending | Cash Advance | Check Cashing | Total |
| Check cashing fees | **$ 431** | **$ 3,703** | **$ 311** | **$ 4,445** | $ 646 | $ 4,911 | $ 400 | $ 5,957 |
| Royalties | **755** | **-** | **2,411** | **3,166** | 713 | - | 2,926 | 3,639 |
| Other | **2,785** | **4,167** | **57** | **7,009** | 2,384 | 3,499 | 62 | 5,945 |
| | **$ 3,971** | **$ 7,870** | **$ 2,779** | **$ 14,620** | $ 3,743 | $ 8,410 | $ 3,388 | $ 15,541 |

**Operations Expenses.** Consolidated operations expenses, as a percentage of total revenue, were 32.1% in both 2009 and 2008. These expenses increased $29.4 million, or 8.9%, in 2009 compared to 2008.

In 2009, pawn lending operating expenses increased $21.2 million, or 9.9%, to $236.4 million when compared to 2008, primarily due to higher personnel costs related to the combined effects of the addition of Prenda Fácil, staffing increases and the cost of personnel benefits related to the pawn lending activities. The operations expenses for the cash advance activities increased $8.2 million, or 7.2%, to $122.5 million in 2009 compared to 2008, primarily due to a $9.5 million increase in marketing expenses in the Company's cash advance segment, primarily from the internet channel's efforts to expand the Company's customer base both domestically and internationally, as well as expenses for new product development activities. These higher expenses at the Company's internet channel were partially offset by lower operating expenses for storefront activities due to locations that were closed in 2008 and the absence of costs related to development activities supporting a referendum to overturn Ohio legislation related to short-term cash advances in November 2008.

The Company's operations expenses are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represents 75.9% of total operations expenses in 2009 and 77.9% in 2008. The comparison is as follows (dollars in thousands):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2009** | | 2008 | |
| | **Amount** | **% of Total Revenue** | Amount | % of Total Revenue |
| Personnel | **$ 192,133** | **17.0 %** | $ 181,118 | 17.6 % |
| Occupancy | **81,190** | **7.2** | 76,499 | 7.4 |
| Other | **86,804** | **7.9** | 73,127 | 7.1 |
| Total | **$ 360,127** | **32.1 %** | $ 330,744 | 32.1 % |

The increase in personnel expenses is primarily due to Prenda Fácil's labor costs, the growth of the Company's internet channel and normal recurring salary adjustments. The increase in occupancy expense is primarily due to recurring rent and property tax increases as well as the increase in occupancy expense associated with Prenda Fácil. These increases were partially offset by the closure of 56 cash advance storefront locations in 2008.

During 2008, the Company had a total of $3.2 million of personnel and occupancy charges associated with the closing of 56 cash advance storefront locations during the year. Of the $3.2 million, approximately $1.6 million was charged to personnel expenses related to store closures and the realignment of operations management, and approximately $1.6 million was charged to occupancy expenses related to lease terminations. Excluding these one-time charges, total operating expenses would have been $327.5 million, and operations expenses would have increased $32.6 million, or 9.0%, in 2009 compared to 2008.

The Company realigned some of its administrative activities during the first quarter of 2009 to create more direct oversight of operations, resulting in classifying some expenses that were classified as administration expenses in prior periods as operating expenses. For comparison purposes, the Company reclassified the same direct expenses from earlier periods out of administrative expenses and into operations expenses. The amount reclassified in 2008 was $2.4 million. There was no change in the aggregate amount of expenses related to this reclassification.

**Cash Advance Loss Provision.** The Company maintains an allowance for losses on cash advances at a level projected to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The cash advance loss provision is utilized to increase or decrease the allowance carried against the outstanding Company-owned cash advance portfolio (including participation interests in line of credit receivables acquired from a third-party lender) as well as expected losses in the third-party lender-owned portfolios which are guaranteed by the Company. The allowance is based on historical trends in portfolio performance based on the status of the balance owed by the customer. The Company charges off all cash advances once they have been in default for 60 days, or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected. The cash advance loss provision decreased by $9.9 million to $130.8 million in 2009, from $140.7 million in 2008. The loss provision expense as a percentage of gross cash advances written was lower in 2009, decreasing to 5.6% from 6.8% in 2008. The loss provision as a percentage of cash advance fees decreased to 35.2% in 2009 from 38.6% in 2008. The lower loss provision is primarily due to adjustments in underwriting criteria, an improved mix of customers, which is more heavily weighted to customers with better repayment histories and a lower concentration of customers with no performance history, lower defaults (loans not paid when due) and a higher percentage of collections on loans that were past due.

Due to the short-term nature of the cash advance product and the high velocity of loans written, seasonal trends are evidenced in quarter-to-quarter performance. Typically, in the normal business cycle, sequential losses, as measured by the current period loss provision as a percentage of combined cash advances written in the period, are lowest in the first quarter and increase throughout the year, with the final two quarters generally combining for the peak levels of loss provision expense and balance for the allowance for losses. Management took steps to reduce losses in its storefront and online businesses beginning in the last half of 2008, including an adjustment to its underwriting criteria and more emphasis on collections activities. This effort resulted in a lower loss provision as a percentage of cash advances written in 2009 than in 2008.

The following table shows the Company's loss experience by quarter for 2009 and 2008:

| | 2009 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Fiscal Year |
| Combined cash advance loss provision as a % of combined cash advances written [(a)(b)] | 5.1% | 5.5% | 6.1% | 5.5% | 5.6% |
| Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)] | 6.1% | 4.4% | 5.6% | 5.1% | 5.3% |
| Combined cash advance loss provision as a % of cash advance fees [(a)(b)] | 30.8% | 34.5% | 38.4% | 36.0% | 35.2% |
| Combined cash advances and fees receivable, gross [(a)(b)] | $ 121,958 | $ 146,345 | $ 161,577 | $ 187,285 | $ 187,285 |
| Combined allowance for losses on cash advances | 18,800 | 24,222 | 27,503 | 30,294 | 30,294 |
| Combined cash advances and fees receivable, net[(a)(b)] | $ 103,158 | $ 122,123 | $ 134,074 | $ 156,991 | $ 156,991 |
| Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(a)(b)] | 15.4% | 16.6% | 17.0% | 16.2% | 16.2% |

| | 2008 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Forth Quarter | Fiscal Year |
| Combined cash advance loss provision as a % of combined cash advances written [(a)(b)] | 5.5% | 6.5% | 7.6% | 7.3% | 6.8% |
| Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)] | 6.5% | 5.2% | 8.1% | 8.0% | 7.0% |
| Combined cash advance loss provision as a % of cash advance fees [(a)(b)] | 31.8% | 37.4% | 42.5% | 42.1% | 38.6% |
| Combined cash advances and fees receivable, gross [(a)(b)] | $ 124,463 | $ 145,653 | $ 143,351 | $ 140,527 | $ 140,527 |
| Combined allowance for losses on cash advances | 22,803 | 29,710 | 27,258 | 23,630 | 23,630 |
| Combined cash advances and fees receivable, net [(a)(b)] | $ 101,660 | $ 115,943 | $ 116,093 | $ 116,897 | $ 116,897 |
| Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(a)(b)] | 18.3% | 20.4% | 19.0% | 16.8% | 16.8% |

[(a)]Non-GAAP presentation. Management evaluates the cash advance portfolio on an aggregate basis including its evaluation of the loss provision for the Company-owned portfolio and the third-party lender-owned portfolio that the Company guarantees. The non-GAAP financial measure is provided immediately following its most comparable GAAP amount and can be reconciled to its most comparable GAAP amount through the presentation of the financial information above.

[(b)]Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were marketed, processed, or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn lending and cash advance storefront locations and through the Company's internet and card services channels.

The following table summarizes the cash advance loss provision for the years ended December 31, 2009 and 2008, respectively (dollars in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | **2009** | 2008 |
| Cash advance loss provision: | | |
| Loss provision on Company-owned cash advances | **$ 130,007** | $ 140,416 |
| Loss provision on third-party owned cash advances | **809** | 307 |
| Combined cash advance loss provision | **$ 130,816** | $ 140,723 |
| Charge-offs, net of recoveries | **$ 124,152** | $ 144,597 |
| Cash advances written: | | |
| By the Company [a] | **$ 1,402,887** | $ 1,373,642 |
| By third-party lenders[b][c] | **942,897** | 702,933 |
| Combined cash advances written [b][d] | **$ 2,345,784** | $ 2,076,575 |
| Combined cash advance loss provision as a % of combined cash advances written [b][d] | **5.6%** | 6.8% |
| Charge-offs (net of recoveries) as a % of combined cash advances written [b][d] | **5.3%** | 7.0% |

[a] Cash advances written by the Company for its own account in pawn lending and cash advance storefront locations and through the internet channel.

[b] Non-GAAP presentation. Management evaluates and measures the cash advance portfolio performance on an aggregate basis including its evaluation of the loss provision for the Company-owned portfolio and the third-party lender-owned portfolio that the Company guarantees.

[c] Cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance storefront locations and through the Company's internet and card services channels. (Note: The Company commenced business in the card services channel in the third quarter of 2008.)

[d] Includes cash advances written by the Company, as well as the cash advance products described in footnote (c) above.

**Administration Expenses.** Consolidated administration expenses, as a percentage of total revenue, were 7.8% in 2009, compared to 7.3% in 2008. The components of administration expenses for the years ended December 31, 2009 and 2008 are as follows (dollars in thousands):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2009** | | 2008 | |
| | **Amount** | **% of Revenue** | Amount | % of Revenue |
| Personnel | **$ 54,268** | **4.8 %** | $ 51,555 | 5.0 % |
| Other | **33,661** | **3.0** | 24,055 | 2.3 |
| Total | **$ 87,929** | **7.8 %** | $ 75,610 | 7.3 % |

The increase in administration expenses of $12.3 million in 2009 over 2008 was mainly due to Prenda Fácil's labor costs, the growth of the Company's internet channel and normal recurring salary adjustments within administrative functions. Included in the administration expenses in 2008 were severance and related compensation expense associated with management realignment activities of $3.3 million.

**Depreciation and Amortization.** Depreciation and amortization expense as a percentage of total revenue was 3.7% in 2009, compared to 3.8% in 2008. Total depreciation and amortization expense increased $1.9 million, or 4.9%, primarily due to the Prenda Fácil operations and software development at the Company's internet channel, partially offset by a decrease due to closed cash advance storefront locations in 2008. Management expects that the implementation of the Company's new proprietary point-of-sale system, which is expected to be completed in late 2010, will result in a substantial increase in depreciation expense in 2011.

**Interest Expense.** Interest expense as a percentage of total revenue was 1.9% in 2009 and 1.6% in 2008. Interest expense increased $4.8 million, or 30.1%, to $20.8 million in 2009 as compared to $16.0 million in 2008. The increase was primarily due to an increase in the average amount of debt outstanding during 2009 to $435.1 million from $324.8 million during 2008, primarily due to the Prenda Fácil acquisition in the fourth quarter of 2008 and the supplemental earn-out and true-up payments related to the CashNetUSA acquisition paid in late 2008 ($34.7 million) and early 2009 ($39.7 million). The increase was partially offset by a decrease in the effective blended borrowing cost to 4.1% in 2009 from 4.7% in 2008. While the effective blended borrowing cost decreased in 2009, the Company's offering of its 5.25% Convertible Senior Notes due May 15, 2029 (the "2009 Convertible Notes") during the second quarter of 2009 contributed to the increase in interest expense, net, as relatively lower cost floating rate debt was replaced by relatively higher fixed rate debt. See "Item 8. Financial Statements and Supplementary Data—Note 8" for further discussion of the 2009 Convertible Notes. The Company also incurred non-cash interest expense of $2.0 million related to the issuance of the 2009 Convertible Notes in May 2009.

**Income Taxes.** The Company's effective tax rate was 36.7% for 2009, compared to 38.9% in 2008. The Company incurred $4.4 million of nondeductible expenses during 2008 primarily related to development activities supporting a 2008 referendum to overturn Ohio legislation related to short-term cash advances in that state. If the prior year expense related to the Ohio referendum activities were deductible, the effective tax rate for 2008 would have been 37.7%. Without the prior year expense, the decrease in the 2009 effective tax rate was attributable to lower state taxes and to the effect of lower foreign statutory tax rates on the 2009 increase in earnings from foreign operations.

## Year Ended 2008 Compared To Year Ended 2007

**Consolidated Net Revenue.** Consolidated net revenue increased $52.8 million, or 7.7%, to $735.4 million during 2008 from $682.6 million during 2007. Net revenue from the pawn segment increased $37.3 million, or 10.5%, largely due to increased finance and service charges from domestic pawn loans and increased profit from the disposition of merchandise. In addition, net revenue from the cash advance segment increased by $15.7 million during 2008, primarily due to growth in the Company's internet channel. Partially offsetting this increase was a decrease in net revenue from storefront cash advance activities as a result of adjustments in underwriting criteria to reduce loss exposure and closing locations in various markets. The following table sets forth net revenue by operating segment for 2008 and 2007 (dollars in thousands):

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2008** | 2007 | Increase/(Decrease) | |
| Pawn lending segment components: | | | | |
| Domestic | $ **392,291** | $ 356,275 | $ 36,016 | 10.1 |
| Foreign | **1,330** | - | 1,330 | N/A |
| Total pawn lending segment | $ **393,621** | $ 356,275 | $ 37,346 | 10.5 % |
| Cash advance segment components: | | | | |
| Storefront | $ **114,948** | $ 137,979 | $ (23,031) | (16.7) % |
| Internet lending | **221,324** | 184,729 | 36,595 | 19.8 |
| Card services | **2,153** | - | 2,153 | N/A |
| Total cash advance segment | $ **338,425** | $ 322,708 | $ 15,717 | 4.9 % |
| Check cashing segment | **3,388** | 3,619 | (231) | (6.4) |
| Consolidated net revenue | $ **735,434** | $ 682,602 | $ 52,832 | 7.7 % |

***Finance and Service Charges.*** Finance and service charges from pawn loans increased $24.0 million, or 14.9%, to $185.0 million in 2008 from $161.0 million in 2007. The increase was primarily due to higher average loan balances on pawn loans, which contributed $21.1 million of the increase and higher annualized yield on pawn loans, which contributed $2.9 million of the increase. In addition, the Company's decision to reduce the maximum loan term from 90 days to 60 days in 198 pawn storefront locations in the last half of 2007 contributed to higher reported pawn loan yields and contributed to better performance in the portfolio, as customer payments of finance and service charges occurred earlier and the maximum amount of fees and service charges were lower as an overall percentage of the loan amount.

Balances in domestic and foreign locations at December 31, 2008 were $168.7 million, which was $31.4 million, or 22.9%, higher than at December 31, 2007. The average balance of pawn loans outstanding for 2008 increased by $15.4 million, or 12.0%, compared to 2007, which management believes is attributable to higher gold prices allowing for greater loan amounts for loans secured by gold collateral. A significant contribution to the increase in the number of pawn loans and pawn loan balances was the inclusion of $16.7 million of pawn loans from Prenda Fácil as of December 31, 2008.

Loan yield on pawn loans was 128.8% for 2008, compared to 125.5% in 2007. The higher annualized yield is a function of the average rates for fees and service charges on pawn loans as well as the amount of finance and service charges deemed to be collectible based on historical loan redemption statistics. The Company's domestic annualized loan yield increased to 129.0% in 2008 compared to 125.5% in 2007. The increase was primarily due to improved performance and portfolio mix.

***Proceeds from the Disposition of Merchandise.*** Profit from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of disposed merchandise. The following table summarizes the proceeds from the disposition of merchandise and the related profit for 2008 as compared to 2007 (dollars in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | 2007 | | |
| | **Merchan-dise** | **Refined Gold** | **Total** | Merchan-dise | Refined Gold | Total |
| Proceeds from disposition | **$ 286,952** | **$ 178,703** | **$ 465,655** | $ 276,794 | $ 120,027 | $ 396,821 |
| Profit on disposition | **$ 117,673** | **$ 52,622** | **$ 170,295** | $ 112,090 | $ 37,939 | $ 150,029 |
| Profit margin | **41.0 %** | **29.4 %** | **36.6 %** | 40.5 % | 31.6 % | 37.8 % |
| Percentage of total profit | **69.1 %** | **30.9 %** | **100.0 %** | 74.7 % | 25.3 % | 100.0 % |

The total proceeds from disposition of merchandise and refined gold increased $68.8 million, or 17.4%, in 2008 compared to 2007, and the total profit from the disposition of merchandise and refined gold increased $20.3 million, or 13.5%, in 2008 compared to 2007. Overall profit margin decreased from 37.8% in 2007 to 36.6% in 2008, primarily due to a higher percentage mix of refined gold sold in 2008. The consolidated merchandise turnover rate increased to 2.9 in 2008 compared to 2.7 in 2007.

Proceeds from disposition of merchandise increased $10.2 million, or 3.7%, in 2008 compared to 2007, primarily due to the higher levels of retail sales activity that was supported by higher levels of merchandise available for disposition entering into 2008. In addition, the profit margin on the disposition of merchandise increased to 41.0% in 2008 from 40.5% in 2007, resulting in a $5.6 million, or 5.0%, increase in profit. The gross profit margin in 2008 was positively impacted by a $1.2 million reduction in the inventory valuation allowance during the fourth quarter of 2008, primarily due to a modification of the methodology used to assess the adequacy of this allowance. Excluding the impact of this modification on the total cost of disposed merchandise the gross profit margin would have been $169.1 million, or 36.3%, and, on merchandise excluding refined gold, the gross profit margin would have been $117.1 million, or 40.8%.

Proceeds from the disposition of refined gold increased $58.7 million, or 48.9%, in 2008 compared to 2007. During 2008, an increase in the amount of pawn loans secured by jewelry and the sale of gold items purchased directly from customers increased the volume of refined gold sold by the Company. The profit margin on the disposition of refined gold decreased to 29.4% in 2008, from 31.6% in 2007, primarily due to the higher advance rates on loans secured by gold following the increase in the market prices of gold in 2007 and early 2008.

Management emphasized disposition activities in 2008, especially in the last half of 2008, which resulted in the improved mix of merchandise under one year old but also contributed to lower gross profit margins in the second half of 2008. The following table summarizes the age of merchandise held for disposition before valuation allowance of $0.7 million and $2.0 million, respectively, at December 31, 2008 and 2007 (dollars in thousands):

| | **2008** | | 2007 | |
|---|---|---|---|---|
| | **Amount** | **%** | Amount | % |
| Merchandise held for 1 year or less – | | | | |
| Jewelry | **$ 72,780** | **66.1 %** | $ 60,702 | 60.6 % |
| Other merchandise | **28,979** | **26.3** | 29,437 | 29.4 |
| Total merchandise held for 1 year or less | **101,759** | **92.4** | 90,139 | 90.0 |
| Merchandise held for more than 1 year – | | | | |
| Jewelry | **5,306** | **4.8** | 6,264 | 6.3 |
| Other merchandise | **3,128** | **2.8** | 3,731 | 3.7 |
| Total merchandise held for more than 1 year | **8,434** | **7.6** | 9,995 | 10.0 |
| Total merchandise held for disposition | **$ 110,193** | **100.0 %** | $ 100,134 | 100.0 % |

During 2008, the Company modified its methodology for assessing the reasonableness of its inventory allowance by taking a more comprehensive view of factors impacting the valuation of merchandise held for disposition. Beginning in 2008, a greater emphasis was placed on shrinkage rates as a measure of adequacy of the allowance, while maintaining the other measures of merchandise quality used in prior periods. Management believes that this approach more accurately reflects the near-term vulnerability of merchandise valuation impairment based on historical perspectives. As a result, the inventory allowance decreased to $0.7 million as of December 31, 2008 from $2.0 million as of December 31, 2007, representing 0.6% of the balance of merchandise held for disposition at December 31, 2008. The Company conducts multiple physical count assessments of merchandise in all of its locations and immediately records the results of those activities directly to the income statement. For the trailing six months ended December 31, 2008, the merchandise shortages charged to income was $0.4 million, or 0.2%, of merchandise sales for the same period. This charge caused the merchandise balance to be higher than it would have been if the allowance had not changed. Applying the prior year allowance of $2.0 million, reported net merchandise levels would have been up only 10.3%, compared to the currently reported increase from 2007 to 2008 of 11.6%.

***Cash Advance Fees.*** Cash advance fees increased $9.4 million, or 2.6%, to $364.6 million in 2008, as compared to $355.2 million in 2007. The increase in revenue from cash advance fees is predominantly due to a 19.8% increase in cash advance fees from the internet channel, partially offset by a 17.3% decrease in cash advance fees from storefront activities. The decrease in storefront cash advance fees is mainly due to the closure of 56 cash advance storefront locations during 2008, as well as adjustments to underwriting criteria late in 2007 to reduce losses on cash advance loans.

As of December 31, 2008, cash advance products were available in 679 lending locations, including 431 pawn lending locations and 248 cash advance storefront locations. In 249 of these lending locations, the Company arranges for customers to obtain cash advance products from independent third-party lenders for a fee. Cash advance fees from same stores (stores that have been open for at least twelve months) decreased $28.3 million, or

17.1%, to $137.3 million for 2008, compared to $165.6 million for 2007.

The following table sets forth cash advance fees by operating segment for the years ended December 31, 2008 and 2007 (dollars in thousands):

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2008** | 2007 | Increase (Decrease) | |
| Cash advance segment components: | | | | |
| Storefront | **$ 106,294** | $ 128,454 | $ (22,160) | (17.3) % |
| Internet lending | **221,319** | 184,724 | 36,595 | 19.8 |
| Card services | **2,150** | - | 2,150 | N/A |
| Total cash advance segment | **$ 329,763** | $ 313,178 | $ 16,585 | 5.3 % |
| Pawn lending segment | **34,840** | 42,018 | (7,178) | (17.1) |
| Consolidated cash advance fees | **$ 364,603** | $ 355,196 | $ 9,407 | 2.6 % |

The amount of cash advances written increased $52.0 million, or 2.6%, to $2.1 billion in 2008 from $2.0 billion in 2007. These amounts include $703 million in 2008 and $655 million in 2007 extended to customers by all independent third-party lenders. The average amount per cash advance increased to $433 from $413 during 2008 over 2007, primarily due to adjustments to underwriting criteria. The outstanding combined portfolio balance of cash advances decreased $7.9 million, or 5.3%, to $140.5 million at December 31, 2008 from $148.4 million at December 31, 2007. Those amounts included $105.3 million and $113.8 million at December 31, 2008 and 2007, respectively, which are included in the Company's consolidated balance sheet and are net of an allowance for losses of $21.5 million and $25.7 million, which has been provided in the consolidated financial statements for December 31, 2008 and 2007, respectively.

The following table summarizes cash advances outstanding at December 31, 2008 and 2007 (dollars in thousands):

| | **2008** | 2007 |
|---|---|---|
| *Funded by the Company* [(a)] | | |
| Active cash advances and fees receivable | **$ 69,443** | $ 76,620 |
| Cash advances and fees in collection | **21,147** | 24,099 |
| **Total funded by the Company** [(a)] | **90,590** | 100,719 |
| *Funded by third-party lenders*[(b) (c)] | | |
| Active cash advances and fees receivable | **37,458** | 34,580 |
| Cash advances and fees in collection | **12,479** | 13,105 |
| **Total funded by third-party lenders**[(b) (c)] | **49,937** | 47,685 |
| **Combined gross portfolio of cash advances and fees receivable**[(b) (d)] | **140,527** | 148,404 |
| Less: Elimination of cash advances owned by third-party lenders | **35,182** | 34,580 |
| **Company-owned cash advances and fees receivable, gross** | **105,345** | 113,824 |
| Less: Allowance for losses | **21,495** | 25,676 |
| **Cash advances and fees receivable, net** | **$ 83,850** | $ 88,148 |
| Allowance for loss on Company-owned cash advances | **$ 21,495** | $ 25,676 |
| Accrued losses on third-party lender-owned cash advances | **2,135** | 1,828 |
| **Combined allowance for losses and accrued third-party lender losses** | **$ 23,630** | $ 27,504 |
| **Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio**[(b) (d)] | **16.8 %** | 18.5 % |

[a] Cash advances written by the Company in its pawn lending and cash advance storefront locations and through the Company's internet channel.

[b] Non-GAAP presentation. Management evaluates the cash advance portfolio on an aggregate basis including the loss provision for the Company-owned and the third-party lender-owned portfolio that the Company guarantees. The non-GAAP financial measure is provided immediately following its most comparable GAAP amount and can be reconciled to its most comparable GAAP amount through the presentation of the financial information above.

[c] Cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance storefront locations and through the Company's internet and card services channels. (Note: The Company commenced business in the card services channel in the third quarter of 2008.)

[d] Includes cash advances written by the Company, as well as the cash advance products described in footnote (c) above.

**Check Cashing Fees, Royalties and Other.** Check cashing fees, royalties and other income from all segments decreased $0.9 million, or 5.3%, from $16.4 million in 2007 to $15.5 million in 2008 primarily due to a lower volume of checks being cashed. Management also believes the decrease was potentially due to an increase in competition and the closing of cash advance storefront locations during 2008. The components of these fees are as follows (dollars in thousands):

| | Year Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2008** | | | | 2007 | | | |
| | **Pawn Lending** | **Cash Advance** | **Check Cashing** | **Total** | Pawn Lending | Cash Advance | Check Cashing | Total |
| Check cashing fees | **$ 646** | **$ 4,908** | **$ 400** | **$ 5,954** | $ 780 | $ 5,684 | $ 485 | $ 6,949 |
| Royalties | **713** | **-** | **2,926** | **3,639** | 555 | - | 3,064 | 3,619 |
| Other | **2,384** | **3,502** | **62** | **5,948** | 1,933 | 3,846 | 70 | 5,849 |
| | **$ 3,743** | **$ 8,410** | **$ 3,388** | **$ 15,541** | $ 3,268 | $ 9,530 | $ 3,619 | $16,417 |

**Operations Expenses.** Consolidated operations expenses, as a percentage of total revenue, were 32.1% in 2008, a decrease from 33.0% in 2007. These expenses increased $21.8 million, or 7.0%, in 2008 compared to 2007. In 2008, pawn lending operating expenses increased $16.6 million, or 8.4%, to $215.1 million when compared to 2007, primarily due to higher personnel costs, increased occupancy expenses and an increase in store level incentives. The operations expenses for the cash advance activities increased $5.1 million, or 4.7%, to $114.3 million in 2008 compared to 2007, primarily as a result of the growth and development of the Company's internet channel.

The Company's operations expenses are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represents 77.9% of total operations expenses in 2008 and 77.9% in 2007. The comparison is as follows (dollars in thousands):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2008** | | 2007 | |
| | **Amount** | **% of Revenue** | Amount | % of Revenue |
| Personnel | **$ 181,118** | **17.6 %** | $ 169,428 | 18.2 % |
| Occupancy | **76,499** | **7.4** | 71,196 | 7.6 |
| Other | **73,127** | **7.1** | 68,358 | 7.2 |
| Total | **$ 330,744** | **32.1 %** | $ 308,982 | 33.0 % |

The Company had a total of $3.2 million of personnel and occupancy charges in 2008 associated with the closing of 56 locations in Texas, California, Ohio and Illinois during the year. Of the $3.2 million, approximately $1.6 million was charged to personnel expenses related to store closures and the realignment of operations management, and approximately $1.6 million was charged to occupancy expenses related to lease terminations. Excluding these one-time charges, total operating expenses would have been $327.5 million, an increase of 6.0% over 2007.

The Company realigned some of its administrative activities during the first quarter 2009 to create more direct oversight of operations, resulting in classifying some expenses that were classified as administration expenses in prior periods as operating expenses. For comparison purposes, the Company reclassified the same direct expenses from earlier periods out of administrative expenses and into operations expenses. The amounts reclassified in 2008 and 2007 were $2.4 million and $2.6 million, respectively. There was no change in the aggregate amount of expenses related to this reclassification.

Aside from the costs directly attributable to the closing of locations and realignment of operations during the year, the increase in personnel expenses was mainly due to increases in store level incentives, higher staffing levels, the growth in the Company's internet channel, normal recurring salary adjustments and higher health insurance costs. The increase in occupancy expense was primarily due to recurring rent increases as well as higher utility costs and property taxes. The increase in other operations expenses was primarily due to $4.2 million of costs related to development activities supporting a referendum to overturn Ohio legislation related to short-term cash advances in November 2008 and an increase in selling and other administrative expenses.

**Cash Advance Loss Provision.** The Company maintains an allowance for losses on cash advances at a level projected to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The cash advance loss provision is utilized to increase or decrease the allowance carried against the outstanding Company-owned cash advance portfolio (including participation interests in line of credit receivables acquired from a third-party lender) as well as expected losses in the third-party lender-owned portfolios which are guaranteed by the Company. The allowance is based on historical trends in portfolio performance based on the status of the balance owed by the customer. The Company charges off all cash advances once they have been in default for 60 days, or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected. The cash advance loss provision decreased by $14.5 million to $140.7 million in 2008, from $155.2 million in 2007. The loss provision expense as a percentage of gross cash advances written was 6.8% in 2008, a decrease from 7.7% in 2007. The loss provision as a percentage of cash advance fees decreased to 38.6% in 2008 from 43.7% in 2007. The lower loss provision is primarily due to an improved mix of customers, which is more heavily weighted to customers with better repayment histories and a lower concentration of customers with no performance history, and a higher percentage of collections on loans that were past due. In addition, the Company adjusted its underwriting criteria late in 2007 in an effort to reduce bad debt.

Due to the short-term nature of the cash advance product and the high velocity of loans written, seasonal trends are evidenced in quarter-to-quarter performance. Management believes that the higher loss levels experienced in 2007 were due to a large increase in new customers during the early part of the year. Typically, in the normal business cycle, sequential losses, as measured by the current period loss provision as a percentage of combined cash advances written in the period, are lowest in the first quarter and increase throughout the year, with the final two quarters experiencing the peak levels of losses. The quarterly sequential performance deviated from this typical cycle during 2007, as sequential loss rates decreased from the third quarter to the fourth quarter. Management believes that this sequential decrease during 2007 was unusual and due mainly to the increase in customers with established borrowing histories as a percentage of all customers in the latter half of the year. This change in mix was primarily in the portfolio of cash advances originated by the Company's online channel. In addition, management took steps to reduce losses in its storefront business beginning in the last half of 2007, including additional underwriting guidelines and more emphasis on collections activities. These changes accounted for a smaller portion of the decrease in loss rates in relation to the customer composition mix, but loss levels in this business have been reduced compared to the prior year.

The following table shows the Company's loss experience by quarter for 2008 and 2007:

| | 2008 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Fiscal Year |
| Combined cash advance loss provision as a % of combined cash advances written [(a)(b)] | 5.5% | 6.5% | 7.6% | 7.3% | 6.8% |
| Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)] | 6.5% | 5.2% | 8.1% | 8.0% | 7.0% |
| Combined cash advance loss provision as a % of cash advance fees [(a)(b)] | 31.8% | 37.4% | 42.5% | 42.1% | 38.6% |
| Combined cash advances and fees receivable, gross [(a)(b)] | $ 124,463 | $ 145,653 | $ 143,351 | $ 140,527 | $ 140,527 |
| Combined allowance for losses on cash advances | 22,803 | 29,710 | 27,258 | 23,630 | 23,630 |
| Combined cash advances and fees receivable, net [(a)(b)] | $ 101,660 | $ 115,943 | $ 116,093 | $ 116,897 | $ 116,897 |
| Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(a)(b)] | 18.3% | 20.4% | 19.0% | 16.8% | 16.8% |

| | 2007 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Forth Quarter | Fiscal Year |
| Combined cash advance loss provision as a % of combined cash advances written [(a)(b)] | 7.4% | 8.4% | 8.1% | 6.8% | 7.7% |
| Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)] | 6.5% | 6.5% | 8.3% | 7.8% | 7.3% |
| Combined cash advance loss provision as a % of cash advance fees [(a)(b)] | 41.7% | 48.7% | 45.7% | 38.8% | 43.7% |
| Combined cash advances and fees receivable, gross [(a)(b)] | $ 115,547 | $ 139,576 | $ 144,779 | $ 148,404 | $ 148,404 |
| Combined allowance for losses on cash advances | 24,394 | 33,996 | 32,757 | 27,504 | 27,504 |
| Combined cash advances and fees receivable, net [(a)(b)] | $ 91,153 | $ 105,580 | $ 112,022 | $ 120,900 | $ 120,900 |
| Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(a)(b)] | 21.1% | 24.4% | 22.6% | 18.5% | 18.5% |

(a) Non-GAAP presentation. Management evaluates the cash advance portfolio on an aggregate basis including its evaluation of the loss provision for the Company-owned portfolio and the third-party lender-owned portfolio that the Company guarantees. The non-GAAP financial measure is provided immediately following its most comparable GAAP amount and can be reconciled to its most comparable GAAP amount through the presentation of the financial information above.

(b) Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were marketed, processed, or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn lending and cash advance storefront locations and through the Company's internet and card services channels. (Note: The Company commenced business in the card services channel in the third quarter of 2008.)

The following table summarizes the cash advance loss provision for the years ended December 31, 2008 and 2007, respectively (dollars in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | **2008** | 2007 |
| Cash advance loss provision: | | |
| Loss provision on Company-owned cash advances | $ **140,416** | $ 154,565 |
| Loss provision on third-party owned cash advances | **307** | 673 |
| Combined cash advance loss provision | $ **140,723** | $ 155,238 |
| Charge-offs, net of recoveries | $ **144,597** | $ 148,402 |
| Cash advances written: | | |
| By the Company [(a)] | $ **1,373,642** | $ 1,370,167 |
| By third-party lenders[(b)(c)] | **702,933** | 654,760 |
| Combined cash advances written [(b)(d)] | $ **2,076,575** | $ 2,024,927 |
| Combined cash advance loss provision as a % of combined cash advances written [(b)(d)] | **6.8%** | 7.7% |
| Charge-offs (net of recoveries) as a % of combined cash advances written [(b)(d)] | **7.0%** | 7.3% |

[(a)]Cash advances written by the Company for its own account in pawn lending locations, cash advance storefront locations and through the internet channel.

[(b)]Non-GAAP presentation. Management evaluates and measures the cash advance portfolio performance on an aggregate basis including its evaluation of the loss provision for the Company-owned portfolio and the third-party lender-owned portfolio that the Company guarantees.

[(c)]Cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance storefront locations and through the Company's internet and card services channels. (Note: The Company did not commence business in the card services channel until the third quarter of 2008.)

[(d)]Includes cash advances written by the Company, as well as the cash advance products described in footnote (c) above.

**Administration Expenses.** Consolidated administration expenses, as a percentage of total revenue, were 7.3% in 2008, compared to 5.7% in 2007. The components of administration expenses for the years ended December 31, 2008 and 2007 are as follows (dollars in thousands):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2008** | | 2007 | |
| | Amount | **% of Revenue** | Amount | % of Revenue |
| Personnel | $ **51,557** | **5.0 %** | $ 34,111 | 3.7 % |
| Other | **24,053** | **2.3** | 18,637 | 2.0 |
| Total | $ **75,610** | **7.3 %** | $ 52,748 | 5.7 % |

The significant increase in administrative expense was due to a variety of factors, including health and workers compensation insurance increases, higher management incentives due to performance, increased infrastructure spending at the Company's online lending facilities and management realignment expenses. The Company significantly realigned its administrative activities during the fourth quarter of 2008 to create a more efficient structure more closely aligned with the current business environment, which resulted in a one-time charge to earnings of $3.3 million in severance and related compensation expenses in 2008.

**Depreciation and Amortization.** Depreciation and amortization expense as a percentage of total revenue was 3.8% in 2008, compared to 3.5% in 2007. Total depreciation and amortization expense increased $7.5 million, or 23.4%, primarily due to accelerated depreciation costs related to planned store closures as well as accelerated depreciation on computer hardware that will be replaced during the deployment of the Company's new point-of-sale system.

**Interest Expense.** Interest expense as a percentage of total revenue was 1.6% in 2008 and 1.7% in 2007. Interest expense was flat at $16.0 million for 2008 and 2007. The Company had a higher average amount of floating rate debt outstanding of $211.2 million during 2008 and $121.3 million during 2007, which was offset by a lower weighted average interest rate on floating rate debt of 3.9% during 2008 compared to 6.3% during 2007. The average amount of total debt outstanding increased during 2008 to $324.8 million from $249.8 million during 2007 mainly due to the Prenda Fácil acquisition. The effective blended borrowing cost was 4.7% in 2008 and 6.4% in 2007.

**Income Taxes.** The Company's effective tax rate was 38.9% for 2008 compared to 36.4% in 2007. The Company incurred $4.4 million of nondeductible expenses during 2008 primarily related to development activities supporting a 2008 referendum to overturn Ohio legislation related to short-term cash advances in that state. If the prior year expense related to the Ohio referendum activities were deductible, the effective tax rate for 2008 would have been 37.7%. The Company recognized a one-time $1.1 million deferred tax benefit during 2007 as a result of a change in Texas law enacted during that period. Excluding the one-time Texas deferred tax benefit, the effective rate for 2007 would have been 37.3%.

## LIQUIDITY AND CAPITAL RESOURCES

### Capital Funding Strategy

The Company manages the liquidity and capital positions of the Company to satisfy three primary objectives. First, near-term liquidity is managed to ensure that adequate resources are available to fund the Company's seasonal working capital growth which is driven by demand for short-term consumer loans. Second, longer-term refinancing strategies are used to manage the Company's debt refinancing risk, and third, long-term capital strategies are used to provide the capital necessary to fund the Company's long-term strategic growth objectives. Near-term liquidity is provided through operating cash flows and the utilization of borrowings under the Company's long-term committed unsecured bank line of credit. Longer-term refinancing risk is managed by staggering the Company's debt maturities and issuing new long-term debt securities from time to time as market conditions permit. Long-term capital needs are managed by assessing the growth capital needs of the Company over time and balancing those needs against the internal and external capital resources available.

The Company has historically demonstrated a higher degree of internally generated cash flow through normal operating activities for funding both long-term and short-term needs than many financial services companies. As a result, operating cash flow is expected to meet the needs of near-term operating objectives without reliance on short-term credit instruments such as warehouse lines of credit, asset backed securities or commercial paper. To the extent the Company determines that strategic transactions, such as large scale acquisitions, are necessary, management will consider additional sources of long-term funding. Historically, funding for long-term strategic transactions has been supplemented by the Company's long-term unsecured bank line of credit or other long-term security issuances.

As of December 31, 2009, 2008 and 2007, the Company was in compliance with all financial ratios covenants and other requirements set forth in some of its debt agreements. A significant decline in demand for the Company's products and services or other unexpected changes in financial condition may result in a violation of the Company's debt agreements that could result in an acceleration of the Company's debt, increase the Company's borrowing costs, and possibly adversely affect the Company's ability to renew its existing credit facilities or obtain new credit on favorable terms in the future. The Company does not anticipate a significant decline in demand for its services and has historically been successful in maintaining compliance with and renewing its debt agreements. To the extent the Company experiences short-term or long-term funding disruptions, the Company has the ability to address these risks through a variety of adjustments related to the primary current assets of the business, which all have short durations. Such actions could include the immediate liquidation of jewelry inventory which is comprised primarily of gold items that would be refined into pure gold and sold on the open market and adjustments to short-term lending to consumers that would reduce cash outflow requirements while increasing cash inflows through repayments of consumer loans, many of which are secured by gold jewelry.

The significant growth in earnings and the completion of the offering of the 2009 Convertible Notes significantly improved the Company's long-term liquidity position during 2009. Additionally, the Company filed an automatic shelf registration statement on Form S-3 (the "Shelf Registration Statement") on August 14, 2009 that management believes will provide the Company with additional financing flexibility. Management will continue to closely monitor the Company's liquidity needs and review alternatives for additional capital based on its view that the current uncertainty regarding the credit markets may continue for the foreseeable future.

The Company had outstanding letters of credit of $15.9 million at December 31, 2009, which are considered outstanding indebtedness under the Company's long-term unsecured line of credit for purposes of determining available borrowings under that line of credit. Management believes that the borrowings available ($94.5 million at December 31, 2009) under the credit facilities, cash generated from operations and current working capital of $414.5 million is sufficient to meet the Company's anticipated capital requirements for its businesses. Should the Company experience a significant decline in demand for the Company's products and services or other unexpected changes in financial condition, management would evaluate several alternatives to ensure that it is in a position to meet liquidity requirements. These alternatives may include the sale of assets, reductions in capital spending and changes to its current assets and/or the issuance of debt or equity securities, all of which could be expected to generate additional liquidity. The characteristics of the Company's current assets, specifically the ability to rapidly liquidate gold jewelry inventory and adjust outflows of cash in its lending practices, gives the Company flexibility to quickly modify its business strategy to increase cash flow from its business, if necessary.

**Cash Flows**

The Company's cash flows and other key indicators of liquidity are summarized as follows (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Cash flows from operating activities: | **$ 267,843** | $ 253,580 | $ 273,073 |
| Cash flows from investing activities | | | |
| Pawn loans | **$ 545** | $ (9,887) | $ (21,761) |
| Cash advances | **(157,764)** | (133,025) | (161,904) |
| Acquisitions | **(43,615)** | (182,356) | (82,557) |
| Property and equipment additions | **(44,101)** | (57,082) | (70,097) |
| Proceeds from sale of foreign notes | **-** | - | 16,589 |
| Proceeds from property insurance | **1,031** | 1,214 | 1,416 |
| Total cash flows from investing activities | **$ (243,904)** | $ (381,136) | $ (318,314) |
| Cash flows from financing activities | **$ (12,765)** | $ 136,494 | $ 42,218 |
| Working capital | **$ 414,450** | $ 313,834 | $ 302,275 |
| Current ratio | **4.1 x** | 3.1 x | 3.8 x |
| Merchandise turnover | **2.9 x** | 2.9 x | 2.7 x |

**Cash flows from operating activities.** Net cash provided by operating activities increased $14.3 million, or 5.6%, from $253.6 million for the year ended December 31, 2008 (the "prior year") to $267.8 million for the year ended December 31, 2009 (the "current year"). The increase was primarily due to an increase in net income of 22.9% from the pawn lending segment and an increase in net income of 14.9% from the cash advance segment. The Company's cash flows from operating activities benefited from an increase in non-cash expenses of $4.8 million from $43.1 million in 2008 to $47.9 million in 2009 related primarily to depreciation and amortization expenses and the amortization of the debt discount on the convertible notes issued in 2009. This increase was offset by a decrease in the cash advance loss provision, which is a non-cash expense, of $9.9 million from $140.7 million in 2008 compared to $130.8 million in 2009. Also adding to operating cash flow was a decrease in cash used in the net change in operating assets and liabilities compared to the prior year of $1.2 million, primarily due to a net change in current income taxes payable as a result of the timing of domestic federal income tax payments that are based upon annualized activity through the end of the third quarter rather than an estimate of the current federal income tax provision for the full year.

In the prior year period, net cash provided by operating activities decreased $19.5 million, or 7.1%, from $273.1 million in 2007 to $253.6 million in 2008. The Company's cash flows from operating activities benefited from an increase in non-cash expenses of $5.1 million from $186.1 million in 2007 to $191.2 million in 2008 related primarily to depreciation and amortization expenses, deferred income taxes and a gain on sale of foreign notes offset by a decrease in the cash advance loss provision. Also reducing operating cash flow was an increase in the net change in operating assets and liabilities compared to the prior year of $26.4 million, primarily due to a decrease in cash flows to support a net change from merchandise held for disposition of $16.9 million.

Management believes cash flows from operations and available cash balances and borrowings will be sufficient to fund the Company's operating liquidity needs.

**Cash flows from investing activities.** Net cash used for investing activities decreased $137.2 million, or 36.0%, in the current year compared to the prior year, mainly due to a $138.7 million decrease in cash used for acquisitions which decreased from $182.3 million in 2008 to $43.6 million in 2009. Pawn lending investing activities provided additional cash of $10.4 million when compared to the prior year as increases in pawn loans repaid and principal recovered from the sale of forfeited merchandise offset the increase in pawn loans made. Cash advance activities used cash of $24.7 million when compared to the prior year due to a 14.4% increase in cash advances made, assigned or purchased, which exceeded a 13.9% increase in cash advance repayments during the period, reflecting the growth in the portfolio. Investments in property and equipment decreased $13.0 million from $57.1 million in 2008 to $44.1 million in 2009 due to reductions in information technology development activities and store remodeling. The 2009 expenditures of $44.1 million for property and equipment, included $4.7 million toward the development of a new point-of-sale system and $39.4 million for the development of and enhancements to internet product delivery systems, general communications and information systems, the establishment of new storefront locations and the remodeling of certain existing storefront locations.

Net cash used for investing activities increased $62.8 million, or 19.7%, in 2008 compared to 2007. Cash used for acquisitions increased $99.8 million from $82.6 million in 2007 to $182.4 million in 2008. Pawn lending investing activities provided cash of $11.9 million in 2008 when compared to 2007 as increases in pawn loans repaid and principal recovered from the sale of forfeited merchandise more than offset the increase in pawn loans made. Cash advance activities provided cash of $28.9 million in 2008 compared to 2007 due to a decrease in cash advances made, assigned or purchased and reduced balances outstanding. Investments in property and equipment decreased $13.0 million, from $70.1 million in 2007 to $57.1 million in 2008 due primarily to reduced capital investments in storefront locations including remodeling. This increase was offset by a decrease in proceeds from the sale of foreign notes of $16.6 million which occurred in 2007.

Cash used for acquisition activities included a variety of investments including the following details of various transactions.

On March 31, 2009, the Company made payments totaling $36.0 million in connection with the acquisition of substantially all of the assets of The Check Giant, LLC ("TCG"), which occurred on September 15, 2006. On April 27, 2009, the Company paid a final true-up payment of $5.0 million pursuant to an agreement with TCG.

On July 23, 2008, the Company, through a wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or "Primary Innovations"), purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc. (collectively, "PBSI"). The Company also agreed to pay up to eight supplemental earn-out payments during the four-year period after the closing. The first supplemental payment required a minimum payment of $2.7 million and was made on April 1, 2009. Based on the terms of the agreement, no payment was due for the second supplemental payment calculated for the June 30, 2009 measurement date. As of December 31, 2009, the Company has accrued to "Accumulated supplemental acquisition payment" approximately $2.3 million for the payment based on the December 31, 2009 measurement date. The remaining supplemental payments will be calculated as described above based on measurement dates of each December 31 and June 30 through June 30, 2012, with each payment, if any, due approximately 45 days after the measurement date. The Company expects that payments will be required at the two measurement dates in 2010 based on the current level of performance. Substantially all of the supplemental payments associated with the earn-out will be accounted for as goodwill.

On December 16, 2008, the Company completed the Prenda Fácil acquisition. The Company agreed to pay one supplemental earn-out payment in an amount based on a five times multiple of the consolidated earnings of Creazione's business as specifically defined in the Stock Purchase Agreement (generally Creazione's earnings before interest, income taxes, depreciation and amortization expenses) for the twelve-month period ending June 30, 2011, reduced by amounts previously paid. This supplemental payment is expected to be paid in cash on or before

August 15, 2011 and will be accounted for as goodwill.

The Company arranges for consumers to obtain cash advance products from multiple independent third-party lenders through the CSO program. When a consumer executes a credit services agreement with the Company, the Company agrees, for a fee payable to the Company by the consumer, to provide a variety of credit services to the consumer, one of which is to guarantee the consumer's obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to repay the loan. The outstanding amount of active cash advances originated by third-party lenders and guaranteed by the Company was $49.9 million, $34.9 million and $34.6 million at December 31, 2009, 2008 and 2007 respectively.

Management anticipates that expenditures for property and equipment for 2010 will be between $65.0 million and $75.0 million primarily for the remodeling of selected operating units, for the continuing development of product delivery and information systems, including the multi-year project to upgrade the Company's proprietary point-of-sale system, and for the establishment of approximately 60 to 70 new pawn lending locations primarily in the Company's foreign operations. Included in this aggregate range of capital expenditures are minor strategic investments and small scale acquisitions of neighborhood pawn lending locations.

**Cash flows from financing activities.** Net cash used for financing activities decreased $149.3 million, or 109.4%, from a source of cash of $136.5 million in 2008 to a use of cash of $12.8 million in 2009. In 2008, the Company's acquisitions required new debt funding. In 2009, the Company repaid debt with cash flows from operating activities net of cash used by investing activities and with proceeds from the refinancing of debt through issuance of the 2009 Convertible Notes.

During 2009, the Company made debt payments of $111.3 million. These payments included $92.7 million under its bank lines of credit, the prepayment, without penalty, of its $10.0 million senior unsecured long-term notes, due in November 2012, and the repayment of the remaining $8.6 million balance of its 7.2% senior unsecured notes.

Additional uses of cash during the current year included $4.1 million for dividends paid and the repurchase of 394,476 shares for $10.8 million pursuant to an authorization by the Board of Directors of the Company in October 2007 to repurchase up to 1,500,000 shares of the Company's common stock. The Company also received $1.6 million for stock issued under its equity compensation plans and paid loan costs of $3.9 million.

On May 19, 2009, the Company completed the offering of its $115 million 2009 Convertible Notes. The Company received net proceeds of approximately $111.1 million, after deducting the initial purchasers' discount and the offering expenses payable by the Company. The non-cash interest expense related to the amortization of the discount on the 2009 Convertible Notes that was recognized in the Company's consolidated statements of income was $2.0 million for the year ended December 31, 2009. The Company used a portion of the net proceeds of the offering to repay existing indebtedness, including outstanding balances under its revolving credit facility. The remaining portion was used for general corporate purposes.

In the prior year, net cash provided by financing activities increased $94.3 million, or 223.3%, from $42.2 million in 2007 to $136.5 million in 2008 due to the issuance of long term debt, additional borrowings under bank lines of credit and a reduction in treasury shares purchased.

## Contractual Obligations and Commitments

The following table summarizes the contractual obligations at December 31, 2009 and the effect such obligations are expected to have on the Company's liquidity and cash flow in future periods (in thousands):

| | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | **Total** |
|---|---|---|---|---|---|---|---|
| Bank line of credit | $ - | $ - | $ 189,663 | $ - | $ - | $ - | $ **189,663** |
| Other long-term debt [1] | 25,493 | 24,433 | 39,620 | 9,273 | 9,273 | 131,428 | **239,520** |
| Interest on other long-term debt [2] | 12,171 | 11,355 | 10,448 | 9,013 | 2,408 | 21,025 | **66,420** |
| Non-cancelable leases | 40,770 | 32,978 | 25,839 | 20,073 | 13,802 | 17,603 | **151,065** |
| Total | $ 78,434 | $ 68,766 | $ 265,570 | $ 38,359 | $ 25,483 | $ 170,056 | $ **646,668** |

(1) The Company intends to repay the $115.0 million balance owed on the 2009 Convertible Notes in cash during 2014.

(2) Represents cash payments for interest and excludes interest obligations on all of the Company's variable-rate debt. See "Item 8. Financial Statements and Supplementary Data— Note 8" of Notes to Consolidated Financial Statements for further discussion of the Company's long-term debt and operating lease obligations.

## Cash Earnings Per Share

The Company provides adjusted cash earnings and adjusted cash earnings per share, which are non-GAAP measures, to provide investors with an indication of the Company's ability to generate cash earnings through ongoing operations. Adjusted cash earnings and adjusted cash earnings per share show the impact of equity-based compensation, amortization of intangibles and amortization of discount and issuance costs on convertible debt, net of taxes, all of which are non-cash items. The Company does consider the dilutive impact to its shareholders when awarding equity-based compensation and values such awards accordingly. The use of adjusted cash earnings has limitations since it does not include all expenses related to the Company's employees. Specifically, if the Company did not pay out a portion of its compensation in the form of equity-based compensation, the Company's cash salary expense would be higher, and adjusted cash earnings would be lower. Equity-based compensation programs are an important element of the Company's compensation structure, and all forms of equity-based awards are valued and included, as appropriate, in results of operations. The following table provides a reconciliation between net income attributable to Cash America International, Inc. and diluted earnings per share calculated in accordance with GAAP to adjusted cash earnings and adjusted cash earnings per share, respectively:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2009** | | 2008 | | 2007 | |
| | **$** | **Per Share** | $ | Per Share | $ | Per Share |
| Net income attributable to Cash America International, Inc. | $ **96,678** | $ **3.17** | $ 81,140 | $ 2.70 | $ 79,346 | $ 2.61 |
| Adjustments: | | | | | | |
| Intangible asset amortization, net of tax | **3,805** | **0.12** | 2,590 | 0.09 | 2,796 | 0.09 |
| Non-cash equity-based compensation, net of tax | **2,032** | **0.07** | 2,026 | 0.07 | 1,946 | 0.06 |
| Convertible debt non-cash interest and amortization of issuance costs, net of tax | **1,238** | **0.04** | - | - | - | - |
| Foreign exchange (gain) loss, net of tax | **100** | **-** | 108 | - | 15 | - |
| Adjusted cash earnings | $ **103,853** | $ **3.40** | $ 85,864 | $ 2.86 | $ 84,103 | $ 2.76 |

**Share Repurchases**

The Company has a share repurchase program approved by the Board of Directors of the Company on October 24, 2007 to return equity capital in excess of its business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding. The Company repurchases its common shares primarily by open market purchases. During the year ended December 31, 2009, the Company purchased 394,476 common shares at an average price of $27.24. Going forward, the Company may not maintain the same levels of share repurchases until conditions in the debt and equity markets improve. The Company remains committed to maintaining a strong capital position.

At December 31, 2009, there are approximately 860,524 shares remaining under authorizations to repurchase shares approved by the Company's Board of Directors. Generally the Company retains the shares upon repurchase in treasury, which are not considered outstanding for earnings per common share computation purposes. For additional information regarding the Company's share repurchases during the year ended December 31, 2009, see "Item 5(c)—Issuer Purchases of Equity Securities" in Part II.

**Shelf Registration Statement**

On August 14, 2009, the Company filed the Shelf Registration Statement with the Securities and Exchange Commission (the "SEC") which permits the Company or its selling securityholders to offer from time to time shares of the Company's common stock, par value $0.10, debt securities, depositary shares, warrants, stock purchase contracts, units, and subscription rights as described in the accompanying prospectus. Pursuant to Rule 462(e) of the Securities Act of 1933, the Shelf Registration Statement became effective automatically upon filing with the SEC. Management believes the Shelf Registration Statement will provide the Company with additional flexibility with regard to potential financings that it may undertake when market conditions permit or the Company's financial condition may require.

**Off-Balance Sheet Arrangements**

The Company arranges for consumers to obtain cash advance products from multiple independent third-party lenders through the CSO program. When a consumer executes a credit services agreement with the Company, the Company agrees, for a fee payable to the Company by the consumer, to provide a variety of credit services to the consumer, one of which is to guarantee the consumer's obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. For cash advance products originated by third-party lenders under the CSO program, each lender is responsible for evaluating each of its customers' applications, determining whether to approve a cash advance based on an application and determining the amount of the cash advance. The Company is not involved in the lenders' cash advance approval processes or in determining the lenders' approval procedures or criteria. The outstanding amount of active cash advances originated by third-party lenders and guaranteed by the Company was $49.9 million, $34.9 million and $34.6 million at December 31, 2009, 2008 and 2007, respectively.

**NON-GAAP DISCLOSURE**

In addition to the financial information prepared in conformity with GAAP, the Company provides historical non-GAAP financial information. Management uses the non-GAAP financial measures for internal managerial purposes and believes that presentation of non-GAAP financial information is meaningful and useful in understanding the activities and business metrics of the Company's operations. Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company's business that, when viewed with the Company's GAAP results, provide a more complete understanding of factors and trends affecting the Company's business.

Management provides non-GAAP financial information for informational purposes and to enhance understanding of the Company's GAAP consolidated financial statements. Readers should consider the information in addition to, but not instead of, the Company's financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of those measures for comparative purposes.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign currency exchange rates and gold prices. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

**Interest Rate Risk.** Management's objective is to minimize the cost of borrowing through an appropriate mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate cap agreements, may be used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. As of December 31, 2009, the Company had outstanding two interest rate cap agreements with a combined notional amount of $30.0 million. These interest rate cap agreements were perfectly effective at December 31, 2009. The Company had variable rate borrowings outstanding of $227.7 million and $329.7 million at December 31, 2009 and 2008, respectively. If prevailing interest rates were to increase 100 basis points over the rates at December 31, 2009, and the variable rate borrowings outstanding remained constant, the Company's interest expense would increase by $2.7 million, and net income attributable to the Company would decrease by $1.7 million for the year ended December 31, 2009. See "Item 8. Financial Statements and Supplementary Data—Note 8."

**Gold Price Risk.** The Company periodically uses forward sale contracts with a major gold bullion bank to sell a portion of the expected amount of refined gold produced in the normal course of business from its liquidation of forfeited gold merchandise. A significant decrease in the price of gold would result in a reduction of proceeds from the disposition of refined gold to the extent that amounts sold were in excess of the amount of contracted forward sales. In addition, a significant and sustained decline in the price of gold would negatively impact the value of some of the goods pledged as collateral by customers and identified for liquidation as refined gold. In this instance, management believes some customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount. However, those customers unable or unwilling to provide additional collateral would receive lower loan amounts, possibly resulting in a lower balance of pawn loans outstanding for the Company.

**Foreign Currency Exchange Risk.** The Company periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations. During 2009, the Company hedged an average amount of MXN 70.4 million to manage its advances denominated in Mexican pesos to its Mexico based pawn operations. The average exchange rate of the hedged transactions represented $5.2 million. As of December 31, 2009, the total amount hedged through forward contracts was MXN 116.9 million, with an equivalent value of $8.8 million to minimize the effect of foreign currency risk in Mexico. Any gain or loss resulting from these forward contracts is recorded as income or loss and is included in "Foreign currency transaction gain (loss)" in the Company's consolidated statement of income. For the year ended December 31, 2009, the Company recorded losses of $0.5 million related to these forward contracts. A hypothetical 10% decline in the exchange rate of the Mexican peso at December 31, 2009 would have decreased net income attributable to the Company by $50,000 in 2009. The Company is also subject to currency exchange rate fluctuations in the United Kingdom, Australia and Canada. The Company does not currently manage its exposure to risk from foreign currency exchange rate fluctuations through the use of foreign exchange forward contracts in these countries. As the Company's foreign operations continue to grow, management will continue to evaluate and implement foreign exchange rate risk management strategies. See "Item 8. Financial Statements and Supplementary Data—Note 13."

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholders of**
**Cash America International, Inc.:**

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity, comprehensive income, and cash flows present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Fort Worth, Texas
February 26, 2010

## REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of the Company's internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making its assessment of the effectiveness of the Company's internal control over financial reporting, management of the Company has utilized the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment, we concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Form 10-K.

/s/ DANIEL R. FEEHAN
Daniel R. Feehan
President and Chief Executive Officer

February 26, 2010

/s/ THOMAS A. BESSANT, JR.
Thomas A. Bessant, Jr.
Executive Vice President and
Chief Financial Officer

February 26, 2010

## CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

*(in thousands, except per share data)*

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 46,004 | $ 30,005 |
| Pawn loans | 188,312 | 168,747 |
| Cash advances, net | 108,789 | 83,850 |
| Merchandise held for disposition, net | 113,824 | 109,493 |
| Finance and service charges receivable | 36,544 | 33,063 |
| Income taxes receivable | - | 2,606 |
| Other receivables and prepaid expenses | 32,129 | 15,480 |
| Deferred tax assets | 21,536 | 22,037 |
| Total current assets | 547,138 | 465,281 |
| Property and equipment, net | 193,737 | 185,887 |
| Goodwill | 493,492 | 494,192 |
| Intangible assets, net | 27,793 | 35,428 |
| Other assets | 7,495 | 5,722 |
| Total assets | $ 1,269,655 | $ 1,186,510 |
| **Liabilities and Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 87,368 | $ 79,759 |
| Accrued supplemental acquisition payment | 2,291 | 47,064 |
| Customer deposits | 8,837 | 8,814 |
| Income taxes currently payable | 8,699 | - |
| Current portion of long-term debt | 25,493 | 15,810 |
| Total current liabilities | 132,688 | 151,447 |
| Deferred tax liabilities | 42,590 | 27,575 |
| Noncurrent income tax payable | 2,009 | 3,050 |
| Other liabilities | 5,479 | 2,359 |
| Long-term debt | 403,690 | 422,344 |
| Total liabilities | 586,456 | 606,775 |
| Equity: | | |
| Cash America International, Inc. equity: | | |
| Common stock, $.10 par value per share, 80,000,000 shares authorized, 30,235,164 shares issued | 3,024 | 3,024 |
| Additional paid-in capital | 166,761 | 160,007 |
| Retained earnings | 532,805 | 440,252 |
| Accumulated other comprehensive income (loss) | 1,181 | (3,964) |
| Treasury shares, at cost (933,082 shares and 818,772 shares at December 31, 2009 and 2008, respectively) | (26,836) | (24,278) |
| Total Cash America International, Inc. stockholders' equity | 676,935 | 575,041 |
| Noncontrolling interest | 6,264 | 4,694 |
| Total equity | 683,199 | 579,735 |
| Total liabilities and equity | $ 1,269,655 | $ 1,186,510 |

*See notes to consolidated financial statements.*

**CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME**
*(in thousands, except per share data)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Revenue** | | | |
| Finance and service charges | $ 231,178 | $ 184,995 | $ 160,960 |
| Proceeds from disposition of merchandise | 502,736 | 465,655 | 396,821 |
| Cash advance fees | 371,856 | 364,603 | 355,196 |
| Check cashing fees, royalties and other | 14,620 | 15,541 | 16,417 |
| **Total Revenue** | 1,120,390 | 1,030,794 | 929,394 |
| **Cost of Revenue** | | | |
| Disposed merchandise | 324,277 | 295,360 | 246,792 |
| **Net Revenue** | 796,113 | 735,434 | 682,602 |
| **Expenses** | | | |
| Operations | 360,127 | 330,744 | 308,982 |
| Cash advance loss provision | 130,816 | 140,723 | 155,238 |
| Administration | 87,929 | 75,610 | 52,748 |
| Depreciation and amortization | 41,589 | 39,651 | 32,125 |
| **Total Expenses** | 620,461 | 586,728 | 549,093 |
| **Income from Operations** | 175,652 | 148,706 | 133,509 |
| Interest expense | (20,807) | (15,993) | (16,021) |
| Interest income | 29 | 267 | 1,041 |
| Foreign currency transaction gain (loss) | (158) | (177) | (24) |
| Gain on sale of foreign notes | - | - | 6,260 |
| **Income before Income Taxes** | 154,716 | 132,803 | 124,765 |
| Provision for income taxes | 56,780 | 51,617 | 45,419 |
| **Net Income** | 97,936 | 81,186 | 79,346 |
| Less: Net income attributable to the noncontrolling interest | (1,258) | (46) | - |
| **Net Income Attributable to Cash America International, Inc.** | $ 96,678 | $ 81,140 | $ 79,346 |
| **Earnings Per Share:** | | | |
| Net Income attributable to Cash America International, Inc. common stockholders: | | | |
| Basic | $ 3.26 | $ 2.77 | $ 2.68 |
| Diluted | $ 3.17 | $ 2.70 | $ 2.61 |
| Weighted average common shares outstanding: | | | |
| Basic | 29,639 | 29,327 | 29,643 |
| Diluted | 30,503 | 30,092 | 30,349 |
| Dividends declared per common share | $ 0.14 | $ 0.14 | $ 0.14 |

*See notes to consolidated financial statements.*

## CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF EQUITY
*(in thousands, except per share data)*

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | Shares | Amounts | Shares | Amounts | Shares | Amounts |
| **Common stock** | | | | | | |
| Balance at end of period | 30,235,164 | $ 3,024 | 30,235,164 | $ 3,024 | 30,235,164 | $ 3,024 |
| **Additional paid-in capital** | | | | | | |
| Balance at beginning of year | | 160,007 | | 163,581 | | 161,683 |
| Reissuance of treasury shares | | - | | (3,840) | | - |
| Shares issued under stock based plans | | (6,668) | | (3,710) | | (2,015) |
| Stock-based compensation expense | | 3,210 | | 3,314 | | 3,060 |
| Income tax benefit from stock based compensation | | 786 | | 662 | | 853 |
| Issuance of convertible debt | | 9,426 | | - | | - |
| Balance at end of period | | 166,761 | | 160,007 | | 163,581 |
| **Retained earnings** | | | | | | |
| Balance at beginning of year | | 440,252 | | 363,180 | | 287,962 |
| Net income attributable to Cash America International, Inc. | | 96,678 | | 81,140 | | 79,346 |
| Dividends paid | | (4,125) | | (4,068) | | (4,128) |
| Balance at end of period | | 532,805 | | 440,252 | | 363,180 |
| **Accumulated other comprehensive (loss) income** | | | | | | |
| Balance at beginning of year | | (3,964) | | 16 | | 20 |
| Unrealized derivatives gain (loss), net of taxes | | 54 | | (68) | | (20) |
| Foreign currency translation gain (loss), net of taxes | | 5,091 | | (3,912) | | 16 |
| Balance at end of period | | 1,181 | | (3,964) | | 16 |
| **Notes receivable secured by common stock** | | | | | | |
| Balance at beginning of year | | - | | - | | (18) |
| Payments on notes receivable | | - | | - | | 18 |
| Balance at end of period | | - | | - | | - |
| **Treasury shares, at cost** | | | | | | |
| Balance at beginning of year | (818,772) | (24,278) | (1,136,203) | (33,199) | (565,840) | (11,943) |
| Purchases of treasury shares | (394,560) | (10,805) | (221,156) | (7,206) | (675,293) | (24,032) |
| Reissuance of treasury shares | - | - | 391,236 | 11,730 | - | - |
| Shares issued under stock based plans | 280,250 | 8,247 | 147,351 | 4,397 | 104,930 | 2,776 |
| Balance at end of period | (933,082) | (26,836) | (818,772) | (24,278) | (1,136,203) | (33,199) |
| Total Cash America International, Inc. stockholders' equity | | 676,935 | | 575,041 | | 496,602 |
| **Noncontrolling interests** | | | | | | |
| Balance at beginning of year | | 4,694 | | - | | - |
| Acquisition of subsidiary | | - | | 4,864 | | - |
| Income attributable to noncontrolling interests | | 1,258 | | 46 | | - |
| Foreign currency translation gain (loss), net of taxes | | 312 | | (216) | | - |
| Balance at end of period | | 6,264 | | 4,694 | | - |
| Total equity | | $ 683,199 | | $ 579,735 | | $ 496,602 |

*See notes to consolidated financial statements.*

## CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
*(in thousands)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Net income** | $ 97,936 | $ 81,186 | $ 79,346 |
| **Other comprehensive gain (loss), net of tax:** | | | |
| Unrealized derivatives gain (loss) [1] | 54 | (68) | (20) |
| Foreign currency translation gain (loss) [2] | 5,403 | (4,128) | 16 |
| Total other comprehensive gain (loss), net of tax | 5,457 | (4,196) | (4) |
| **Comprehensive income** | $ 103,393 | $ 76,990 | $ 79,342 |
| Less: Net income attributable to the noncontrolling interest | (1,258) | (46) | - |
| Foreign currency translation (gain) loss, net of tax, attributable to the noncontrolling interest | (312) | 216 | - |
| Comprehensive income attributable to the noncontrolling interest | (1,570) | 170 | - |
| **Comprehensive Income attributable to Cash America International, Inc.** | $ 101,823 | $ 77,160 | $ 79,342 |

[1] Net of tax benefit/(provision) of $(30), $37 and $11 for the years ended December 31, 2009, 2008 and 2007, respectively.

[2] Net of tax benefit/(provision) of $(168), $107 and $(9) for the years ended December 31, 2009, 2008 and 2007, respectively.

*See notes to consolidated financial statements.*

# CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOWS

*(in thousands)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Cash Flows from Operating Activities** | | | |
| Net Income | $ 97,936 | $ 81,186 | $ 79,346 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 41,589 | 39,651 | 32,125 |
| Amortization of discount on convertible debt | 1,956 | - | - |
| Cash advance loss provision | 130,816 | 140,723 | 155,238 |
| Loss on disposal of property and equipment | 1,033 | - | - |
| Stock-based compensation | 3,210 | 3,314 | 3,060 |
| Foreign currency transaction loss | 158 | 177 | 24 |
| Gain on sale of foreign notes | - | - | (6,260) |
| Deferred income taxes, net | 11,105 | 7,302 | 1,936 |
| Changes in operating assets and liabilities | | | |
| Merchandise held for disposition | (22,883) | (15,127) | 1,765 |
| Finance and service charges receivable | (511) | (6,051) | (2,305) |
| Other receivables and prepaid expenses | (17,054) | 2,709 | (2,216) |
| Accounts payable and accrued expenses | 10,340 | 2,052 | 8,968 |
| Customer deposits, net | (13) | 955 | 328 |
| Excess income tax benefit from stock-based compensation | (786) | (662) | (853) |
| Current income taxes, net | 12,124 | (5,699) | 1,917 |
| Non current income taxes payable | (1,177) | 3,050 | - |
| **Net cash provided by operating activities** | 267,843 | 253,580 | 273,073 |
| **Cash Flows from Investing Activities** | | | |
| Pawn loans made | (622,697) | (495,637) | (435,046) |
| Pawn loans repaid | 360,670 | 247,332 | 218,920 |
| Principal recovered through dispositions of forfeited loans | 262,572 | 238,418 | 194,365 |
| Cash advances made, assigned or purchased | (1,297,042) | (1,133,371) | (1,162,952) |
| Cash advances repaid | 1,139,278 | 1,000,346 | 1,001,048 |
| Acquisitions, net of cash acquired | (43,615) | (182,356) | (82,557) |
| Purchases of property and equipment | (44,101) | (57,082) | (70,097) |
| Proceeds from sale of foreign notes | - | - | 16,589 |
| Proceeds from property insurance | 1,031 | 1,214 | 1,416 |
| **Net cash used in investing activities** | (243,904) | (381,136) | (318,314) |
| **Cash Flows from Financing Activities** | | | |
| Net (repayments) borrowings under bank lines of credit | (92,663) | 109,876 | 90,100 |
| Issuance of long-term debt | 115,000 | 48,000 | - |
| Net proceeds from shares issued under stock-based plans | 1,578 | 687 | 761 |
| Loan costs paid | (3,920) | (2,958) | (282) |
| Payments on notes payable and other obligations | (18,616) | (8,499) | (21,072) |
| Payments on notes receivable secured by common stock | - | - | 18 |
| Excess income tax benefit from stock-based compensation | 786 | 662 | 853 |
| Treasury shares purchased | (10,805) | (7,206) | (24,032) |
| Dividends paid | (4,125) | (4,068) | (4,128) |
| **Net cash (used) provided by financing activities** | (12,765) | 136,494 | 42,218 |
| Effect of exchange rates on cash | 4,825 | (1,658) | 25 |
| **Net increase (decrease) in cash and cash equivalents** | 15,999 | 7,280 | (2,998) |
| **Cash and cash equivalents at beginning of year** | 30,005 | 22,725 | 25,723 |
| **Cash and cash equivalents at end of period** | $ 46,004 | $ 30,005 | $ 22,725 |

*See notes to consolidated financial statements.*

## 1. Nature of the Company

Cash America International, Inc. (the "Company") is a provider of specialty financial services to individuals. The Company offers secured non-recourse loans, commonly referred to as pawn loans, short-term unsecured cash advances, installment loans, credit services, check cashing and related financial services. The pawn loan portfolio generates finance and service charges revenue. A related activity of the pawn lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans, although the Company also liquidates a smaller volume of merchandise purchased from third-parties or directly from customers. The Company offers unsecured cash advances in selected lending locations and over the internet and on behalf of independent third-party lenders in other locations and over the internet. The Company also arranges loans for customers with independent third-party lenders through a credit services organization and operates a card services business through which the Company provides marketing and loan processing services for a third-party bank issued line of credit on certain stored-value debit cards that the bank issues and purchases a participation interest in certain line of credit receivables originated by the bank. In addition, the Company provides check cashing and related financial services through many of its lending locations and through its franchised and Company-owned check cashing centers. The Company offers short-term cash advances exclusively over the internet under the name "CashNetUSA" in the United States, under the name "QuickQuid" in the United Kingdom, and, beginning in 2009, under the name "DollarsDirect" in Australia and Canada.

As of December 31, 2009, the Company had 1,048 total locations and an internet channel offering products and services to its customers. The pawn lending operations consisted of 676 pawnshops, including 491 owned units and 9 unconsolidated franchised units in 22 states within the United States, as well as 176 locations in central and southern Mexico. The cash advance operations consisted of 246 locations in six states, and CashNetUSA, which serves multiple markets through its internet channel and had cash advances outstanding in 33 states in the United States, as well as the United Kingdom, Australia and Canada. The Company's card services business processed line of credit advances on behalf of a third-party lender and also had a participation interest in line of credit receivables that were processed for the lender by the Company or other third-parties that were outstanding in all 50 states and three other U.S. jurisdictions. The check cashing operations consisted of 126 total locations, including six Company-owned and 120 franchised check cashing centers in 16 states.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The consolidated financial statements include all of the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 have been reclassified to conform to the presentation format adopted in 2009. These reclassifications have no effect on the net income attributable to the Company previously reported.

The Company has a contractual relationship with a third-party entity, Huminal, S.A. de C.V., a Mexican sociedad anónima de capital variable ("Huminal"), to compensate and maintain the labor force of its Mexico pawn operations, of which the Company is a majority owner due to the December 16, 2008 acquisition (the "Prenda Fácil acquisition") by the Company of 80% of the outstanding stock of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada* ("Creazione"), operating under the name "Prenda Fácil" (referred to as "Prenda Fácil"). The Company has no ownership interest in Huminal; however, Prenda Fácil qualifies as the primary beneficiary of Huminal in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") 810-10-50, *Variable Interest Entities.*

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on cash advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experiences, relevant external factors and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

**Foreign Currency Translations**

The functional currencies for the Company's subsidiaries that serve residents of the United Kingdom, Australia, Canada, and Mexico are the British pound, the Australian dollar, the Canadian dollar, and the Mexican peso, respectively. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and the resulting adjustments are accumulated in other comprehensive income (loss) as a separate component of equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year.

**Cash and Cash Equivalents**

The Company considers cash on hand in operating locations, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

**Revenue Recognition**

***Pawn Lending*** • The Company offers pawn loans through its lending locations and through its unconsolidated franchised locations. Pawn loans are made on the pledge of tangible personal property. In the Company's U.S. pawn business, it accrues finance and service charges revenue only on those pawn loans that it deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market. Revenue is recognized at the time merchandise is sold. Interim customer payments for layaway sales are recorded as customer deposits and subsequently recognized as revenue during the period in which the final payment is received.

In the Company's foreign pawn loan business, service charges are accrued ratably over the four week term of the loan for loans not redeemed prior to maturity. Following the expiration of the grace period, which is generally three weeks, the collateral underlying unredeemed loans is sold with the proceeds applied against the outstanding loan balance and accrued service charges and fees. Accrued interest on loans that have passed the maturity date and the expiration of the grace period is fully reserved to the extent that the underlying collateral has not been sold. If the proceeds from the sale are less than the outstanding loan balance, a loss is recorded for the difference at the time the collateral is sold. If the proceeds exceed the outstanding loan balance, the Company recognizes as revenue the accrued service charges and other fees and expenses incurred in relation to the non-payment and sale of the loan collateral on behalf of the customer. In the event there are proceeds greater than the accrued service charges and all fees and expenses, the excess amount is available to the customer if a claim is made within six months, after which any unclaimed excess amount is recognized as revenue. The collateral underlying unredeemed loans is not owned by the Company; therefore, the carrying value is held in "Pawn loans" on the Company's consolidated balance sheets until sold.

***Cash Advances*** • The Company offers cash advance products through its cash advance storefront locations, its internet channel, its card services business and many of its pawn lending locations. In addition, the Company arranges for customers to obtain cash advances from independent third-party lenders in other locations. Cash advance fees include revenue from the cash advance portfolio owned by the Company and fees paid to the Company for arranging, marketing or processing cash advance line of credit products from independent third-party lenders for customers through the CSO program (as described below) and the Company's card services business. Cash advance fees associated with the Company's card services business (as described below) include revenue from the Company's participation interest in receivables originated by the third-party lender, as well as marketing, processing and other miscellaneous fee income. Although cash advance transactions may take the form of loans, deferred check deposit transactions, credit services transactions, or the marketing and processing of, and the participation in receivables originated by, a third-party lender's line of credit product, the transactions are referred to throughout this discussion as "cash advances" for convenience.

Cash advances provide customers with cash, typically in exchange for a promissory note or other repayment agreement supported, in most cases, by that customer's personal check or authorization to debit that customer's account via an electronic Automated Clearing House ("ACH") transaction for the aggregate amount of the payment due. The customer may repay the cash advance in cash or by allowing the check to be presented for collection by manual deposit or through an electronic debit ACH for the amount due. The Company accrues fees and interest on cash advances on a constant yield basis ratably over the period of the cash advance, pursuant to its terms.

The Company provides a cash advance product in some markets by acting as a credit services organization on behalf of consumers in accordance with applicable state laws (the "CSO program"). Under the CSO program, the Company provides consumers with certain credit services, such as arranging loans with independent third-party lenders, assisting in the preparation of loan applications and loan documents and accepting loan payments. The Company also guarantees the customer's payment obligations in the event of default if the customer is approved for and accepts the loan. A customer who obtains a loan through the CSO program pays the Company a fee for these credit services ("CSO fees"). CSO fees are deferred and amortized over the term of the loan and recorded as cash advance fees in the accompanying consolidated statements of income. The contingent loss on the guaranteed loans is accrued and recorded as a liability, which approximates the fair value of the liability. As of December 31, 2009, $187.3 million of combined gross cash advances were outstanding, including a guaranteed amount of $49.9 million owned by the third-party lenders that is not included in the Company's consolidated balance sheets. The amount of the guaranteed loans approximates the fair value of the liability.

The Company also offers an internet longer-term installment loan product that typically has an average term of four months. The Company records revenue from this product as cash advance fees under similar methods as its traditional cash advance product as described above.

In connection with the Company's card services business, the Company provides marketing and loan processing services for a third-party bank issued line of credit on certain stored-value debit cards the bank issues ("Processing Program"). The Company also acquires a participation interest in the receivables originated by the bank in connection with the Processing Program and other similar processing programs utilized by the bank. The Company records revenue from its participation interest in the receivables, as well as marketing, processing and other miscellaneous fee income originated from its card services business as cash advance fees recognized ratably over the loan period.

***Check Cashing Fees, Royalties and Other*** • The Company offers check cashing services primarily through its unconsolidated franchised and Company-owned check cashing locations. The Company records check cashing fees derived from both check cashing locations it owns and many of its pawn lending and cash advance storefront locations in the period in which the check cashing service is provided. It records royalties derived from franchise locations on an accrual basis. Revenue derived from other financial services such as money order commissions, prepaid debit card fees, etc. is recognized when earned.

**Allowance for Losses on Cash Advances**

See Note 4 for a discussion of the Company's allowance for losses on cash advances.

**Merchandise Held for Disposition and Cost of Disposed Merchandise**

Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased from third-parties or directly from customers. Merchandise held for disposition is stated at the lower of cost (cash amount loaned) or market. The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of sale. Cash received upon the sale of forfeited merchandise is classified as a recovery of principal on unredeemed loans under investing activities and any related profit or loss on disposed merchandise is included in operating activities in the period when the merchandise is sold. The Company provides an allowance for returns and valuation based on management's evaluation of the characteristics of the merchandise and historical shrinkage rates. The allowance deducted from the carrying value of merchandise held for disposition amounted to $0.7 million at December 31, 2009 and 2008. The Company offers customers a 30-day satisfaction guarantee, whereby the customer can return merchandise and receive a full refund, a replacement item of comparable value or store credit. Based on management's analysis of historical refund trends, the Company provided a return allowance of $0.3 million at December 31, 2009. No return allowance was provided at December 31, 2008.

**Property and Equipment**

Property and equipment is recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

| | |
|---|---|
| Buildings and building improvements[1] | 7 to 40 years |
| Leasehold improvements[2] | 2 to 10 years |
| Furniture, fixtures and equipment | 3 to 7 years |
| Computer software | 3 to 5 years |

[1]Structural components are depreciated over 30 to 40 years and the remaining building systems and features are depreciated over 7 to 20 years.

[2]Leasehold improvements are depreciated over the terms of the lease agreements with a maximum of 10 years.

**Software Development Costs**

The Company develops computer software for internal use. Eligible internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which currently ranges from three to five years.

**Goodwill and Other Intangible Assets**

In accordance with ASC 350-20-35, *Goodwill – Subsequent Measurement* and ASC 350-30-35, *Intangibles — Goodwill and Other — Subsequent Measurement,* the Company performs an impairment review of goodwill and intangible assets with an indefinite life at least annually. This review is performed for each reporting unit as of June 30. The Company completed its June 2009 test and determined that there was no evidence of impairment of goodwill or other indefinite lived intangible assets.

The Company amortizes intangible assets with an estimable life on the basis of their expected periods of benefit, generally three to ten years. The costs of start-up activities and organization costs are charged to expense as incurred.

**Impairment of Long-Lived Assets Other Than Goodwill**

An evaluation of the recoverability of property and equipment and amortized intangible assets is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is then recognized if the future undiscounted cash flows associated with the asset are less than the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

**Income Taxes**

The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided for in accordance with the assets and liability method of accounting for income taxes in order to recognize the tax effects of temporary differences between financial statement and income tax accounting. Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries because it is the Company's intent to reinvest these earnings in the business activities of the foreign subsidiaries for the foreseeable future.

Effective January 1, 2007, the Company began accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with ASC 740-10-25, *Accounting for Uncertainty in Income Taxes* ("ASC 740-10-25"). ASC 740-10-25 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. It also provides guidance on recognition adjustment, classification, accrual of interest and penalties, accounting in interim periods, disclosure and transition. It requires that the new standard be applied to the balances of assets and liabilities as of the beginning of the period of adoption and that a corresponding adjustment be made to the opening balance of retained earnings. See Note 9.

It is the Company's policy to classify interest and penalties on income tax liabilities as interest expense and administrative expense, respectively. The Company did not change its policy on classification of such amounts upon adoption of ASC 740-10-25.

**Hedging and Derivatives Activity**

As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does periodically use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. During the years ended December 31, 2009, 2008 and 2007, the Company entered into interest rate cap agreements that have been determined to be perfectly effective cash flow hedges, pursuant to ASC 815-20-25, *Derivatives and Hedging – Recognition* ("ASC 815-20-25"), at inception and on an ongoing basis. The fair value of these interest rate cap agreements is recognized in the accompanying consolidated balance sheets and changes in fair value are recognized in "Accumulated other comprehensive income (loss)." The Company also entered into foreign currency forward contracts in 2009 to minimize the effect of foreign currency risk in Mexico. See Note 13. The Company may periodically enter into forward sale contracts with a major gold bullion bank to sell refined gold that is acquired in the normal course of business from the Company's liquidation of forfeited gold merchandise. These contracts are not accounted for as derivatives because they meet the criteria for the normal purchases and normal sales scope exception in ASC 815-20-25.

**Operations and Administration Expenses**

Operations expenses include expenses incurred for occupancy, marketing and other charges that are directly related to the pawn lending, cash advance and check cashing operations. These costs are incurred within the lending locations and the Company's call centers for customer service and collections. In addition, costs related to management supervision, oversight of locations and other costs for the oversight of the Company's storefront locations are included in operations expenses. Administration expenses include expenses incurred for personnel and related expenses for more general activities, such as accounting, information systems management, government relations, regulatory oversight and compliance and legal directly related to corporate administrative functions.

**Marketing Expenses**

Costs of advertising and direct customer procurement are expensed at the time of first occurrence and included in operating expenses. Advertising expense was $46.8 million, $34.1 million and $35.0 million for the years ended December 31, 2009, 2008, and 2007, respectively.

**Stock-Based Compensation**

The Company accounts for its stock-based employee compensation plans in accordance with ASC 718-10-30, *Compensation – Stock Compensation ("ASC 718-10-30"),* using the modified prospective method. Under the modified prospective method, the Company is required to recognize compensation expense over the remaining vesting periods for stock-based awards.

**Net Income Per Share**

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year. Restricted stock units issued under the Company's equity plans are included in diluted shares upon the granting of the awards even though the vesting of shares will occur over time.

The following table sets forth the reconciliation of numerators and denominators of basic and diluted earnings per share computations for the years ended December 31, 2009, 2008 and 2007 (in thousands, except per share amounts):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Numerator: | | | |
| Net income attributable to Cash America International, Inc. | $ **96,678** | $ 81,140 | $ 79,346 |
| Denominator: | | | |
| Total weighted average basic shares [1] | **29,639** | 29,327 | 29,643 |
| Effect of shares applicable to stock option plans | **184** | 334 | 351 |
| Effect of restricted stock unit compensation plans | **373** | 431 | 355 |
| Effect of convertible debt[2] | **307** | - | - |
| Total weighted average diluted shares | **30,503** | 30,092 | 30,349 |
| Basic earnings per share: | | | |
| Net income | $ **3.26** | $ 2.77 | $ 2.68 |
| Diluted earnings per share: | | | |
| Net income | $ **3.17** | $ 2.70 | $ 2.61 |

[1]Included in "Total weighted average basic shares" are vested restricted stock units of 189, 206, and 160, as well as shares in a non-qualified savings plan of 33, 59, and 57 for the years ended December 31, 2009, 2008, and 2007, respectively.

[2]The shares issuable related to the Company's 2009 Convertible Notes due 2029 have been calculated using the treasury stock method. The Company intends to settle the principal portion of the convertible debt in cash; therefore, only the shares related to the conversion spread have been included in weighted average diluted shares.

There were no anti-dilutive shares for the years ended December 31, 2009, 2008 and 2007.

**Recent Accounting Pronouncements**

The FASB issued ASC 105-10-05, *Generally Accepted Accounting Principles,* which establishes the Codification as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards.

GAAP is not intended to be changed as a result of the Codification, but the ASC does change the way the guidance is organized and presented. As a result, these changes have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has included the references to the Codification, as appropriate, in these consolidated financial statements.

In September 2006, FASB issued ASC 820-10-20, *Fair Value Measurements and Disclosures* ("ASC 820-10-20"), which defines fair value to be the price that would be received when an asset is sold or paid when a liability is transferred in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. On January 1, 2008, the Company adopted ASC 820-10-20 for its financial assets and financial liabilities, and on January 1, 2009, the Company adopted ASC 820-10-20 for its nonfinancial assets and nonfinancial liabilities. The adoption of ASC 820-10-20 did not have a material impact on the Company's financial position or results of operations.

In October 2008, FASB issued ASC 820-10-65-2, *Transition Related to FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("ASC 820-10-65-2"), which clarifies the application of ASC 820-10, *Fair Value Measurements and Disclosures,* as it relates to the valuation of financial assets in a market that is not active for those financial assets. ASC 820-10-65-2 became effective for the Company upon issuance and did not have a material impact on the Company's financial position or results of operations and did not materially affect how the Company determines fair value, but has resulted in certain additional disclosures. See Note 19.

In December 2007, FASB issued ASC 810-10-65, *Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial* Statements*—an amendment of ARB No. 51* ("ASC 810-10-65"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810-10-65 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC 810-10-65 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. ASC 810-10-65 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company adopted ASC 810-10-65 on January 1, 2009 for disclosures relating to its interest in Prenda Fácil, and the adoption did not have a material impact on the Company's financial position or results of operations.

In December 2007, FASB issued ASC 805-10-65, *Transition Related to FASB Statement No. 141 (Revised 2007), Business Combinations* ("ASC 805-10-65"), which establishes principles and requirements for how an acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price; and (3) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. ASC 805-10-65 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted ASC 805-10-65 on January 1, 2009. The application of ASC 805-10-65 will cause management to evaluate future transactions under different conditions than previously completed significant acquisitions, particularly related to the near-term and long-term economic impact of expensing transaction costs.

In March 2008, FASB issued ASC 815-10-65, *Transition and Effective Date Related to FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("ASC 815-10-65"), which requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for and (3) the effects that derivatives and related hedged items have on an entity's financial position, financial performance, and cash flows. ASC 815-10-65 is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008. The Company adopted ASC 815-10-65 on January 1, 2009 and the adoption did not have a material impact on the Company's financial position or results of operations. See Note 13.

In April 2009, FASB issued ASC 825-10-65, *Transition Related to FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments* ("ASC 825-10-65"), which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements for interim reporting periods ending after June 15, 2009. The Company adopted ASC 825-10-65 during the quarter ended June 30, 2009, and the adoption did not have a material impact on the Company's financial position or results of operations. See Note 18.

In May 2009, FASB issued ASC 855-10-05 through ASC 855-10-55, *Subsequent Events* ("ASC 855-10"), which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. ASC 855-10-25, *Subsequent Events – Recognition* requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date. Subsequent events that provide information about conditions that did not exist at the balance sheet date are not required to be recognized in the financial statements under ASC 855-10. ASC 855-10 was effective for interim and annual reporting periods on or after June 15, 2009. The Company adopted ASC 855-10 during the quarter ended June 30, 2009, and the adoption did not have a material impact on the Company's financial position or results of operations. See Note 22.

In August 2009, FASB issued ASC Update No. 2009-4, *Accounting for Redeemable Equity Instruments* ("ASU 2009-4"), which represents an update to ASC 480-10-S99, *Distinguishing Liabilities from Equity.* ASU 2009-4 includes disclosure requirements for redeemable securities. ASU 2009-4 became effective for the Company upon issuance and did not have a material impact on the Company's financial position or results of operations.

In December 2009, FASB issued ASC Update No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* ("ASU 2009-17"), which updates ASC 810-10, *Consolidations.* ASU 2009-17 clarifies the definition of a variable interest entity and updates the definition of the primary beneficiary of a variable interest entity. ASU 2009-17 became effective for the Company for annual periods beginning after November 15, 2009 and the Company does not expect the adoption of ASU 2009-17 to have a material effect on its financial position or results of operations.

In January 2010, FASB issued ASC Update No. 2010-06, *Fair Value Measurements and Disclosures* ("ASU 2010-06"), which updates ASC 820-10-20, *Fair Value Measurements and Disclosures.* ASU 2010-06 requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, ASU 2010-06 will require (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements from one measurement date to another and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (*i.e.* present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). ASU 2010-06 clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 fair value measurements. ASU 2010-06 was effective for interim and annual reporting periods beginning on or after December 15, 2009, and the Company does not anticipate that its adoption will have a material effect on its consolidated financial statement footnote disclosures.

## 3. Acquisitions

**Prenda Fácil**

Pursuant to its business strategy of expanding its reach into new markets with new customers and new financial services, the Company, through its wholly-owned subsidiary, Cash America of Mexico, Inc., completed the Prenda Fácil acquisition in December 2008. The Company paid an aggregate initial consideration of $90.5 million, net of cash acquired, of which $82.6 million was paid in cash, including acquisition costs of approximately $3.6 million. The remainder of the initial consideration was paid in the form of 391,236 shares of the Company's common stock with a fair value of $7.9 million as of the closing date. The Company also agreed to pay a supplemental earn-out payment in an amount based on a five times multiple of the consolidated earnings of Creazione's business as specifically defined in the Stock Purchase Agreement (generally Creazione's earnings before interest, income taxes, depreciation and amortization expenses) for the twelve-month period ending June 30, 2011, reduced by amounts previously paid. If the calculation of the supplemental payment produces an amount that is zero or less, there would be no supplemental payment. This supplemental payment is expected to be paid in cash on or before August 15, 2011. This payment will be accounted for as goodwill. The activities of Creazione are included in the results of the Company's pawn lending segment.

In 2009, the Company finalized its allocation of the purchase price to individual assets acquired and liabilities assumed as a result of the acquisition of Creazione. As of December 31, 2009, the purchase price of Creazione was allocated as follows (in thousands):

| | | |
|---|---|---|
| Pawn loans | $ | **14,670** |
| Finance and service charges receivable | | **1,581** |
| Property and equipment | | **1,872** |
| Goodwill | | **61,272** |
| Intangible assets | | **13,107** |
| Other assets | | **2,925** |
| Other (liabilities) | | **(4,933)** |
| Total consideration paid for acquisition | $ | **90,494** |
| Restricted stock paid for acquisition | | **(7,890)** |
| 2009 purchase price adjustments (acquisition costs) | | **259** |
| Total cash paid for acquisition, net of cash acquired | $ | **82,863** |

The goodwill recorded in the acquisition of Prenda Fácil is not deductible for Mexican tax purposes.

**Primary Innovations, LLC**

Pursuant to its business strategy of expanding its reach into new markets, the Company, through its wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or "Primary Innovations"), on July 23, 2008, purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc. (collectively, "PBSI"), a group of companies in the business of, among other things, providing marketing and loan processing services for, and participating in receivables associated with, a bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues. The Company paid approximately $5.6 million in cash, of which approximately $4.9 million was used to repay a loan that the Company had made to PBSI, and transaction costs of approximately $0.3 million. The Company also agreed to pay up to eight supplemental earn-out payments during the four-year period after the closing. The first supplemental payment of a minimum agreed amount of $2.7 million was made on April 1, 2009. The amount of each subsequent supplemental payment is to be based on a multiple of 3.5 times the consolidated earnings attributable to Primary Innovations' business, as defined in the Asset Purchase Agreement, for a specified period (generally 12 months) preceding each scheduled supplemental payment measurement date, reduced by amounts previously paid. Based on the terms of the agreement, no payment was due for the second supplemental payment calculated for the June 30, 2009 measurement date. The Company expects that payments will be required at the two measurement dates in 2010 based on the current level of performance. As of December 31, 2009, the Company has accrued to "Accrued supplemental acquisition payment" approximately $2.3 million for the supplemental payment based on the December 31, 2009 measurement date. Substantially all of the supplemental payments associated with the earn-out will be accounted for as goodwill. The remaining supplemental payments will be calculated as described above based on measurement dates of each December 31 and June 30 through June 30, 2012, with each payment, if any, due approximately 45 days after the measurement date. The activities of Primary Innovations are included in the results of the Company's cash advance segment.

As of December 31, 2009, the purchase price of Primary Innovations was allocated as follows (in thousands):

| | | |
|---|---|---|
| Cash advances | $ | **1,148** |
| Property and equipment | | **195** |
| Goodwill | | **3,384** |
| Intangible assets | | **1,220** |
| Settlement of note receivable | | **(4,885)** |
| Total consideration paid for acquisition at December 31, 2008 | | **1,062** |
| 2009 purchase price adjustments[1] | | **2,700** |
| Cash consideration payable | | **2,291** |
| Total cash paid for acquisition | $ | **6,053** |

[1] Includes a $2.7 million earn-out payment made in April 2009.

**CashNetUSA**

Pursuant to its business strategy of expanding its reach into new markets with new customers and new financial services, on September 15, 2006, the Company, through its wholly-owned subsidiary Cash America Net Holdings, LLC, purchased substantially all of the assets of The Check Giant LLC ("TCG"). TCG offered short-term cash advances exclusively over the internet under the name "CashNetUSA." The Company paid an initial purchase price of approximately $35.9 million in cash and transaction costs of approximately $2.9 million in 2006. The Company has continued to use the CashNetUSA trade name in connection with its online operations.

The Company also agreed to pay up to five supplemental earn-out payments during the two-year period after the closing. The amount of each supplemental payment was based on a multiple of earnings attributable to CashNetUSA's business as defined in the purchase agreement, for the twelve months preceding the date of determining each scheduled supplemental payment. All of these supplemental payments were accounted for as goodwill. The Company paid an aggregate of $214.3 million in supplemental payments and acquisition costs and a $5.0 million final true-up payment. The true-up payment was paid on April 27, 2009. This was the final payment related to this transaction, resulting in a final purchase price of $255.2 million.

The purchase price was allocated as follows (in thousands):

| | |
|---|---|
| Cash advances | $ 18,677 |
| Property and equipment | 1,562 |
| Goodwill | 46,871 |
| Intangible assets | 6,264 |
| Other assets, net | 9 |
| Net assets acquired | $ 73,383 |
| Cash considerations payable | (33,761) |
| Acquisition costs payable | (844) |
| Total cash paid for acquisition at December 31, 2006 | $ 38,778 |
| 2007 purchase price adjustments[(a)] | 78,749 |
| 2008 purchase price adjustments[(b)] | 97,965 |
| Deferred portion of November 2008 earn-out payment paid in 2009 | 34,746 |
| 2009 purchase price adjustments[(c)] | 5,000 |
| Total consideration paid for acquisition including earn-out payments | $ 255,238 |

(a) Purchase price adjustments include earn-out payments of $78.0 million and other purchase price adjustments of $0.7 million.

(b) Purchase price adjustments include only earn-out payments.

(c) Represents the final true-up payment.

## Other

The following table provides information concerning the acquisitions of domestic and foreign pawn lending locations made during 2009, 2008 and 2007 (excluding Prenda Fácil, Primary Innovations, LLC and CashNetUSA) (dollars in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Number of stores acquired: | | | |
| Pawnshops | 3 | 1 | 5 |
| Purchase price allocated to: | | | |
| Pawn loans | $ 235 | $ 159 | $ 607 |
| Finance and service charges receivable | 23 | 18 | 75 |
| Cash advances and fees receivable | - | - | 38 |
| Merchandise held for disposition, net | 148 | 44 | 406 |
| Property and equipment | 51 | 10 | 47 |
| Goodwill | 372 | 442 | 1,632 |
| Intangible assets | 124 | 55 | 217 |
| Other liabilities | (43) | (3) | (65) |
| Total cash paid for acquisitions | $ 910 | $ 725 | $ 2,957 |
| Purchase price adjustments for prior year acquisition | - | - | 852 |
| Total cash paid for acquisitions | $ 910 | $ 725 | $ 3,809 |

All of the amounts of goodwill recorded in the Company's acquisitions, except for the acquisition of Prenda Fácil, are expected to be deductible for tax purposes.

## 4. Cash advances, Allowance for Losses and Accruals for Losses on Third-Party Lender-Owned Cash Advances

In order to manage the portfolio of cash advances effectively, the Company utilizes a variety of underwriting criteria, monitors the performance of the portfolio and maintains either an allowance or accrual for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the receivables portfolio and expected losses from CSO guarantees. The allowance for losses on Company-owned cash advances offsets the outstanding cash advance amounts in the consolidated balance sheets. See Note 2 for a discussion of the Company's cash advance products.

With respect to CSO guarantees, if the Company collects a customer's delinquent payment in an amount that is less than the amount the Company paid to the third-party lender pursuant to the guarantee, the Company must absorb the shortfall. If the amount collected exceeds the amount paid under the guarantee, the Company is entitled to the excess and recognizes the excess amount in income. Since the Company may not be successful in collecting delinquent amounts, the Company's cash advance loss provision includes amounts estimated to be adequate to absorb credit losses from cash advances in the aggregate cash advance portfolio, including those expected to be acquired by the Company as a result of its guarantee obligations. The estimated amounts of losses on portfolios owned by the third-party lenders are included in "Accounts payable and accrued expenses" in the consolidated balance sheets. Active third-party lender-originated cash advances in which the Company does not have a participation interest are not included in the consolidated balance sheets.

With respect to the Company's card services business, losses on cash advances in which the Company has a participation interest that prove uncollectible are the responsibility of the Company. Since the Company may not be successful in the collection of these accounts, the Company's cash advance loss provision also includes amounts estimated to be adequate to absorb credit losses from these cash advances.

The Company stratifies the outstanding combined cash advance portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance for losses. The combined cash advance portfolio represents cash advances included in the Company's consolidated balance sheet and third-party cash advances. It uses historical collection performance adjusted for recent portfolio performance trends to develop the expected loss rates used to establish either the allowance or accrual. Increases in either the allowance or accrual are recorded as a cash advance loss provision expense in the consolidated statements of income. The Company charges off all cash advances once they have been in default for 60 days, or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected.

The Company's internet channel periodically sells selected cash advances that have been previously charged off. Proceeds from these sales are recorded as recoveries on losses previously charged to the allowance for losses. These sales generated proceeds of $2.4 million and $4.7 million for the years ended December 31, 2009 and 2008, respectively, which were recorded as recoveries on losses previously charged to the allowance for losses.

The allowance deducted from the carrying value of cash advances was $27.4 million and $21.5 million at December 31, 2009 and 2008, respectively. The accrual for losses on third-party lender-owned cash advances was $2.9 million and $2.1 million at December 31, 2009 and 2008, respectively, and is included in "Accounts payable and accrued liabilities" on the Company's balance sheet. The components of Company-owned cash advances and receivables at December 31, 2009 and 2008 were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | **2009** | 2008 |
| Funded by the Company | | |
| Active cash advances and fees receivable | **$ 87,710** | $ 69,443 |
| Cash advances and fees in collection | **20,055** | 21,147 |
| Total Funded by the Company | **107,765** | 90,590 |
| Purchased by the Company from third-party lenders | **28,374** | 14,755 |
| Company-owned cash advances and fees receivable, gross | **136,139** | 105,345 |
| Less: Allowance for losses | **27,350** | 21,495 |
| Cash advances and fees receivable, net | **$ 108,789** | $ 83,850 |

Changes in the allowance for losses for the Company-owned portfolio and the accrued loss for third-party lender-owned portfolios during the years ended December 31, 2009, 2008 and 2007 were as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **Allowance for losses for Company-owned cash advances** | | | |
| Balance at beginning of period | **$ 21,495** | $ 25,676 | $ 19,513 |
| Cash advance loss provision | **130,007** | 140,416 | 154,565 |
| Charge-offs | **(144,295)** | (170,585) | (163,352) |
| Recoveries | **20,143** | 25,988 | 14,950 |
| Balance at end of period | **$ 27,350** | $ 21,495 | $ 25,676 |
| **Accrual for third-party lender-owned cash advances** | | | |
| Balance at beginning of period | **$ 2,135** | $ 1,828 | $ 1,153 |
| Increase in loss provision | **809** | 307 | 675 |
| Balance at end of period | **$ 2,944** | $ 2,135 | $ 1,828 |

## 5. Property and Equipment

Major classifications of property and equipment at December 31, 2009 and 2008 were as follows (in thousands):

| | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| | **Cost** | **Accumulated Depreciation** | **Net** | Cost | Accumulated Depreciation | Net |
| Land | **$ 5,168** | **$ -** | **$ 5,168** | $ 4,955 | $ - | $ 4,955 |
| Buildings and leasehold improvements | **164,833** | **(87,604)** | **77,229** | 158,529 | (80,873) | 77,656 |
| Furniture, fixtures and equipment | **98,497** | **(66,985)** | **31,512** | 104,588 | (67,470) | 37,118 |
| Computer software | **110,398** | **(30,570)** | **79,828** | 91,632 | (25,474) | 66,158 |
| Total | **$ 378,896** | **$ (185,159)** | **$ 193,737** | $ 359,704 | $ (173,817) | $ 185,887 |

The Company recognized depreciation expense of $35.6 million, $35.4 million and $27.7 million during 2009, 2008 and 2007, respectively.

## 6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets having an indefinite useful life are tested for impairment annually at June 30, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The useful lives of other intangible assets must be reassessed and the remaining amortization periods adjusted accordingly.

***Goodwill*** • Changes in the carrying value of goodwill for the years ended December 31, 2009 and 2008 were as follows (in thousands):

| | Pawn Lending | Cash Advance | Check Cashing | Consolidated |
|---|---|---|---|---|
| Balance as of January 1, 2009 | **$ 205,009** | **$ 283,873** | **$ 5,310** | **$ 494,192** |
| Purchase price adjustments | **(1,937)** | **(2,326)** | **-** | **(4,263)** |
| Effect of foreign translation | **3,563** | **-** | **-** | **3,563** |
| Balance as of December 31, 2009 | **$ 206,635** | **$ 281,547** | **$ 5,310** | **$ 493,492** |
| | | | | |
| Balance as of January 1, 2008 | $ 143,556 | $ 157,355 | $ 5,310 | $ 306,221 |
| Acquisitions | 64,108 | 126,518 | - | 190,626 |
| Effect of foreign translation | (2,655) | - | - | (2,655) |
| Balance as of December 31, 2008 | $ 205,009 | $ 283,873 | $ 5,310 | $ 494,192 |

***Acquired Intangible Assets*** • Acquired intangible assets that are subject to amortization as of December 31, 2009 and 2008, were as follows (in thousands):

| | **2009** | | | 2008 | | |
|---|---|---|---|---|---|---|
| | **Cost** | **Accumulated Amortization** | **Net** | Cost | Accumulated Amortization | Net |
| Non-competition agreements | **$ 16,520** | **$ (9,651)** | **$ 6,869** | $ 16,435 | $ (7,113) | $ 9,322 |
| Customer relationships | **15,894** | **(11,828)** | **4,066** | 17,702 | (8,900) | 8,802 |
| Lead provider relationships | **2,489** | **(1,442)** | **1,047** | 2,489 | (944) | 1,545 |
| Trademarks | **196** | **(154)** | **42** | 188 | (97) | 91 |
| Other | **466** | **(205)** | **261** | 456 | (159) | 297 |
| Total | **$ 35,565** | **$ (23,280)** | **$ 12,285** | $ 37,270 | $ (17,213) | $ 20,057 |

Non-competition agreements are amortized over the applicable terms of the contract. Customer and lead provider relationships are generally amortized over three to five years based on the pattern of economic benefits provided. At December 31, 2009 and 2008, licenses of $7.7 million and trademarks of $7.8 million and $7.7 million, respectively, obtained in conjunction with acquisitions were not amortized.

***Amortization*** • Amortization expense for the acquired intangible assets is as follows (in thousands):

| | | |
|---|---|---|
| Actual amortization expense for the years ended December 31: | | |
| **2009** | **$** | **6,011** |
| 2008 | | 4,236 |
| 2007 | | 4,396 |
| | | |
| Estimated future amortization expense for the years ended December 31: | | |
| 2010 | $ | 4,243 |
| 2011 | | 3,730 |
| 2012 | | 1,189 |
| 2013 | | 1,030 |
| 2014 | | 782 |

## 7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2009 and 2008, were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | **2009** | 2008 |
| Trade accounts payable | **$ 28,024** | $ 23,937 |
| Accrued taxes, other than income taxes | **4,615** | 4,759 |
| Accrued payroll and fringe benefits | **23,529** | 29,233 |
| Accrued interest payable | **1,131** | 1,051 |
| Accrual for losses on third-party lender-owned cash advances | **2,944** | 2,135 |
| Other accrued liabilities | **27,125** | 18,644 |
| Total | **$ 87,368** | $ 79,759 |

## 8. Long-Term Debt

The Company's long-term debt instruments and balances outstanding at December 31, 2009 and 2008, were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | **2009** | 2008 |
| USD line of credit up to $300,000 due 2012 | $ **189,663** | $ 274,344 |
| GBP line of credit up to £7,500 due 2009 | - | 7,310 |
| 6.21% senior unsecured notes due 2021 | **25,000** | 25,000 |
| 6.09% senior unsecured notes due 2016 | **35,000** | 35,000 |
| 6.12% senior unsecured notes due 2012 | **40,000** | 40,000 |
| 7.20% senior unsecured notes due 2009 | - | 8,500 |
| Variable rate senior unsecured note due 2012 | **38,000** | 38,000 |
| $10 million senior unsecured term note due 2012 | - | 10,000 |
| 5.25% convertible senior unsecured notes due 2029 | **101,520** | - |
| Total debt | $ **429,183** | $ 438,154 |
| Less current portion | **25,493** | 15,810 |
| Total long-term debt | $ **403,690** | $ 422,344 |

The Company's $300.0 million domestic line of credit (the "USD Line of Credit") matures in March 2012. Interest on the USD Line of Credit is charged, at the Company's option, at either LIBOR plus a margin or at the agent's base rate. The margin on the USD Line of Credit varies from 0.875% to 1.875% (1.625% at December 31, 2009), depending on the Company's cash flow leverage ratios as defined in the amended agreement. The Company also pays a fee on the unused portion ranging from 0.25% to 0.30% (0.30% at December 31, 2009) based on the Company's cash flow leverage ratios. The weighted average interest rate (including margin) on the USD Line of Credit for each of the one-year periods ending December 31, 2009 and December 31, 2008 was 1.91%.

At December 31, 2009, borrowings under the Company's USD Line of Credit consisted of three pricing tranches with maturity dates ranging from one to 29 days, respectively. However, pursuant to the credit agreement, the Company routinely refinances these borrowings within its long-term facility. Therefore, these borrowings are reported as part of the line of credit and as long-term debt. The Company had outstanding letters of credit of $15.9 million at December 31, 2009, which are considered outstanding indebtedness under the Company's USD Line of Credit for purposes of determining available borrowings under that line of credit.

In December 2008, the Company issued $38.0 million of senior unsecured long-term notes, due in November 2012 pursuant to a Credit Agreement dated November 21, 2008. Interest is charged, at the Company's option, at either LIBOR plus a margin of 3.50% or at the agent's base rate plus a margin of 3.50%. The notes are payable in quarterly payments of $3.0 million beginning on March 31, 2010, with any outstanding principal due at maturity in November 2012. The notes may be prepaid at the Company's option anytime after November 20, 2009 without penalty. The weighted average interest rate (including margin) on the $38.0 million term notes at December 31, 2009 and 2008 was 3.75% and 4.75%, respectively.

In December 2008, the Company issued $10.0 million of senior unsecured long-term notes, due in November 2012 pursuant to a Credit Agreement dated December 5, 2008. Interest was charged, at the

Company's option, at either LIBOR plus a margin of 10.0% or at the agent's base rate plus a margin of 10.0% through March 31, 2010 at which time the pricing was to increase through rate and fee changes. The notes were payable in full at maturity in November 2012 or could be prepaid at the Company's option at any time without penalty. The Company prepaid the full $10.0 million balance owed on the notes on May 20, 2009 without penalty.

In May 2008, the Company established a line of credit facility (the "GBP Line of Credit") of up to £7.5 million with a foreign commercial bank, due in November 2009. The Company repaid the outstanding balance of £5.3 million (approximately $8.4 million) on October 28, 2009. Interest on the GBP Line of Credit was charged, at the Company's option, at either Pound Sterling LIBOR plus a margin or at the agent's base rate. The margin on the GBP Line of Credit varied from 1.10% to 1.575% based on the Company's cash flow leverage ratios.

On December 3, 2008, the Company entered into an interest rate cap agreement with a notional amount of $15.0 million to hedge the Company's outstanding floating rate line of credit for a term of 36 months at a fixed rate of 3.25%. On March 27, 2009, the Company entered into an interest rate cap agreement with a notional amount of $15.0 million of the Company's outstanding floating rate line of credit for a term of 36 months at a fixed rate of 3.25%.

On May 19, 2009, the Company completed the offering of $115.0 million aggregate principal amount of 5.25% Convertible Senior Notes due May 15, 2029 (the "2009 Convertible Notes"), which includes its offering of $100.0 million aggregate principal amount of its 2009 Convertible Notes and an additional $15.0 million aggregate principal amount of its 2009 Convertible Notes that were sold pursuant to the exercise of an over-allotment option by the initial purchasers. The 2009 Convertible Notes were sold to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended. The 2009 Convertible Notes are senior unsecured obligations of the Company.

Upon the issuance of the 2009 Convertible Notes, the Company received net proceeds of approximately $111.1 million, after deducting the initial purchasers' discount and the estimated offering expenses payable by the Company. The Company used a portion of the net proceeds of the offering to repay existing indebtedness, including outstanding balances under its revolving credit facility. The remaining portion was used for general corporate purposes.

The 2009 Convertible Notes bear interest at a rate of 5.25% per year, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2009. The 2009 Convertible Notes will be convertible, in certain circumstances, at an initial conversion rate of 39.2157 shares per $1,000 aggregate principal amount of 2009 Convertible Notes (which is equivalent to a conversion price of approximately $25.50 per share), subject to adjustment upon the occurrence of certain events, into either, at the Company's election: (i) shares of common stock or (ii) cash up to their principal amount and shares of its common stock in respect of the remainder, if any, of the conversion value in excess of the principal amount. This represents a conversion premium of approximately 27.5% relative to the closing price of the Company's common stock on May 13, 2009. The Company may not redeem the 2009 Convertible Notes prior to May 14, 2014. The Company may, at its option, redeem some or all of the 2009 Convertible Notes on or after May 15, 2014 solely for cash. Holders of the 2009 Convertible Notes will have the right to require the Company to repurchase some or all of the outstanding 2009 Convertible Notes, solely for cash, on May 15, 2014, May 15, 2019 and May 15, 2024 at a price equal to 100% of the principal amount plus any accrued and unpaid interest.

The 2009 Convertible Notes were accounted for under ASC 470-20-65, *Transition Related to FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon*

*Conversion (Including Partial Cash Settlement)* ("ASC 470-20-65"). ASC 470-20-65 requires the proceeds from the issuance of convertible debt be allocated between a debt component and an equity component. The debt component is measured based on the estimated fair value of similar debt without an equity conversion feature, and the equity component is determined as the residual of the estimated fair value of the debt deducted from the original proceeds received. The resulting discount on the debt component is amortized over the period the convertible debt is expected to be outstanding, which is five years (May 15, 2009 to May 15, 2014), as additional non-cash interest expense. As of December 31, 2009, the principal amount of the notes was $115.0 million, the carrying amount was $101.5 million, and the unamortized discount was $13.5 million. As of December 31, 2009, the carrying amount of the equity component recorded as additional paid-in capital was $9.4 million, net of deferred taxes and unamortized equity issuance costs. The additional non-cash interest expense recognized in the Company's consolidated statements of income was $2.0 million for the year ended December 31, 2009. Accumulated amortization related to the 2009 Convertible Notes was $1.5 million as of December 31, 2009. As of December 31, 2009, the 2009 Convertible Notes had an effective interest rate of 8.46%.

In connection with the issuance of the 2009 Convertible Notes, the Company incurred approximately $3.9 million in issuance costs, which primarily consisted of underwriting fees, legal and other professional expenses. These costs are being amortized to interest expense over five years. The unamortized balance of these costs at December 31, 2009 is included in the Company's consolidated balance sheet.

Each of the Company's credit facility agreements and senior unsecured notes require the Company to maintain certain financial ratios. As of December 31, 2009, the Company is in compliance with all covenants or other requirements set forth in its debt agreements.

In June 2008, the Company established a credit facility with a group of banks to permit the issuance of up to $12.8 million in letters of credit. Fees payable for letters of credit were tied to the LIBOR margin consistent with the Company's line of credit agreement. The Company paid a fee on the unused portion of the facility ranging from 0.25% to 0.30%. On June 25, 2009, the Company transferred the outstanding letters of credit to the USD Line of Credit and terminated the facility. There were no letters of credit or balances outstanding under this facility on the date of its termination.

As of December 31, 2009, annual maturities of the outstanding long-term debt, including the Company's line of credit, for each of the five years after December 31, 2009 are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 25,493 |
| 2011 | 24,433 |
| 2012 | 229,283 |
| 2013 | 9,273 |
| 2014 | 9,273 |
| Thereafter | 131,428 |
| | $ 429,183 |

See Note 22 for discussion of the Company's $25.0 million aggregate principal amount of 7.26% senior unsecured notes due January 28, 2017.

## 9. Income Taxes

The components of the Company's deferred tax assets and liabilities as of December 31, 2009 and 2008, were as follows (in thousands):

| | **2009** | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Deferred finish-out allowances from lessors | $ **1,040** | $ 1,295 |
| Tax over book accrual of finance and service charges | **7,260** | 5,805 |
| Allowance for cash advance losses | **10,603** | 8,902 |
| Deferred compensation | **5,718** | 8,218 |
| Net operating losses | **5,563** | 5,022 |
| Deferred state credits | **1,173** | 1,201 |
| Other | **1,874** | 1,548 |
| Total deferred tax assets | **33,231** | 31,991 |
| Deferred tax liabilities: | | |
| Amortization of acquired intangibles | $ **36,211** | $ 27,499 |
| Property and equipment | **11,206** | 8,120 |
| Convertible debt | **4,433** | - |
| Other | **2,435** | 1,910 |
| Total deferred tax liabilities | **54,285** | 37,529 |
| Net deferred tax (liabilities) | $ **(21,054)** | $ (5,538) |
| Balance sheet classification: | | |
| Current deferred tax assets | $ **21,536** | $ 22,037 |
| Non-current deferred tax liabilities | **(42,590)** | (27,575) |
| Net deferred tax (liabilities) | $ **(21,054)** | $ (5,538) |

The components of the provision for income taxes and the income to which it relates for the years ended December 31, 2009, 2008 and 2007 are shown below (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Income before income taxes: | | | |
| Domestic | $ **146,667** | $ 132,294 | $ 124,765 |
| Foreign | **8,049** | 509 | - |
| Income before income taxes | **154,716** | 132,803 | 124,765 |
| Current provision: | | | |
| Federal | $ **40,348** | $ 37,709 | $ 40,141 |
| Foreign | **1,414** | 129 | - |
| State and local | **4,005** | 3,787 | 3,345 |
| Total current provision | **45,767** | 41,625 | 43,486 |
| Deferred provision (benefit): | | | |
| Federal | $ **10,239** | $ 8,972 | $ 3,381 |
| Foreign | **506** | 34 | - |
| State and local | **268** | 986 | (1,448) |
| Total deferred provision | **11,013** | 9,992 | 1,933 |
| Total provision | $ **56,780** | $ 51,617 | $ 45,419 |

The effective tax rate on income differs from the federal statutory rate of 35% for the following reasons (dollars in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Tax provision computed at the federal statutory income tax rate | $ **54,151** | $ 46,481 | $ 43,668 |
| State and local income taxes, net of federal tax benefits | **2,778** | 3,102 | 1,232 |
| Nondeductible lobbying | **614** | 1,892 | 333 |
| Foreign tax rate difference | **(761)** | - | - |
| Other | **(2)** | 142 | 186 |
| Total provision | $ **56,780** | $ 51,617 | $ 45,419 |
| Effective tax rate | **36.7** % | 38.9 % | 36.4 % |

As of December 31, 2008, the Company acquired foreign net operating losses of $18.1 million. The amount was reduced to $17.9 million by an unrecognized tax benefit. The balance as of December 31, 2009 is $18.8 million, with the increase attributable to a change in foreign currency exchange rates. Mexico allows a ten year carryforward period and the Company expects to fully utilize the net operating losses prior to the expiration dates in 2015, 2017, and 2018. Domestic income taxes have not been provided on the Company's share of undistributed earnings of foreign subsidiaries because it is the Company's intent to reinvest these earnings in the business activities of the foreign subsidiaries for the foreseeable future. The Company estimates that it would be subject to U.S. income taxes of approximately $0.9 million upon distribution of the Company's share of earnings of its foreign subsidiaries accumulated as of December 31, 2009.

On January 1, 2007 the Company adopted the provisions of ASC 740-10-25, which prescribes the accounting for uncertain tax positions. The aggregate change in the balance of the unrecognized tax benefits is summarized below (in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Balance at January 1, | **$ 1,456** | $ - | $ - |
| Increases (decreases) related to prior years' tax positions | **(490)** | 1,523 | - |
| Effect of change in foreign currency rates | **55** | (67) | - |
| Balance at December 31, | **$ 1,021** | $ 1,456 | $ - |

The 2008 increase and the 2009 decrease in unrecognized tax benefits relate to pre-acquisition tax matters of Prenda Fácil. The 2008 increase was based upon the Company's initial evaluation of the pre-acquisition tax positions of that subsidiary. However, during 2009, the Company obtained additional information that existed at the measurement date related to pre-acquisition positions of that subsidiary and, as a result, reduced the balance of unrecognized tax benefits. The sellers have agreed to reimburse the Company for taxes, penalties and interest that the Company is required to pay to taxing authorities upon challenge of pre-acquisition tax positions of Prenda Fácil. Accordingly, the Company has recognized a receivable from the sellers for unrecognized tax benefits, including related interest and penalties. The receivable from the sellers is included in "Other receivables and prepaid expenses" on the consolidated balance sheets.

If recognized, $1.0 million of the unrecognized tax benefits would affect the effective tax rate. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease within the next 12 months. The liability for unrecognized tax benefits, including related interest and penalties, is classified as a non-current liability in the accompanying consolidated balance sheets.

At December 31, 2009, the total amount of interest and penalties related to these unrecognized tax benefits was $1.0 million, including $0.9 million attributable to pre-acquisition periods. At December 31, 2008, the total amount of interest and penalties related to unrecognized tax benefits was $1.7 million, based on the Company's preliminary assessment of pre-acquisition tax positions. The portion attributable to the 2009 decrease in unrecognized tax benefits was $0.8 million.

As of December 31, 2009, the Company's 2006 through 2009 tax years were open to examination by the Internal Revenue Service and major state taxing jurisdictions. The 2004 through 2009 tax years of the Company's Mexican subsidiaries were open to examination by the Mexican taxing authorities.

## 10. Commitments and Contingencies

### *Leases*

The Company leases certain of its facilities under operating leases with terms ranging from one to 15 years and certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (in thousands):

| | |
|---|---|
| 2010 | $ 40,770 |
| 2011 | 32,978 |
| 2012 | 25,839 |
| 2013 | 20,073 |
| 2014 | 13,802 |
| Thereafter | 17,603 |
| Total | $ 151,065 |

Rent expense was $43.4 million, $41.2 million and $37.1 million for 2009, 2008 and 2007, respectively.

### *Earn-Out Payments*

The Company has agreed to pay earn-out payments related to the acquisition of Prenda Fácil and Primary Innovations as defined in those specific purchase agreements. See Note 3 for further discussion.

### *Guarantees*

The Company guarantees borrowers' payment obligations to unrelated third-party lenders. At December 31, 2009 and 2008, the amount of cash advances guaranteed by the Company was $49.9 million and $34.9 million, respectively, representing amounts due under cash advances originated by third-party lenders under the CSO program. The estimated fair value of the liability related to these guarantees of $2.9 million and $2.1 million at December 31, 2009 and 2008, respectively, was included in "Accounts payable and accrued expenses" in the accompanying consolidated financial statements.

### *Litigation*

On August 6, 2004, James E. Strong filed a purported class action lawsuit in the State Court of Cobb County, Georgia against Georgia Cash America, Inc., Cash America International, Inc. (together with Georgia Cash America, Inc., "Cash America"), Daniel R. Feehan, and several unnamed officers, directors, owners and "stakeholders" of Cash America. The lawsuit alleges many different causes of action, among the most significant of which is that Cash America made illegal cash advance loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. Community State Bank ("CSB") for some time made loans to Georgia residents through Cash America's Georgia operating locations. The complaint in this lawsuit claims that Cash America was the true lender with respect to the loans made to Georgia borrowers and that CSB's involvement in the process is "a mere subterfuge." Based on this claim, the suit alleges that Cash America is the "de facto" lender and is illegally operating in Georgia. The complaint seeks unspecified compensatory damages, attorney's fees, punitive damages and the trebling of any compensatory damages. A previous decision by the trial judge to strike Cash America's affirmative defenses based on arbitration (without ruling on Cash America's previously filed motion to compel arbitration) was upheld by the Georgia Court of Appeals, and on September 24, 2007, the Georgia Supreme Court declined to review the decision. The case was returned to the State Court of Cobb County, Georgia, where Cash America filed a motion requesting that the trial court rule on Cash America's pending motion to compel arbitration and stay the State Court proceedings. The Court denied the motion to stay and ruled that the motion to compel arbitration was rendered moot after the Court struck Cash America's affirmative defenses based on arbitration. The Georgia Supreme Court declined to review these orders and remanded the case to the State Court of Cobb County, Georgia. On November 2, 2009, the Court granted class certification, and on November 18, 2009, Cash America filed its notice of appeal of the class certification order. Cash America believes that the Plaintiffs' claims in this suit are without merit and is vigorously defending this lawsuit.

Cash America and CSB also commenced a federal lawsuit in the U.S. District Court for the Northern District of Georgia seeking to compel Plaintiffs to arbitrate their claims against Cash America and CSB. The U.S. District Court dismissed the federal action for lack of subject matter jurisdiction, and Cash America and CSB appealed the dismissal of their complaint to the U.S. Court of Appeals for the 11th Circuit. The 11th Circuit issued a panel decision on April 27, 2007 reversing the district court's dismissal of the action and remanding the action to the district court for a determination of the issue of the enforceability of the parties' arbitration agreements. Plaintiff requested the 11th Circuit to review this decision en banc and this request was granted. The en banc rehearing took place on February 26, 2008. The 11th Circuit stayed consideration of this matter pending the resolution of the United States Supreme Court case, *Vaden v. Discover Bank*. In March 2009, the United States Supreme Court determined, in *Vaden v. Discover Bank*, that the federal courts were able to compel arbitration of a state court action if the underlying issues involved a federal question. Following the United States Supreme Court ruling in *Vaden v. Discover Bank*, the 11th Circuit en banc court, without ruling on the case, remanded the case to the 11th Circuit panel for further consideration in light of the decision in *Vaden*. The 11th Circuit panel requested the parties provide additional briefing following the decision in *Vaden*, which has been completed, and the parties are awaiting the court's decision. The Strong litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time.

On July 26, 2008, the Pennsylvania Department of Banking issued a notice announcing a "change in policy," effective February 1, 2009. The notice concluded that out-of-state lenders such as the Company were lending "in" Pennsylvania. Accordingly, the notice purported to subject such lenders to the licensing requirements of the CDCA, which sets the maximum permissible interest at a level well below the interest rate the Company charges on its internet cash advance loans. On January 8, 2009, the Company brought suit against the Pennsylvania Department of Banking in the Pennsylvania Commonwealth Court, arguing that the notice was invalid because it was adopted in violation of applicable procedural requirements and because it conflicted with the plain language of the CDCA. As a part of these proceedings, the Pennsylvania Department of Banking filed a counterclaim against the Company seeking a declaratory judgment that the Company's internet lending activities to Pennsylvania consumers are not authorized by Pennsylvania law, however, the Pennsylvania Department of Banking represented that it had "no intent to pursue a retroactive financial remedy" against the Company or any similarly situated lender for loans made prior to the date of the decision by the Commonwealth Court. After a hearing on the Company's initial request for a preliminary injunction, the judge expressed the view that the matter should be heard by all the judges of the Commonwealth Court. A hearing on the merits of the Company's claim against the Pennsylvania Department of Banking was held before the entire Commonwealth Court on April 1, 2009. On July 10, 2009, the Commonwealth Court issued its decision in favor of the Pennsylvania Department of Banking, and in response thereto, the Company ceased originating new loans in Pennsylvania. On July 15, 2009, the Company filed an appeal of this decision with the Pennsylvania Supreme Court and also requested that the Commonwealth Court stay its order pending the appeal. On July 21, 2009, the Commonwealth Court denied the Company's motion to stay its order. Although an expedited appeal has been requested, the Pennsylvania Supreme Court has not yet set a hearing date and the Company does not expect a decision on the appeal until early 2010.

On March 5, 2009, Peter Alfeche filed a purported class action lawsuit in the United States District Court for the Eastern District of Pennsylvania against Cash America International, Inc., Cash America Net of Nevada, LLC ("CashNet Nevada"), Cash America Net of Pennsylvania, LLC and Cash America of PA, LLC, d/b/a CashNetUSA.com (collectively, "CashNetUSA"). The lawsuit alleges, among other things, that CashNetUSA's internet cash advance lending activities in Pennsylvania were illegal and not in accordance with the Pennsylvania Loan Interest Protection Law or the licensing requirements of the CDCA. The lawsuit also seeks declaratory judgment that several of CashNetUSA's contractual provisions, including choice of law and arbitration provisions, are not authorized by Pennsylvania law. The complaint seeks unspecified compensatory damages, attorney's fees and the trebling of any compensatory damages. CashNetUSA filed a motion to enforce the arbitration provision located in the agreements governing the lending activities, and a hearing on the motion was held on July 1, 2009. The Court has not yet ruled on this motion. The Alfeche litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time. CashNetUSA believes that the Plaintiffs' claims in this suit are without merit and will vigorously defend this lawsuit.

On April 21, 2009, Yulon Clerk filed a purported class action lawsuit in the Court of Common Pleas of Philadelphia County, Pennsylvania, against CashNet Nevada and several other unrelated third-party lenders. The lawsuit alleges, among other things, that the defendants' lending activities in Pennsylvania, including CashNet Nevada's internet cash advance lending activities in Pennsylvania, were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the CDCA and the Unfair Trade Practices and Consumer Protection Laws. The complaint seeks payment of potential fines, unspecified damages, attorney's fees and the trebling of certain damages. The defendants removed the case to the United States District Court for the Eastern District of Pennsylvania where the lawsuit now resides. The case was subsequently reassigned to the same judge presiding in the Alfeche litigation. On August 26, 2009, the Court severed the claims against the other defendants originally named in the litigation. CashNet Nevada filed a motion with the federal court to enforce the arbitration provision located in the agreements governing the lending activities on May 4, 2009, and the Court has not yet ruled on this motion. The Clerk litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time. CashNet Nevada believes that the Plaintiffs' claims in this suit are without merit and will vigorously defend this lawsuit.

The Company is also a defendant in certain lawsuits encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

## 11. Equity

On October 24, 2007, the Company's Board of Directors authorized management to purchase up to a total of 1,500,000 shares of the Company's common stock from time to time in open market transactions and ended the 2005 authorization for the repurchase of a like amount of shares authorized by the Board of Directors of the Company on April 20, 2005. The following table summarizes the aggregate shares purchased under these plans during each of the three years ended December 31:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Shares purchased: | | | |
| Under 2005 authorization | - | - | 617,600 |
| Under 2007 authorization | 394,476 | 195,000 | 50,000 |
| Total shares purchased | 394,476 | 195,000 | 667,600 |
| Aggregate amount (in thousands) | $ 10,746 | $ 6,306 | $ 23,558 |
| Average price paid per share | $ 27.24 | $ 32.34 | $ 35.29 |

Periodically, shares are purchased in the open market on behalf of participants relating to the Non-Qualified Savings Plan. Certain amounts are subsequently distributed or transferred to participants' 401(k) accounts annually based on results of the plan's non-discrimination testing results. Activities during each of the three years ended December 31 are summarized as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Purchases: | | | |
| Number of shares | 1,916 | 6,874 | 4,596 |
| Aggregate amount (in thousands) | $ 45 | $ 234 | $ 180 |
| Distributions and transfers to 401(k) savings plan: | | | |
| Number of shares | 28,612 | 4,619 | 6,697 |
| Aggregate amount (in thousands) | $ 553 | $ 84 | $ 112 |

## 12. Employee Benefit Plans

The Cash America International, Inc. 401(k) Savings Plan is open to substantially all employees. Beginning January 1, 2006, new employees are automatically enrolled in this plan unless they elect not to participate. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 50% of their earnings to these plans subject to regulatory restrictions. The Company makes matching cash contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company's total contributions to the 401(k) Savings Plan and the Nonqualified Savings Plan were $2.8 million, $2.7 million and $2.3 million in 2009, 2008 and 2007, respectively.

In addition to the plans mentioned above, the Company established a Supplemental Executive Retirement Plan ("SERP") for its officers in 2003. Under this defined contribution plan, the Company makes an annual discretionary cash contribution to the SERP based on the objectives of the plan as approved by the Management Development and Compensation Committee of the Board of Directors. The Company recorded compensation expense of $0.8 million, $0.7 million and $0.7 million for contributions to the SERP during 2009, 2008 and 2007, respectively.

The Nonqualified Savings Plan and the SERP are non-qualified tax-deferred plans. Benefits under the Nonqualified Savings Plan and the SERP are unfunded. The Company holds securities, including shares of the Company's common stock, in a rabbi trust to pay benefits under these plans. The securities other than Company stock are classified as trading securities and the unrealized gains and losses on these securities are netted with the costs of the plans in administration expenses in the consolidated statements of income. The Company's common stock held in the plan is included in treasury shares.

Amounts included in the consolidated balance sheets relating to the Nonqualified Savings Plan and the SERP were as follows (in thousands):

| | **2009** | 2008 |
|---|---|---|
| Other receivables and prepaid expenses | **$ 5,159** | $ 6,759 |
| Accounts payable and accrued expenses | **5,941** | 7,479 |
| Other liabilities | **600** | 1,114 |
| Treasury shares | **659** | 1,167 |

## 13. Derivative Instruments

The Company periodically uses derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. For derivatives designated as cash flow hedges, the effective portions of changes in the estimated fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. The change in the estimated fair value of the ineffective portion of the hedge, if any, will be recorded as income or expense. The estimated fair values of the interest rate cap agreements and net investment hedge in foreign operations are included in "Other receivables and prepaid expenses" and "Long-term debt," respectively, of the accompanying consolidated balance sheets.

On December 3, 2008, the Company entered into an interest rate cap agreement with a notional amount of $15.0 million to hedge the Company's outstanding floating rate line of credit for a term of 36 months at a fixed rate of 3.25%. On March 27, 2009, the Company entered into an interest rate cap agreement with a notional amount of $15.0 million to hedge the Company's outstanding floating rate line of credit for a term of 36 months at a fixed rate of 3.25%. These interest rate cap agreements have been determined to be perfectly effective cash flow hedges, pursuant to ASC 815-20-25, *Derivatives and Hedging – Recognition* at inception and on an ongoing basis.

In May 2008, the Company entered into a line of credit facility of £7.5 million with a foreign commercial bank and designated the debt as a foreign currency hedging instrument of the Company's net investment in its subsidiary that offers cash advances to residents of the United Kingdom. On October 28, 2009, the Company repaid the outstanding balance of £5.3 million (approximately $8.6 million).

The Company periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations. During 2009, the Company hedged an average amount of MXN 70.4 million to manage its advances denominated in Mexican pesos to its Mexico based pawn operations. The average exchange rate of the hedged transactions represented $5.2 million. As of December 31, 2009, the total amount hedged through forward contracts was MXN 116.9 million, with an equivalent value of $8.8 million. Any gain or loss resulting from these forward contracts is recorded as income or loss and is included in "Foreign currency transaction gain (loss)" in the Company's consolidated statement of income. For the year ended December 31, 2009, the Company recorded losses of $0.5 million related to these forward contracts. The Company does not currently manage its exposure to risk from foreign currency exchange rate fluctuations through the use of foreign exchange forward contracts in the currencies of the United Kingdom, Australia or Canada. As the Company's foreign operations continue to grow, management will continue to evaluate and implement foreign exchange rate risk management strategies.

| Derivatives designated as hedges under ASC 815 | | Amount of Gain or (Loss) Net of Tax, Recognized in Other Comprehensive Income on Derivative (Effective Portion) | | Amount of Gain or (Loss) Net of Tax, Recognized in Income on Derivative (Ineffective Portion) | |
|---|---|---|---|---|---|
| Cash Flow Hedging Relationships | Balance Sheet Location | **2009** | 2008 | **2009** | 2008 |
| Interest rate cap | Other receivables and prepaid expenses | **$ 54** | $ (68) | **$ -** | $ - |
| Total | | **$ 54** | $ (68) | **$ -** | $ - |

## 14. Stock-Based Compensation

Under the equity compensation plan (the "Plan") that the Company sponsors, it is authorized to issue 2,700,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended), nonqualified stock options, restricted stock units, restricted stock, performance shares, stock appreciation rights or other stock-based awards. Since 2004 only restricted stock unit awards have been granted under the Plan. At December 31, 2009, 2,184,569 shares were available for future grants under the Plan.

Historically, the Company has purchased its shares on the open market from time to time pursuant to an authorization from the Board of Directors of the Company and reissued those shares upon stock option exercises and stock unit conversions under its stock-based compensation plans. During 2009, 394,476 shares were purchased on the open market with an average purchase price of $27.24 per share.

During 2009, 2008 and 2007, the Company received net proceeds totaling $1.6 million, $0.7 million $0.8 million from the exercise of stock options for 161,700, 56,805, and 69,854 shares, respectively.

The Company received 25,582 shares, 23,901 shares and 9,794 shares during 2009, 2008 and 2007, respectively, of its common stock valued at approximately $0.5 million, $0.8 million and $0.4 million, respectively, as partial payment of taxes for shares issued under stock-based compensation plans. During 2009, the Company received 1,196 shares valued at approximately $39,000 as partial payment for the exercise of stock options.

***Stock Options*** • While no stock options have been granted since April 2003, stock options currently outstanding under the Plans had original contractual terms of up to ten years with an exercise price equal to or greater than the fair market value of the stock at grant date. On their respective grant dates, these stock options had vesting periods ranging from one to seven years. However, the terms of options with the seven-year vesting periods and certain of the four-year and five-year vesting periods included provisions that accelerated vesting if specified share price appreciation criteria were met. All stock option expense had been recognized as of December 31, 2007.

A summary of the Company's stock option activity for each of the three years ended December 31 is as follows (shares in thousands):

| | **2009** | | | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | | **Weighted Average Exercise Price** | Shares | | Weighted Average Exercise Price | Shares | | Weighted Average Exercise Price |
| Outstanding at beginning of year | **613** | **$** | **9.42** | 670 | $ | 9.65 | 740 | $ | 9.76 |
| Exercised | **(162)** | | **9.76** | (57) | | 12.10 | (70) | | 10.89 |
| Outstanding at end of year | **451** | **$** | **9.29** | 613 | $ | 9.42 | 670 | $ | 9.65 |
| Exercisable at end of year | **451** | **$** | **9.29** | 613 | $ | 9.42 | 670 | $ | 9.65 |

Stock options outstanding and exercisable as of December 31, 2009, are summarized below (shares in thousands):

| | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | | Weighted Average Exercise Price | Weighted Average Years of Remaining Contractual Life | Number Exercisable | | Weighted Average Exercise Price |
| $ 5.94 to $ 9.40 | 116 | $ | 7.80 | 2.0 | 116 | $ | 7.80 |
| $ 9.41 to $12.63 | 335 | | 9.81 | 1.4 | 335 | | 9.81 |
| $ 5.94 to $12.63 | 451 | $ | 9.29 | 1.6 | 451 | $ | 9.29 |

The outstanding stock options (all exercisable) at December 31, 2009 had an aggregate intrinsic value of $11.6 million and the stock options exercised during 2009 had an aggregate intrinsic value of $3.0 million. Income tax benefits realized from the exercise of stock options for the year ended December 31, 2009, 2008 and 2007 were $1.1 million, $0.5 and $0.6 million, respectively. The portion of income tax benefits recorded as increases to additional paid-in capital was $1.1 million, $0.5 million and $0.6 million for the years ended December 31, 2009, 2008 and 2007, respectively, which represented the tax benefits realized upon exercise of stock options in excess of the amounts previously recognized as expense in the consolidated financial statements.

***Restricted Stock Units*** • The Company has granted restricted stock units ("RSUs, or singularly, RSU") to Company officers and to the non-management members of the Board of Directors annually since 2003. RSUs granted in December 2003 and January 2004 were granted under the 1994 Long-Term Incentive Plan; subsequent RSUs have been granted under the First Amended and Restated 2004 Long-Term Incentive Plan, as amended. Each vested RSU entitles the holder to receive a share of the common stock of the Company. For Company officers, the vested RSUs are to be issued upon vesting or, for certain awards, upon termination of employment with the Company. For directors, vested RSUs will be issued upon the director's retirement from the Board. At December 31, 2009, the outstanding RSUs granted to Company officers had vesting periods ranging from two to 12 years, director RSUs had vesting periods ranging from one to four years. For purposes of ASC 718-10-30, the grant date fair value of RSUs is based on the Company's closing stock price on the day before the grant date, and the grant date fair value of performance RSUs is based on the maximum amount of the award expected to be achieved. The amount attributable to RSU grants is amortized to expense over the vesting periods.

Compensation expense totaling $3.2 million ($2.0 million net of related taxes), $3.3 million ($2.0 million net of related taxes) and $3.1 million ($2.0 million net of related taxes) was recognized for 2009, 2008 and 2007, respectively, for all of the above RSUs granted. Total unrecognized compensation cost related to RSUs at December 31, 2009 was $7.2 million, which will be recognized over a weighted average period of approximately 2.5 years.

The following table summarizes the restricted stock unit activity during 2009, 2008 and 2007:

| | **2009** | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | **Units** | **Weighted Average Fair Value at Date of Grant** | Units | Weighted Average Fair Value at Date of Grant | Units | Weighted Average Fair Value at Date of Grant |
| Outstanding at beginning of year | **490,737** | **$ 25.74** | 517,297 | $ 25.21 | 471,029 | $ 21.83 |
| Units granted | **185,639** | **18.05** | 198,710 | 29.85 | 87,739 | 43.01 |
| Shares issued | **(118,550)** | **27.22** | (90,546) | 26.72 | (35,076) | 24.47 |
| Units forfeited | **(10,950)** | **27.48** | (134,724) | 29.10 | (6,395) | 24.94 |
| Outstanding at end of year | **546,876** | **$ 22.77** | 490,737 | $ 25.74 | 517,297 | $ 25.21 |
| Units vested at end of year | **192,987** | **$ 22.71** | 146,259 | $ 22.51 | 163,807 | $ 19.71 |

The outstanding RSUs had an aggregate intrinsic value of $19.2 million and the outstanding vested RSUs had an aggregate intrinsic value of $6.7 million at December 31, 2009. Income tax benefits realized from the issuance of common stock for the vested RSUs for the year ended December 31, 2009, 2008 and 2007 were $0.9 million, $1.0 million and $0.5 million, respectively. During the year ended December 31, 2009, additional paid-in capital decreased by $0.3 million for the excess of income tax benefits previously recognized in the consolidated financial statements over the income tax benefits realized upon issuance of common stock. The portions of these income tax benefits recorded as increases to additional paid-in capital were $0.2 million for each of the years ended December 31, 2008 and 2007. The income tax benefits recorded as increases to additional paid-in capital represent the tax benefits realized upon issuance of common stock in excess of the amounts previously recognized in the consolidated financial statements.

## 15. Supplemental Disclosures of Cash Flow Information

The following table sets forth certain cash and non-cash activities for the years ended December 31 (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash paid during the year for: | | | |
| Interest | $ 16,822 | $ 19,491 | $ 17,367 |
| Income taxes | 33,302 | 48,363 | 41,567 |
| Non-cash investing and financing activities: | | | |
| Pawn loans forfeited and transferred to merchandise held for disposition | $ 243,871 | $ 234,605 | $ 206,798 |
| Pawn loans renewed | 112,654 | 99,178 | 79,751 |
| Cash advances renewed | 334,566 | 355,148 | 300,826 |
| Liabilities assumed in acquisitions | 43 | - | 64 |
| Fair value of shares paid for acquisition | - | 7,890 | - |
| Capitalized interest on software development | 797 | 1,185 | 683 |

## 16. Operating Segment Information

The Company has three reportable operating segments: pawn lending, cash advance and check cashing. The cash advance and check cashing segments are managed separately due to the different operational strategies required and, therefore, are reported as separate segments. For comparison purposes, all prior periods in the tables below reflect current classification of administrative and operating expenses.

The Company allocates corporate administrative expenses to each operating segment based on personnel expenses at each segment. Intercompany interest is allocated to each segment based on intercompany debt balances, including the initial investment in the subsidiary. An interest rate is calculated monthly based on the current month blended average rate on all outstanding debt.

Information concerning the operating segments is set forth below (in thousands):

| **Year Ended December 31, 2009** | Pawn Lending [2] | Cash Advance [3] | Check Cashing | Consolidated [4] |
|---|---|---|---|---|
| Revenue | | | | |
| Finance and service charges | $ 230,433 | $ 745 | $ - | $ 231,178 |
| Proceeds from disposition of merchandise | 488,402 | 14,334 | - | 502,736 |
| Cash advance fees | 31,420 | 340,436 | - | 371,856 |
| Check cashing fees, royalties and other | 3,971 | 7,870 | 2,779 | 14,620 |
| Total revenue | 754,226 | 363,385 | 2,779 | 1,120,390 |
| Cost of revenue – disposed merchandise | 315,198 | 9,079 | - | 324,277 |
| Net revenue | 439,028 | 354,306 | 2,779 | 796,113 |
| Expenses | | | | |
| Operations | 236,405 | 122,541 | 1,181 | 360,127 |
| Cash advance loss provision | 7,109 | 123,707 | - | 130,816 |
| Administration | 42,721 | 44,246 | 962 | 87,929 |
| Depreciation and amortization | 28,822 | 12,543 | 224 | 41,589 |
| Total expenses | 315,057 | 303,037 | 2,367 | 620,461 |
| Income from operations | $ 123,971 | $ 51,269 | $ 412 | $ 175,652 |
| | | | | |
| Interest expense | $ (5,512) | $ (14,712) | $ (583) | $ (20,807) |
| Provision for income taxes | $ 43,218 | $ 13,476 | $ 86 | $ 56,780 |
| Expenditures for property and equipment[1] | $ 29,898 | $ 13,998 | $ 205 | $ 44,101 |
| **As of December 31, 2009** | | | | |
| Total assets | $ 781,346 | $ 481,772 | $ 6,537 | $ 1,269,655 |
| Goodwill | $ 206,635 | $ 281,547 | $ 5,310 | $ 493,492 |

| Year Ended December 31, 2008 | Pawn Lending [2] | Cash Advance [3] | Check Cashing | Consolidated [4] |
|---|---|---|---|---|
| Revenue | | | | |
| Finance and service charges | $ 184,995 | $ - | $ - | $ 184,995 |
| Proceeds from disposition of merchandise | 464,868 | 787 | - | 465,655 |
| Cash advance fees | 34,840 | 329,763 | - | 364,603 |
| Check cashing fees, royalties and other | 3,743 | 8,410 | 3,388 | 15,541 |
| Total revenue | 688,446 | 338,960 | 3,388 | 1,030,794 |
| Cost of revenue – disposed merchandise | 294,825 | 535 | - | 295,360 |
| Net revenue | 393,621 | 338,425 | 3,388 | 735,434 |
| Expenses | | | | |
| Operations | 215,122 | 114,334 | 1,288 | 330,744 |
| Cash advance loss provision | 9,903 | 130,820 | - | 140,723 |
| Administration | 40,134 | 34,358 | 1,118 | 75,610 |
| Depreciation and amortization | 23,679 | 15,733 | 239 | 39,651 |
| Total expenses | 288,838 | 295,245 | 2,645 | 586,728 |
| Income from operations | $ 104,783 | $ 43,180 | $ 743 | $ 148,706 |
| Interest expense | $ (6,565) | $ (8,854) | $ (574) | $ (15,993) |
| Provision for income taxes | $ 37,180 | $ 14,244 | $ 193 | $ 51,617 |
| Expenditures for property and equipment[1] | $ 43,052 | $ 13,918 | $ 112 | $ 57,082 |
| **As of December 31, 2008** | | | | |
| Total assets | $ 726,747 | $ 453,047 | $ 6,716 | $ 1,186,510 |
| Goodwill | $ 205,009 | $ 283,873 | $ 5,310 | $ 494,192 |

| **Year Ended December 31, 2007** | Pawn Lending [(2)] | Cash Advance [(3)] | Check Cashing | Consolidated [(4)] |
|---|---|---|---|---|
| Revenue | | | | |
| Finance and service charges | $ 160,960 | $ - | $ - | $ 160,960 |
| Proceeds from disposition of merchandise | 396,821 | - | - | 396,821 |
| Cash advance fees | 42,018 | 313,178 | - | 355,196 |
| Check cashing fees, royalties and other | 3,268 | 9,530 | 3,619 | 16,417 |
| Total revenue | 603,067 | 322,708 | 3,619 | 929,394 |
| Cost of revenue – disposed merchandise | 246,792 | - | - | 246,792 |
| Net revenue | 356,275 | 322,708 | 3,619 | 682,602 |
| Expenses | | | | |
| Operations | 198,526 | 109,186 | 1,270 | 308,982 |
| Cash advance loss provision | 14,985 | 140,253 | - | 155,238 |
| Administration | 26,988 | 24,801 | 959 | 52,748 |
| Depreciation and amortization | 20,750 | 10,988 | 387 | 32,125 |
| Total expenses | 261,249 | 285,228 | 2,616 | 549,093 |
| Income from operations | $ 95,026 | $ 37,480 | $ 1,003 | $ 133,509 |
| Interest expense | $ (6,522) | $ (8,625) | $ (874) | $ (16,021) |
| Provision for income taxes | $ 34,886 | $ 10,285 | $ 248 | $ 45,419 |
| Expenditures for property and equipment[(1)] | $ 52,559 | $ 17,389 | $ 149 | $ 70,097 |
| **As of December 31, 2007** | | | | |
| Total assets | $ 593,514 | $ 304,170 | $ 6,960 | $ 904,644 |
| Goodwill | $ 143,556 | $ 157,355 | $ 5,310 | $ 306,221 |

1) Included in "Expenditures for property and equipment" for the Pawn Lending segment for the years ended December 31, 2009, 2008 and 2007 are substantially all of the capital expenditures for the development of the new proprietary point-of sale system software and other general corporate investment expenditures. The Company may allocate these capital expenditures to other segments once the new point-of-sale system has been deployed.

2) The Pawn Lending segment is composed of the Company's domestic pawn lending operations and Prenda Fácil. The following table summarizes the results from each channel's contributions to the Pawn Lending segment for the years ended December 31, 2009, 2008 and 2007. The average exchange rate of MXN (Mexican pesos) to USD was 13.493 for the year ending December 31, 2009 and 13.351 for the time period of December 16, 2008, to December 31, 2008:

| Year Ended December 31, 2009 | Domestic | Foreign | Total Pawn Lending |
|---|---|---|---|
| Revenue | | | |
| Finance and service charges | $ 200,159 | $ 30,274 | $ 230,433 |
| Proceeds from disposition of merchandise | 488,402 | - | 488,402 |
| Cash advance fees | 31,420 | - | 31,420 |
| Check cashing fees, royalties and other | 3,562 | 409 | 3,971 |
| Total revenue | 723,543 | 30,683 | 754,226 |
| Cost of revenue – disposed merchandise | 315,198 | - | 315,198 |
| Net revenue | 408,345 | 30,683 | 439,028 |
| Expenses | | | |
| Operations | 223,761 | 12,644 | 236,405 |
| Cash advance loss provision | 7,109 | - | 7,109 |
| Administration | 35,843 | 6,878 | 42,721 |
| Depreciation and amortization | 24,991 | 3,831 | 28,822 |
| Total expenses | 291,704 | 23,353 | 315,057 |
| Income from operations | $ 116,641 | $ 7,330 | $ 123,971 |
| **As of December 31, 2009** | | | |
| Total Assets | $ 662,868 | $ 118,478 | $ 781,346 |

| Year Ended December 31, 2008 | Domestic | Foreign | Total Pawn Lending |
|---|---|---|---|
| Revenue | | | |
| Finance and service charges | $ 183,672 | $ 1,323 | $ 184,995 |
| Proceeds from disposition of merchandise | 464,868 | - | 464,868 |
| Cash advance fees | 34,840 | - | 34,840 |
| Check cashing fees, royalties and other | 3,736 | 7 | 3,743 |
| Total revenue | 687,116 | 1,330 | 688,446 |
| Cost of revenue – disposed merchandise | 294,825 | - | 294,825 |
| Net revenue | 392,291 | 1,330 | 393,621 |
| Expenses | | | |
| Operations | 214,697 | 425 | 215,122 |
| Cash advance loss provision | 9,903 | - | 9,903 |
| Administration | 39,794 | 340 | 40,134 |
| Depreciation and amortization | 23,623 | 56 | 23,679 |
| Total expenses | 288,017 | 821 | 288,838 |
| Income from operations | $ 104,274 | $ 509 | $ 104,783 |
| **As of December 31, 2008** | | | |
| Total Assets | $ 626,080 | $ 100,667 | $ 726,747 |

| **Year Ended December 31, 2007** | Domestic | Foreign | Total Pawn Lending |
|---|---|---|---|
| Revenue | | | |
| Finance and service charges | $ 160,960 | $ - | $ 160,960 |
| Proceeds from disposition of merchandise | 396,821 | - | 396,821 |
| Cash advance fees | 42,018 | - | 42,018 |
| Check cashing fees, royalties and other | 3,268 | - | 3,268 |
| Total revenue | 603,067 | - | 603,067 |
| Cost of revenue – disposed merchandise | 246,792 | - | 246,792 |
| Net revenue | 356,275 | - | 356,275 |
| Expenses | | | |
| Operations | 198,526 | - | 198,526 |
| Cash advance loss provision | 14,985 | - | 14,985 |
| Administration | 26,988 | - | 26,988 |
| Depreciation and amortization | 20,750 | - | 20,750 |
| Total expenses | 261,249 | - | 261,249 |
| Income from operations | $ 95,026 | $ - | $ 95,026 |
| **As of December 31, 2007** | | | |
| Total Assets | $ 593,514 | $ - | $ 593,514 |

3) The Cash Advance segment is composed of three channels - a multi-unit "storefront" platform, an online, internet based lending platform, and a card services business. The following table summarizes the results from each channel's contributions to the cash advance segment for the years ended December 31, 2009, 2008 and 2007:

| **Year Ended December 31, 2009** | Storefront | Internet Lending | Card Services | Total Cash Advance |
|---|---|---|---|---|
| Revenue | | | | |
| Finance and service charges | $ 745 | $ - | $ - | $ 745 |
| Proceeds from disposition of merchandise | 14,334 | - | - | 14,334 |
| Cash advance fees | 86,577 | 241,268 | 12,591 [(5)] | 340,436 |
| Check cashing fees, royalties and other | 6,752 | 1,109 | 9 | 7,870 |
| Total revenue | 108,408 | 242,377 | 12,600 | 363,385 |
| Cost of revenue – disposed merchandise | 9,079 | - | - | 9,079 |
| Net revenue | 99,329 | 242,377 | 12,600 | 354,306 |
| Expenses | | | | |
| Operations | 58,961 | 60,251 | 3,329 | 122,541 |
| Cash advance loss provision | 14,533 | 104,454 | 4,720 | 123,707 |
| Administration | 9,042 | 34,629 | 575 | 44,246 |
| Depreciation and amortization | 5,246 | 6,718 | 579 | 12,543 |
| Total expenses | 87,782 | 206,052 | 9,203 | 303,037 |
| Income (loss) from operations | $ 11,547 | $ 36,325 | $ 3,397 | $ 51,269 |
| **As of December 31, 2009** | | | | |
| Total assets | $ 106,267 | $ 338,218 | $ 37,287 | $ 481,772 |

| Year Ended December 31, 2008 | Storefront | Internet Lending | Card Services | Total Cash Advance |
|---|---|---|---|---|
| Revenue | | | | |
| Proceeds from disposition of merchandise | $ 787 | $ - | $ - | $ 787 |
| Cash advance fees | 106,294 | 221,319 | 2,150 (5) | 329,763 |
| Check cashing fees, royalties and other | 8,402 | 5 | 3 | 8,410 |
| Total revenue | 115,483 | 221,324 | 2,153 | 338,960 |
| Cost of revenue – disposed merchandise | 535 | - | - | 535 |
| Net revenue | 114,948 | 221,324 | 2,153 | 338,425 |
| Expenses | | | | |
| Operations | 69,887 | 42,619 | 1,828 | 114,334 |
| Cash advance loss provision | 23,650 | 106,189 | 981 | 130,820 |
| Administration | 9,944 | 24,062 | 352 | 34,358 |
| Depreciation and amortization | 10,499 | 5,061 | 173 | 15,733 |
| Total expenses | 113,980 | 177,931 | 3,334 | 295,245 |
| Income (loss) from operations | $ 968 | $ 43,393 | $ (1,181) | $ 43,180 |
| **As of December 31, 2008** | | | | |
| Total assets | $ 109,609 | $ 330,428 | $ 13,010 | $ 453,047 |

| Year Ended December 31, 2007 | Storefront | Internet Lending | Card Services | Total Cash Advance |
|---|---|---|---|---|
| Revenue | | | | |
| Cash advance fees | 128,454 | 184,724 | - (5) | 313,178 |
| Check cashing fees, royalties and other | 9,525 | 5 | - | 9,530 |
| Total revenue | 137,979 | 184,729 | - | 322,708 |
| Net revenue | 137,979 | 184,729 | - | 322,708 |
| Expenses | | | | |
| Operations | 68,249 | 40,937 | - | 109,186 |
| Cash advance loss provision | 37,383 | 102,870 | - | 140,253 |
| Administration | 10,797 | 14,004 | - | 24,801 |
| Depreciation and amortization | 7,980 | 3,008 | - | 10,988 |
| Total expenses | 124,409 | 160,819 | - | 285,228 |
| Income (loss) from operations | $ 13,570 | $ 23,910 | $ - | $ 37,480 |
| **As of December 31, 2007** | | | | |
| Total assets | $ 123,760 | $ 180,410 | $ - | $ 304,170 |

4) The total revenue attributable to all of the Company's foreign operations was $71.2 million, $24.5 million and $1.6 million in 2009, 2008 and 2007, respectively.

5) Cash advance fees for the card services channel include revenue from the Company's participation interest in receivables originated by a third-party lender, as well as marketing, processing and other miscellaneous fee income. (Note: The Company commenced business in the card services channel in the third quarter of 2008.)

## 17. Pro Forma Financial Information (unaudited)

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the Prenda Fácil acquisition had occurred on January 1, 2007. The unaudited pro forma financial information has been prepared for informational purposes only and does not purport to be indicative of what would have resulted had the acquisition occurred on the date indicated or what may result in the future (dollars in thousands, except per share data):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2008** | | 2007 | |
| | **As Reported** | **Pro Forma** [(a)] | As Reported | Pro Forma [(a)] |
| Total revenue | $ **1,030,794** | $ **1,057,435** | $ 929,394 | $ 951,529 |
| Net revenue | **735,434** | **762,075** | 682,602 | 704,737 |
| Total expenses | **586,728** | **606,643** | 549,093 | 567,594 |
| Net Income Attributable to Cash America International, Inc. | $ **81,140** | $ **82,959** | $ 79,346 | $ 77,891 |
| **Net Income per share:** | | | | |
| Basic | $ **2.77** | $ **2.79** | $ 2.68 | $ 2.59 |
| Diluted | $ **2.70** | $ **2.72** | $ 2.61 | $ 2.53 |

(a) Pro forma adjustments reflect:
  i. the inclusion of operating results of Creazione for the period January 1, 2008 through December 16, 2008, the date of acquisition, for the 2008 pro forma and the operating results of Creazione for the 12-month period ended December 31, 2007 for the 2007 pro forma;
  ii. the adjustments of depreciable asset bases and lives for property and equipment and amortization of intangible assets acquired by the Company;
  iii. the additional interest incurred in the acquisition of Creazione;
  iv. the tax effect of Creazione's earnings and net pro forma adjustments at the Mexican statutory rate of 28%; and
  v. adjusted weighted average shares outstanding assuming January 1, 2007 issue of shares for the Creazione acquisition.

## 18. Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2009 and 2008 were as follows (in thousands):

| | **2009** | | 2008 | |
|---|---|---|---|---|
| | **Carrying Value** | **Estimated Fair Value** | Carrying Value | Estimated Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | **$ 46,004** | **$ 46,004** | $ 30,005 | $ 30,005 |
| Pawn loans | **188,312** | **188,312** | 168,747 | 168,747 |
| Cash advances, net | **108,789** | **108,789** | 83,850 | 83,850 |
| Interest rate cap | **143** | **143** | 69 | 69 |
| Financial liabilities: | | | | |
| Bank lines of credit | **189,663** | **185,623** | 281,654 | 281,654 |
| Senior unsecured notes | **138,000** | **133,370** | 156,500 | 146,351 |
| 2009 Convertible Notes | **101,520** | **178,825** | - | - |

Cash and cash equivalents bear interest at market rates and have maturities of less than 90 days. Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less. Cash advance loans generally have a loan term of seven to 45 days. Since cash and cash equivalents, pawn loans and cash advance loans have maturities of less than 90 days, their fair value approximates their carrying value. Finance and service charge rates are determined by regulations and bear no valuation relationship to the capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker.

The fair values of the Company's long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms. The Company's senior unsecured notes have a lower fair market value than the carrying value due to the difference in yield when compared to recent issuances of similar senior unsecured notes. The 2009 Convertible notes have a higher fair value than carrying value due to the Company's stock price as of December 31, 2009 exceeding the applicable conversion price for the 2009 Convertible Notes, thereby increasing the value of the instrument for bondholders.

## 19. Fair Value Measurements

The Company adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures,* on January 1, 2008 for financial assets and liabilities, and on January 1, 2009 for non-financial assets that are recognized or disclosed in the financial statements on a nonrecurring basis. The adoption of this pronouncement did not have a material effect on the Company's financial position or results of operations. ASC 820-10-05, *Overview and Background,* defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. ASC 820-10-50, *Disclosure* ("ASC 820-10-50"), enables the reader of the financial statements to assess the inputs used to develop fair value measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. ASC 820-10-50 requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2009 and 2008 are as follows (in thousands):

| | December 31, 2009 | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Financial assets: | | | | |
| Interest rate cap | $ 143 | $ - | $ 143 | $ - |
| Nonqualified savings plan assets | 5,159 | 5,159 | - | - |
| Total | $ 5,302 | $ 5,159 | $ 143 | $ - |

| | December 31, 2008 | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Financial assets: | | | | |
| Interest rate cap | $ 69 | $ - | $ 69 | $ - |
| Nonqualified savings plan assets | 6,759 | 6,759 | - | - |
| Total | $ 6,828 | $ 6,759 | $ 69 | $ - |

The Company measures the value of its interest rate cap under Level 2 inputs as defined by ASC 820. The Company relies on a mark to market valuation based on yield curves using observable market interest rates for the interest rate cap. The fair value of the nonqualified savings plan assets are measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable.

## 20. Gain on Sale of Foreign Notes

In August 2007, the Company received gross proceeds in the amount of $16.8 million on the sale of notes receivable that it had received in 2004 as part of the proceeds from its sale of Svensk Pantbelåning, its former Swedish pawn lending subsidiary. In September 2004, the Company sold Svensk Pantbelåning to Rutland Partners LLP for cash and two subordinated notes receivable. One of the notes receivable was convertible into approximately 27.7% of the parent company of Svensk Pantbelåning on a fully-diluted basis. In August 2007, Rutland Partners LLP sold Svensk Pantbelåning to a third-party who also purchased the notes receivable from the Company. The Company's total proceeds of $16.8 million represent $12.4 million in the repayment of the face value of the principal, including $0.3 million of accrued interest owed on notes receivable and $4.4 million for the value of its conversion rights under the convertible note. For the year ended December 31, 2007, the Company recognized a pre-tax gain of approximately $6.3 million from the sale of the notes and related rights.

## 21. Quarterly Financial Data (Unaudited)

The Company's operations are subject to seasonal fluctuations. Net income tends to be highest during the first and fourth calendar quarters, when the average amount of pawn loans and cash advance balances are typically the highest and merchandise disposition activities are typically heavier compared to the other two quarters. The following is a summary of the quarterly results of operations for the years ended December 31, 2009 and 2008 (in thousands, except per share data):

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| 2009 | | | | |
| Total revenue | $ 268,091 | $ 252,381 | $ 276,221 | $ 323,697 |
| Cost of revenue | 82,502 | 71,534 | 75,542 | 94,699 |
| Net revenue | 185,589 | 180,847 | 200,679 | 228,998 |
| Net income attributable to Cash America International, Inc. | 23,910 | 16,607 | 22,478 | 33,683 |
| Diluted net income per share [(1)] | $ 0.79 | $ 0.54 | $ 0.73 | $ 1.09 |
| Diluted weighted average common shares | 30,419 | 30,515 | 30,698 | 31,013 |
| 2008 | | | | |
| Total revenue | $ 250,934 | $ 247,979 | $ 252,150 | $ 279,731 |
| Cost of revenue | 71,516 | 66,741 | 68,033 | 89,070 |
| Net revenue | 179,418 | 181,238 | 184,117 | 190,661 |
| Net income attributable to Cash America International, Inc. | 25,811 | 20,137 | 18,925 | 16,267 |
| Diluted net income per share [(1)] | $ 0.86 | $ 0.67 | $ 0.63 | $ 0.54 |
| Diluted weighted average common shares | 29,995 | 30,094 | 30,035 | 30,074 |

[(1)] The sum of the quarterly net income per share amounts may not total to each full year amount because these computations are made independently for each quarter and for the full year and take into account the weighted average number of common shares outstanding for each period, including the effect of dilutive securities for that period.

## 22. Subsequent Events

On January 28, 2010, the Company issued and sold $25.0 million aggregate principal amount of its 7.26% senior unsecured notes (the "Notes") due January 28, 2017 in a private placement pursuant to a note purchase agreement dated January 28, 2010 by and among the Company and certain purchasers listed therein (the "Note Purchase Agreement"). The Notes are senior unsecured obligations of the Company. The Notes are payable in five annual installments of $5.0 million beginning January 28, 2013. In addition, the Company may, at its option, prepay all or a minimum portion of $1.0 million of the Notes at a price equal to the principal amount thereof plus a make-whole premium and accrued interest. The Notes are guaranteed by all of the Company's U.S. subsidiaries. The Company will use a portion of the net proceeds of the offering to repay existing indebtedness, including outstanding balances under its USD Line of Credit. The remaining portion will be used for general corporate purposes.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management of the Company has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or "the Exchange Act") as of December 31, 2009 ("Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective (i) to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms; and (ii) to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Report of Management on Internal Control Over Financial Reporting is included in Item 8 of this Annual Report on Form 10-K. There was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or internal controls will prevent all possible error and fraud. The Company's disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 with respect to directors, the Audit Committee of the Board of Directors and Audit Committee financial experts is incorporated into this report by reference to the Company's Proxy Statement for the 2010 Annual Meeting of Shareholders (the "Proxy Statement"), and in particular to the information in the Proxy Statement under the captions "Election of Directors," "Committees of the Board of Directors and Meetings" and "Director Nominations—Qualifications." The Company plans to file the Proxy Statement within 120 days after December 31, 2009. Information regarding Section 16(a) compliance is incorporated into this report by reference to the information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Information concerning executive officers is contained in this report under "Item 1. Business—Executive Officers of the Registrant."

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers, and employees. This Code is publicly available on the Company's website at www.cashamerica.com in the Investor Relations section under "Corporate Governance Documents." Amendments to this Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on the Company's website. These materials may also be requested in print and without charge by writing to the Company's Secretary at Cash America International, Inc., 1600 West 7th Street, Fort Worth, Texas 76102.

### ITEM 11. EXECUTIVE COMPENSATION

Information contained under the caption "Executive Compensation" in the Proxy Statement is incorporated into this report by reference in response to this Item 11.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information contained under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement is incorporated into this report by reference in response to this Item 12.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information contained under the captions "Board Structure, Corporate Governance Matters and Director Compensation—Transactions with Related Persons" and "Board Structure, Corporate Governance Matters and Director Compensation—Committees of the Board of Directors and Meetings" in the Proxy Statement is incorporated into this report by reference in response to this Item 13.

### ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information contained under the caption "Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated into this report by reference in response to this Item 14.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements and schedule are filed in Item 8 of Part II of this report:

**Financial Statements:**



**Financial Statement Schedule:**

**Exhibits:**

| Exhibit No. | Exhibit Description | Incorporated by Reference: Form | File No. | Exhibit | Filing Date | Filed Herewith |
|---|---|---|---|---|---|---|
| 2.1 | Securities Purchase Agreement dated December 11, 2008 by and among Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada* ("Creazione"), Cash America of Mexico, Inc., Capital International S.à.r.l., St. Claire, S.A. de C.V., a Mexican *sociedad anónima de capital variable* ("St. Claire"), the Seller Parties set forth therein, INVECAMEX, S.A. de C.V., a Mexican *sociedad anónima de capital variable* ("INVECAMEX") and Cash America International, Inc. (the "Company") (1) | 8-K | 001-09733 | 2.1 | 12/17/08 | |
| 2.2 | First Amendment dated December 15, 2008 to Securities Purchase Agreement dated December 11, 2008 by and among Creazione, Cash America of Mexico, Inc., Capital International S.à.r.l., St. Claire, the Seller Parties set forth therein, INVECAMEX and the Company (1) | 8-K | 001-09733 | 2.2 | 12/17/08 | |
| 2.3 | Option Agreement dated December 11, 2008 between Cash America of Mexico, Inc. and St. Claire (1) | 8-K | 001-09733 | 2.3 | 12/17/08 | |
| 2.4 | First Amendment dated December 15, 2008 to Option Agreement dated December 11, 2008 between Cash America of Mexico, Inc. and St. Claire (1) | 8-K | 001-09733 | 2.4 | 12/17/08 | |
| 2.5 | Asset Purchase Agreement dated July 9, 2006 by and among the Company and The Check Giant, LLC and its subsidiaries and members | 8-K | 001-09733 | 2.1 | 7/10/06 | |
| 2.6 | Amendment Number One dated September 15, 2006 to the Asset Purchase Agreement dated July 9, 2006 by and among the Company and The Check Giant, LLC and its subsidiaries and members | 8-K | 001-09733 | 2.1 | 9/21/06 | |
| 2.7 | Amendment No. 2 dated May 4, 2007 to the Asset Purchase Agreement by and among Cash America Net Holdings, LLC and certain of its subsidiaries (as successors in interest to the Company) and The Check Giant, LLC, its subsidiaries and members | 10-Q | 001-09733 | 2.1 | 5/4/07 | |
| 2.8 | Amendment No. 3 dated October 31, 2008 to the Asset Purchase Agreement dated July 9, 2006 by and among Cash America Net Holdings, LLC and certain of its subsidiaries and The Check Giant, LLC, its subsidiaries and members | 10-Q | 001-09733 | 2.1 | 10/31/08 | |
| 3.1 | Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on October 4, 1984 | S-1 | 33-10752 | 3.1 | 12/11/86 | |
| 3.2 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on October 26, 1984 | S-1 | 33-10752 | 3.2 | 12/11/86 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| 3.3 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on September 24, 1986 | S-1 | 33-10752 | 3.3 | 12/11/86 | |
| 3.4 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on September 30, 1987 | S-4/A | 33-17275 | 3.4 | 10/08/87 | |
| 3.5 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on April 23, 1992 to change the Company's name to "Cash America International, Inc." | 10-K | 001-09733 | 3.5 | 03/29/93 | |
| 3.6 | Articles of Amendment to the Articles of Incorporation of the Company filed in Office of the Secretary of State of Texas on May 21, 1993 | 10-K | 001-09733 | 3.6 | 3/30/94 | |
| 3.7 | Amended and Restated Bylaws of the Company effective January 1, 2010 | 8-K | 001-09733 | 3.1 | 10/27/09 | |
| 4.1 | Form of Stock Certificate | 10-K | 001-09733 | 4.1 | 03/29/93 | |
| 4.2 | Indenture dated May 19, 2009 between the Company and Wells Fargo Bank, National Association as trustee | 8-K | 001-09733 | 4.1 | 5/19/09 | |
| 10.1 | First Amended and Restated Credit Agreement among the Company, Wells Fargo Bank, National Association, and certain lenders named therein dated as of February 24, 2005 (1) | 10-Q | 001-09733 | 10.1 | 10/22/09 | |
| 10.2 | First Amendment dated as of March 16, 2007 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association and certain lenders named therein | 8-K | 001-09733 | 10.1 | 3/22/07 | |
| 10.3 | Commitment Increase Agreement dated as of February 29, 2008 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein | 8-K | 001-09733 | 10.1 | 3/5/08 | |
| 10.4 | Second Amendment dated as of June 30, 2008 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein | 8-K | 001-09733 | 10.2 | 7/7/08 | |
| 10.5 | Third Amendment dated November 21, 2008 to First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein | 10-Q | 001-09733 | 10.2 | 10/22/09 | |
| 10.6 | Credit Agreement dated November 21, 2008 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein (1) | 10-Q | 001-09733 | 10.3 | 10/22/09 | |
| 10.7 | Note Agreement dated as of December 28, 2005 | 10-Q | 001- | 10.4 | 10/22/09 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | among the Company and the purchasers named therein for the issuance of the Company's 6.12% Senior Notes due December 28, 2015 in the aggregate principal amount of $40,000,000 [(1)] | | 09733 | | | |
| 10.8 | Amendment No. 1 dated December 11, 2008 to Note Agreement dated as of December 28, 2005 among the Company and the purchasers named therein | 10-Q | 001-09733 | 10.5 | 10/22/09 | |
| 10.9 | Note Purchase Agreement dated as of December 19, 2006 among the Company and the purchasers named therein for the issuance of the Company's 6.09% Series A Senior Notes due December 19, 2016 in the aggregate principal amount of $35,000,000 and 6.21% Series B Senior Notes due December 19, 2021 in the aggregate principal amount of $25,000,000 | 8-K | 001-09733 | 10.1 | 12/22/06 | |
| 10.10 | Amendment No. 1 dated December 11, 2008 to Note Purchase Agreement dated as of December 19, 2006 among the Company and the purchasers named therein | 10-Q | 001-09733 | 10.6 | 10/22/09 | |
| 10.11 | Note Purchase Agreement dated January 28, 2010 among the Company and the purchasers named therein for the issuance of the Company's 7.26% Senior Notes due January 28, 2017 in the aggregate principal amount of $25,000,000 [(1)] | 8-K | 001-09733 | 10.1 | 2/3/10 | |
| 10.12 | Executive Employment Agreement dated May 1, 2008 by and among the Company, Cash America Management L.P., a wholly-owned subsidiary of the Company, and Daniel R. Feehan * | 8-K | 001-09733 | 10.1 | 5/6/08 | |
| 10.13 | Amendment dated December 24, 2008 to Employment Agreement by and among the Company, Cash America Management L.P., a wholly-owned subsidiary of the Company, and Daniel R. Feehan * | 10-K | 001-09733 | 10.24 | 02/27/09 | |
| 10.14 | Form of Executive Change-in-Control Severance Agreement between the Company, its Division Presidents and each of its Executive Vice Presidents * | 10-K | 001-09733 | 10.31 | 03/02/04 | |
| 10.15 | Form of Amendment dated December 24, 2008 to Executive Change-in-Control Severance Agreement dated December 22, 2003 between the Company, its Division Presidents and each of its Executive Vice Presidents * | 10-K | 001-09733 | 10.22 | 2/27/09 | |
| 10.16 | Executive Change-in-Control Severance Agreement dated October 23, 2008 between the Company and Timothy S. Ho * | 10-Q | 001-09733 | 10.1 | 10/31/08 | |
| 10.17 | Separation of Employment Agreement dated June 30, 2008 between the Company and Jerry A. Wackerhagen * | 10-Q | 001-09733 | 10.3 | 7/25/08 | |
| 10.18 | Retirement and Separation of Employment Agreement dated January 16, 2009 between Primary Payment Solutions, LLC, a wholly owned subsidiary of the Company, and James H. Kauffman * | 10-K | 001-09733 | 10.27 | 2/27/09 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| 10.19 | Retirement and Separation of Employment Agreement dated January 16, 2009 between Cash America Management L.P., a wholly owned subsidiary of the Company, and Michael D. Gaston * | 10-K | 001-09733 | 10.28 | 2/27/09 | |
| 10.20 | Separation of Employment Agreement dated January 16, 2009 between Cash America Management LP, a wholly owned subsidiary of the Company, and John A. McDorman * | 10-Q | 001-09733 | 10.1 | 5/4/09 | |
| 10.21 | Cash America International, Inc. 1994 Long-Term Incentive Plan * | 10-K | 001-09733 | 10.5 | 03/29/95 | |
| 10.22 | Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as amended * | 8-K | 001-09733 | 10.1 | 4/28/09 | |
| 10.23 | Form of 2009 Long-Term Incentive Plan Award Agreement for Executive Officers under the Cash America International, Inc. 2004 Long-Term Incentive Plan * (1) | 10-Q | 001-09733 | 10.3 | 5/4/09 | |
| 10.24 | Form of 2009 Restricted Stock Unit Award Agreement for Non-Employee Directors under the First Amended and Restated Cash America International, Inc. 2004 Long-Term Incentive Plan, as amended * | 10-Q | 001-09733 | 10.3 | 7/24/09 | |
| 10.25 | First form of 2008 Long Term Incentive Plan Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan* (1) | 10-Q | 001-09733 | 10.1 | 4/28/08 | |
| 10.26 | Second form of 2008 Long Term Incentive Plan Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan * (1) | 10-Q | 001-09733 | 10.2 | 4/28/08 | |
| 10.27 | Form of 2008 Restricted Stock Unit Special Award Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan * | 10-Q | 001-09733 | 10.3 | 4/28/08 | |
| 10.28 | Form of 2007 Long Term Incentive Plan Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan * | 10-Q | 001-09733 | 10.1 | 5/4/07 | |
| 10.29 | Cash America International, Inc. 2008 Long Term Incentive Plan for Cash America Net Holdings, LLC * | 8-K | 001-09733 | 10.2 | 4/28/09 | |
| 10.30 | Form of Unit Award Certificate for Employees under the Cash America International, Inc. 2008 Long-Term Incentive Plan for Cash America Net Holdings, LLC * | 10-Q | 001-09733 | 10.4 | 7/24/09 | |
| 10.31 | Cash America Net Holdings, LLC First Amended and Restated 2007 Long-Term Incentive Plan* | | | | | X |
| 10.32 | Unit Award Certificate for Timothy S. Ho under the Cash America Net Holdings, LLC 2007 Long-Term Incentive Plan * | | | | | X |
| 10.33 | Cash America International, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009 * | 10-K | 001-09733 | 10.32 | 2/27/09 | |
| 10.34 | Cash America International, Inc. Nonqualified Savings Plan, as amended and restated effective | 10-K | 001-09733 | 10.33 | 2/27/09 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | January 1, 2009 * | | | | | |
| 10.35 | First Amendment to the Cash America International, Inc. Senior Executive Bonus Plan dated January 28, 2009 * | 10-K | 001-09733 | 10.34 | 2/27/09 | |
| 10.36 | Cash America International, Inc. Senior Executive Bonus Plan * | DEF 14A | 001-09733 | 1 | 3/29/07 | |
| 10.37 | Cash America International, Inc. Severance Pay Plan For Executives dated December 31, 2008 * | 8-K | 001-09733 | 10.1 | 1/22/09 | |
| 21 | Subsidiaries of the Company | | | | | X |
| 23 | Consent of PricewaterhouseCoopers LLP | | | | | X |
| 31.1 | Certification of Chief Executive Officer | | | | | X |
| 31.2 | Certification of Chief Financial Officer | | | | | X |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |

* Indicates management contract or compensatory plan, contract or arrangement.

---

(1) Pursuant to 17 CFR 240.24b-2, portions of this exhibit have been omitted and have been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC.

Date: February 26, 2010

By: /s/ DANIEL R. FEEHAN
Daniel R. Feehan
*Chief Executive Officer and President*

Pursuant to the requirements of the Securities and Exchange Act of 1934, the report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JACK R. DAUGHERTY<br>Jack R. Daugherty | Chairman of the Board of Directors | February 26, 2010 |
| /s/ DANIEL R. FEEHAN<br>Daniel R. Feehan | Chief Executive Officer, President and Director (Principal Executive Officer) | February 26, 2010 |
| /s/ THOMAS A. BESSANT, JR.<br>Thomas A. Bessant, Jr. | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | February 26, 2010 |
| /s/ DANIEL E. BERCE<br>Daniel E. Berce | Director | February 26, 2010 |
| /s/ ALBERT GOLDSTEIN<br>Albert Goldstein | Director | February 26, 2010 |
| /s/ JAMES H. GRAVES<br>James H. Graves | Director | February 26, 2010 |
| /s/ B. D. HUNTER<br>B. D. Hunter | Director | February 26, 2010 |
| /s/ TIMOTHY J. McKIBBEN<br>Timothy J. McKibben | Director | February 26, 2010 |
| /s/ ALFRED M. MICALLEF<br>Alfred M. Micallef | Director | February 26, 2010 |

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE**

**To the Board of Directors and Stockholders of Cash America International, Inc.**

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 26, 2010 appearing in the 2009 Annual Report to Shareholders of Cash America International, Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15 of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

**/s/ PricewaterhouseCoopers LLP**



PricewaterhouseCoopers LLP
Fort Worth, Texas
February 26, 2010

## SCHEDULE II

**CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES**
**VALUATION AND QUALIFYING ACCOUNTS**
**For the Three Years Ended December 31, 2009**
**(dollars in thousands)**

| Description | Balance at Beginning of Period | Additions: Charged to Expense | Additions: Charged to Other | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| Allowance for valuation of inventory | | | | | |
| Year Ended: | | | | | |
| **December 31, 2009** | **$ 700** | **$ -** | **$ -** | **$ -** | **$ 700** |
| December 31, 2008 | $ 2,000 | $ - | $ - | $ 1,300 [a] | $ 700 |
| December 31, 2007 | $ 1,870 | $ 130 | $ - | $ - | $ 2,000 |
| Allowance for valuation of discontinued operations[b] | | | | | |
| Year Ended: | | | | | |
| **December 31, 2009** | **$ 28** | **$ -** | **$ -** | **$ 28** | **$ -** |
| December 31, 2008 | $ 272 | $ 5 | $ - | $ 249 | $ 28 |
| December 31, 2007 | $ 255 | $ 9 | $ - | $ (8) | $ 272 |

[a]Deducted from allowance for the Company's modifications to its methodology for assessing the reasonableness of its inventory allowance. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

[b]Represents amounts related to business discontinued in 2001.

# EXHIBIT INDEX

| Exhibit No. | Exhibit Description | Incorporated by Reference Form | File No. | Exhibit | Filing Date | Filed Herewith |
|---|---|---|---|---|---|---|
| 2.1 | Securities Purchase Agreement dated December 11, 2008 by and among Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada* ("Creazione"), Cash America of Mexico, Inc., Capital International S.à.r.l., St. Claire, S.A. de C.V., a Mexican *sociedad anónima de capital variable* ("St. Claire"), the Seller Parties set forth therein, INVECAMEX, S.A. de C.V., a Mexican *sociedad anónima de capital variable* ("INVECAMEX") and Cash America International, Inc. (the "Company") [(1)] | 8-K | 001-09733 | 2.1 | 12/17/08 | |
| 2.2 | First Amendment dated December 15, 2008 to Securities Purchase Agreement dated December 11, 2008 by and among Creazione, Cash America of Mexico, Inc., Capital International S.à.r.l., St. Claire, the Seller Parties set forth therein, INVECAMEX and the Company [(1)] | 8-K | 001-09733 | 2.2 | 12/17/08 | |
| 2.3 | Option Agreement dated December 11, 2008 between Cash America of Mexico, Inc. and St. Claire [(1)] | 8-K | 001-09733 | 2.3 | 12/17/08 | |
| 2.4 | First Amendment dated December 15, 2008 to Option Agreement dated December 11, 2008 between Cash America of Mexico, Inc. and St. Claire [(1)] | 8-K | 001-09733 | 2.4 | 12/17/08 | |
| 2.5 | Asset Purchase Agreement dated July 9, 2006 by and among the Company and The Check Giant, LLC and its subsidiaries and members | 8-K | 001-09733 | 2.1 | 7/10/06 | |
| 2.6 | Amendment Number One dated September 15, 2006 to the Asset Purchase Agreement dated July 9, 2006 by and among the Company and The Check Giant, LLC and its subsidiaries and members | 8-K | 001-09733 | 2.1 | 9/21/06 | |
| 2.7 | Amendment No. 2 dated May 4, 2007 to the Asset Purchase Agreement by and among Cash America Net Holdings, LLC and certain of its subsidiaries (as successors in interest to the Company) and The Check Giant, LLC, its subsidiaries and members | 10-Q | 001-09733 | 2.1 | 5/4/07 | |
| 2.8 | Amendment No. 3 dated October 31, 2008 to the Asset Purchase Agreement dated July 9, 2006 by and among Cash America Net Holdings, LLC and certain of its subsidiaries and The Check Giant, LLC, its subsidiaries and members | 10-Q | 001-09733 | 2.1 | 10/31/08 | |
| 3.1 | Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on October 4, 1984 | S-1 | 33-10752 | 3.1 | 12/11/86 | |
| 3.2 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on October 26, 1984 | S-1 | 33-10752 | 3.2 | 12/11/86 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| 3.3 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on September 24, 1986 | S-1 | 33-10752 | 3.3 | 12/11/86 | |
| 3.4 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on September 30, 1987 | S-4/A | 33-17275 | 3.4 | 10/08/87 | |
| 3.5 | Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on April 23, 1992 to change the Company's name to "Cash America International, Inc." | 10-K | 001-09733 | 3.5 | 03/29/93 | |
| 3.6 | Articles of Amendment to the Articles of Incorporation of the Company filed in Office of the Secretary of State of Texas on May 21, 1993 | 10-K | 001-09733 | 3.6 | 3/30/94 | |
| 3.7 | Amended and Restated Bylaws of the Company effective January 1, 2010 | 8-K | 001-09733 | 3.1 | 10/27/09 | |
| 4.1 | Form of Stock Certificate | 10-K | 001-09733 | 4.1 | 03/29/93 | |
| 4.2 | Indenture dated May 19, 2009 between the Company and Wells Fargo Bank, National Association as trustee | 8-K | 001-09733 | 4.1 | 5/19/09 | |
| 10.1 | First Amended and Restated Credit Agreement among the Company, Wells Fargo Bank, National Association, and certain lenders named therein dated as of February 24, 2005 [(1)] | 10-Q | 001-09733 | 10.1 | 10/22/09 | |
| 10.2 | First Amendment dated as of March 16, 2007 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association and certain lenders named therein | 8-K | 001-09733 | 10.1 | 3/22/07 | |
| 10.3 | Commitment Increase Agreement dated as of February 29, 2008 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein | 8-K | 001-09733 | 10.1 | 3/5/08 | |
| 10.4 | Second Amendment dated as of June 30, 2008 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein | 8-K | 001-09733 | 10.2 | 7/7/08 | |
| 10.5 | Third Amendment dated November 21, 2008 to First Amended and Restated Credit Agreement dated as of February 24, 2005 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein | 10-Q | 001-09733 | 10.2 | 10/22/09 | |
| 10.6 | Credit Agreement dated November 21, 2008 among the Company, Wells Fargo Bank, National Association, and certain lenders named therein [(1)] | 10-Q | 001-09733 | 10.3 | 10/22/09 | |
| 10.7 | Note Agreement dated as of December 28, 2005 | 10-Q | 001- | 10.4 | 10/22/09 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | among the Company and the purchasers named therein for the issuance of the Company's 6.12% Senior Notes due December 28, 2015 in the aggregate principal amount of $40,000,000 [1] | | 09733 | | | |
| 10.8 | Amendment No. 1 dated December 11, 2008 to Note Agreement dated as of December 28, 2005 among the Company and the purchasers named therein | 10-Q | 001-09733 | 10.5 | 10/22/09 | |
| 10.9 | Note Purchase Agreement dated as of December 19, 2006 among the Company and the purchasers named therein for the issuance of the Company's 6.09% Series A Senior Notes due December 19, 2016 in the aggregate principal amount of $35,000,000 and 6.21% Series B Senior Notes due December 19, 2021 in the aggregate principal amount of $25,000,000 | 8-K | 001-09733 | 10.1 | 12/22/06 | |
| 10.10 | Amendment No. 1 dated December 11, 2008 to Note Purchase Agreement dated as of December 19, 2006 among the Company and the purchasers named therein | 10-Q | 001-09733 | 10.6 | 10/22/09 | |
| 10.11 | Note Purchase Agreement dated January 28, 2010 among the Company and the purchasers named therein for the issuance of the Company's 7.26% Senior Notes due January 28, 2017 in the aggregate principal amount of $25,000,000 [1] | 8-K | 001-09733 | 10.1 | 2/3/10 | |
| 10.12 | Executive Employment Agreement dated May 1, 2008 by and among the Company, Cash America Management L.P., a wholly-owned subsidiary of the Company, and Daniel R. Feehan * | 8-K | 001-09733 | 10.1 | 5/6/08 | |
| 10.13 | Amendment dated December 24, 2008 to Employment Agreement by and among the Company, Cash America Management L.P., a wholly-owned subsidiary of the Company, and Daniel R. Feehan * | 10-K | 001-09733 | 10.24 | 02/27/09 | |
| 10.14 | Form of Executive Change-in-Control Severance Agreement between the Company, its Division Presidents and each of its Executive Vice Presidents * | 10-K | 001-09733 | 10.31 | 03/02/04 | |
| 10.15 | Form of Amendment dated December 24, 2008 to Executive Change-in-Control Severance Agreement dated December 22, 2003 between the Company, its Division Presidents and each of its Executive Vice Presidents * | 10-K | 001-09733 | 10.22 | 2/27/09 | |
| 10.16 | Executive Change-in-Control Severance Agreement dated October 23, 2008 between the Company and Timothy S. Ho * | 10-Q | 001-09733 | 10.1 | 10/31/08 | |
| 10.17 | Separation of Employment Agreement dated June 30, 2008 between the Company and Jerry A. Wackerhagen * | 10-Q | 001-09733 | 10.3 | 7/25/08 | |
| 10.18 | Retirement and Separation of Employment Agreement dated January 16, 2009 between Primary Payment Solutions, LLC, a wholly owned subsidiary of the Company, and James H. Kauffman * | 10-K | 001-09733 | 10.27 | 2/27/09 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference Form | File No. | Exhibit | Filing Date | Filed Herewith |
|---|---|---|---|---|---|---|
| 10.19 | Retirement and Separation of Employment Agreement dated January 16, 2009 between Cash America Management L.P., a wholly owned subsidiary of the Company, and Michael D. Gaston * | 10-K | 001-09733 | 10.28 | 2/27/09 | |
| 10.20 | Separation of Employment Agreement dated January 16, 2009 between Cash America Management LP, a wholly owned subsidiary of the Company, and John A. McDorman * | 10-Q | 001-09733 | 10.1 | 5/4/09 | |
| 10.21 | Cash America International, Inc. 1994 Long-Term Incentive Plan * | 10-K | 001-09733 | 10.5 | 03/29/95 | |
| 10.22 | Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as amended * | 8-K | 001-09733 | 10.1 | 4/28/09 | |
| 10.23 | Form of 2009 Long-Term Incentive Plan Award Agreement for Executive Officers under the Cash America International, Inc. 2004 Long-Term Incentive Plan * (1) | 10-Q | 001-09733 | 10.3 | 5/4/09 | |
| 10.24 | Form of 2009 Restricted Stock Unit Award Agreement for Non-Employee Directors under the First Amended and Restated Cash America International, Inc. 2004 Long-Term Incentive Plan, as amended * | 10-Q | 001-09733 | 10.3 | 7/24/09 | |
| 10.25 | First form of 2008 Long Term Incentive Plan Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan* (1) | 10-Q | 001-09733 | 10.1 | 4/28/08 | |
| 10.26 | Second form of 2008 Long Term Incentive Plan Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan * (1) | 10-Q | 001-09733 | 10.2 | 4/28/08 | |
| 10.27 | Form of 2008 Restricted Stock Unit Special Award Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan * | 10-Q | 001-09733 | 10.3 | 4/28/08 | |
| 10.28 | Form of 2007 Long Term Incentive Plan Agreement under the Cash America International, Inc. 2004 Long-Term Incentive Plan * | 10-Q | 001-09733 | 10.1 | 5/4/07 | |
| 10.29 | Cash America International, Inc. 2008 Long Term Incentive Plan for Cash America Net Holdings, LLC * | 8-K | 001-09733 | 10.2 | 4/28/09 | |
| 10.30 | Form of Unit Award Certificate for Employees under the Cash America International, Inc. 2008 Long-Term Incentive Plan for Cash America Net Holdings, LLC * | 10-Q | 001-09733 | 10.4 | 7/24/09 | |
| 10.31 | Cash America Net Holdings, LLC First Amended and Restated 2007 Long-Term Incentive Plan* | | | | | X |
| 10.32 | Unit Award Certificate for Timothy S. Ho under the Cash America Net Holdings, LLC 2007 Long-Term Incentive Plan * | | | | | X |
| 10.33 | Cash America International, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009 * | 10-K | 001-09733 | 10.32 | 2/27/09 | |
| 10.34 | Cash America International, Inc. Nonqualified Savings Plan, as amended and restated effective | 10-K | 001-09733 | 10.33 | 2/27/09 | |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | January 1, 2009 * | | | | | |
| 10.35 | First Amendment to the Cash America International, Inc. Senior Executive Bonus Plan dated January 28, 2009 * | 10-K | 001-09733 | 10.34 | 2/27/09 | |
| 10.36 | Cash America International, Inc. Senior Executive Bonus Plan * | DEF 14A | 001-09733 | 1 | 3/29/07 | |
| 10.37 | Cash America International, Inc. Severance Pay Plan For Executives dated December 31, 2008 * | 8-K | 001-09733 | 10.1 | 1/22/09 | |
| 21 | Subsidiaries of the Company | | | | | X |
| 23 | Consent of PricewaterhouseCoopers LLP | | | | | X |
| 31.1 | Certification of Chief Executive Officer | | | | | X |
| 31.2 | Certification of Chief Financial Officer | | | | | X |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |

* Indicates management contract or compensatory plan, contract or arrangement.

---

(1) Pursuant to 17 CFR 240.24b-2, portions of this exhibit have been omitted and have been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

**EXHIBIT 21**

## SUBSIDIARIES OF CASH AMERICA INTERNATIONAL, INC.

| Subsidiaries | Jurisdiction of Incorporation/ Organization |
|---|---|
| Cash America Financial Services, Inc. | Delaware |
| Cash America Franchising, Inc. | Delaware |
| Cash America Global Financing, Inc. | Delaware |
| Cash America Global Services, Inc. | Delaware |
| Cash America Holding, Inc. | Delaware |
| Mr. Payroll Corporation | Delaware |
| Cash America, Inc. | Delaware |
| Cash America Advance, Inc. | Delaware |
| Cash America, Inc. of Louisiana | Delaware |
| RATI Holding, Inc. | Texas |
| Cash America, Inc. of Alabama | Alabama |
| Cash America, Inc. of Alaska | Alaska |
| Cash America, Inc. of Colorado | Colorado |
| Cash America, Inc. of Illinois | Illinois |
| Uptown City Pawners, Inc. | Illinois |
| Cash America, Inc. of Indiana | Indiana |
| Cash America, Inc. of Kentucky | Kentucky |
| Cash America, Inc. of Nevada | Nevada |
| Cash America, Inc. of North Carolina | North Carolina |
| Cash America, Inc. of Oklahoma | Oklahoma |
| Cash America, Inc. of South Carolina | South Carolina |
| Cash America, Inc. of Tennessee | Tennessee |
| Cash America, Inc. of Utah | Utah |
| Cash America, Inc. of Virginia | Virginia |
| Cash America Online Services, Inc. | Delaware |
| Enova Financial Holdings, LLC | Delaware |
| EGH Services, Inc. | Delaware |
| Cash America of Mexico, Inc. | Delaware |
| (See Mexican Structure set out below.) | |
| Cash America of Missouri, Inc. | Missouri |
| Vincent's Jewelers and Loan, Inc. | Missouri |
| Cash America Pawn, Inc. of Ohio | Ohio |
| Cashland Financial Services, Inc. | Delaware |
| Doc Holliday's Pawnbrokers & Jewellers, Inc. | Delaware |
| Longhorn Pawn and Gun, Inc. | Texas |
| Bronco Pawn & Gun, Inc. | Oklahoma |
| Gamecock Pawn & Gun, Inc. | South Carolina |
| Hornet Pawn & Gun, Inc. | North Carolina |
| Tiger Pawn & Gun, Inc. | Tennessee |
| Express Cash International Corporation | Delaware |
| Florida Cash America, Inc. | Florida |
| Georgia Cash America, Inc. | Georgia |
| Ohio Neighborhood Finance, Inc. | Delaware |
| Cash America Management L.P. | Delaware |
| Cash America Pawn L.P. | Delaware |

## SUBSIDIARIES OF CASH AMERICA INTERNATIONAL, INC. (Continued)

| Subsidiaries | Jurisdiction of Incorporation/ Organization |
|---|---|
| Cash America Net Holdings, LLC | Delaware |
| Cash America Net of Alabama, LLC | Delaware |
| Cash America Net of Alaska, LLC | Delaware |
| Cash America Net of Arizona, LLC | Delaware |
| Cash America Net of California, LLC | Delaware |
| Cash America Net of Colorado, LLC | Delaware |
| Cash America Net of Delaware, LLC | Delaware |
| Cash America Net of Florida, LLC | Delaware |
| Cash America Net of Hawaii, LLC | Delaware |
| Cash America Net of Idaho, LLC | Delaware |
| Cash America Net of Illinois, LLC | Delaware |
| Cash America Net of Indiana, LLC | Delaware |
| Cash America Net of Iowa, LLC | Delaware |
| Cash America Net of Kansas, LLC | Delaware |
| Cash America Net of Kentucky, LLC | Delaware |
| Cash America Net of Louisiana, LLC | Delaware |
| Cash America Net of Maine, LLC | Delaware |
| Cash America Net of Michigan, LLC | Delaware |
| Cash America Net of Minnesota, LLC | Delaware |
| Cash America Net of Mississippi, LLC | Delaware |
| Cash America Net of Missouri, LLC | Delaware |
| Cash America Net of Montana, LLC | Delaware |
| Cash America Net of Nebraska, LLC | Delaware |
| Cash America Net of Nevada, LLC | Delaware |
| Cash America Net of New Hampshire, LLC | Delaware |
| Cash America Net of New Mexico, LLC | Delaware |
| CashNetUSA CO, LLC | Delaware |
| CashNetUSA, OR, LLC | Delaware |
| The Check Giant NM, LLC | Delaware |
| Cash America Net of North Dakota, LLC | Delaware |
| Cash America Net of Ohio, LLC | Delaware |
| Cash America Net of Oklahoma, LLC | Delaware |
| Cash America Net of Oregon, LLC | Delaware |
| Cash America Net of Rhode Island, LLC | Delaware |
| Cash America Net of South Carolina, LLC | Delaware |
| Cash America Net of South Dakota, LLC | Delaware |
| Cash America Net of Texas, LLC | Delaware |
| Cash America Net of Utah, LLC | Delaware |
| Cash America Net of Virginia, LLC | Delaware |
| Cash America Net of Washington, LLC | Delaware |
| Cash America Net of Wisconsin, LLC | Delaware |
| Cash America Net of Wyoming, LLC | Delaware |
| CashEuroNet UK, LLC | Delaware |
| CashNet CSO of Maryland, LLC | Delaware |
| CashNetUSA of Florida, LLC | Delaware |
| CNU DollarsDirect Canada Inc. | New Brunswick |
| CNU DollarsDirect Inc. | Delaware |
| CNU DollarsDirect Services Inc. | Delaware |
| DollarsDirect, LLC | Delaware |
| Ohio Consumer Financial Solutions, LLC | Delaware |

## SUBSIDIARIES OF CASH AMERICA INTERNATIONAL, INC. (Continued)

| Subsidiaries | Jurisdiction of Incorporation/ Organization |
|---|---|
| Primary Innovations, LLC. | Delaware |
| Debit Plus Technologies, LLC | Delaware |
| Primary Payment Solutions, LLC | Delaware |
| Primary Credit Services, LLC | Delaware |

**Mexican Structure**

Cash America of Mexico, Inc. (owns 80%), Capital International, S.á.R.L., a Luxemborg limited liability company (owns 10.8%), and an individual citizen of the United Mexican States (owns 9.2%) are shareholders of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto multiple, entidad no regulada* ("Creazione"). Creazione owns interests in the following entities that are not currently operating entities and are in liquidation:

(a) P.F. Acapulco del Sur, S.A. de C.V. (98%)
(b) Grupo Tlaxcalteca en Apoyo a las Economia Familiar, S.A. de C.V. (98%)
(c) Grupo Tabasqueno en Apoyo a la Economia Familiar, S.A. de C.V. (99.998%)
(d) GPAEF, S.A. de C.V. (99.998%)
(e) Apoyo Economicos de Pacifico, S.A. DE C.V. (53.24%)

**EXHIBIT 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 and S-3 (Nos. 333-159953, 333-125471, 333-97273, 333-95827, 333-26339, 033-18150, 033-59733, 033-29658, 033-36430 and 333-161366) of Cash America International, Inc. of our report dated February 26, 2010 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K. We also consent to the incorporation by reference of our report dated February 26, 2010 relating to the financial statement schedule, which appears in this Form 10-K.

**/s/ PricewaterhouseCoopers LLP**



PricewaterhouseCoopers LLP
Fort Worth, Texas
February 26, 2010

**EXHIBIT 31.1**

# CERTIFICATION

I, Daniel R. Feehan, certify that:

1. I have reviewed this report on Form 10-K of Cash America International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ Daniel R. Feehan
Daniel R. Feehan
Chief Executive Officer and President

**EXHIBIT 31.2**

# CERTIFICATION

I, Thomas A. Bessant, Jr., certify that:

1. I have reviewed this report on Form 10-K of Cash America International, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ Thomas A. Bessant, Jr.
Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer

**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cash America International, Inc. (the "Company") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel R. Feehan, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel R. Feehan
Daniel R. Feehan
Chief Executive Officer and President

Date: February 26, 2010

**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cash America International, Inc. (the "Company") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas A. Bessant, Jr., Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Bessant, Jr.
Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer

Date: February 26, 2010

## Board of Directors

**Jack R. Daugherty**
Chairman of the Board
Cash America International, Inc.

**Daniel E. Berce** *(a) (b)*
Chief Executive Officer and President
AmeriCredit Corp.

**Daniel R. Feehan**
Chief Executive Officer and President
Cash America International, Inc.

**Albert Goldstein**
Founding Partner and Managing Principal
Pangea Equity Partners

**James H. Graves** *(a) (b)*
Managing Director and Partner
Erwin Graves & Associates, LP

**B.D. Hunter** *(a) (c)*
President
Huntco International, Inc.

**Timothy J. McKibben** *(b) (c)*
Chairman of the Board
Ancor Holdings, L.P.

**Alfred M. Micallef** *(c)*
Chairman
JMK International, Inc.

*(a) Management Development and Compensation Committee Member*
*(b) Audit Committee Member*
*(c) Nominating and Corporate Governance Committee Member*

## Senior Vice Presidents

**David J. Clay**
Sr. Vice President – Finance

**Robert S. Clifton**
Sr. Vice President – Operations Development – Retail Services Division

**Mark A. Friedgan**
Sr. Vice President – Chief Information Officer – Internet Services Division

**William R. Horne**
Sr. Vice President – Chief Compliance Officer

**David J. Hurrell**
Sr. Vice President – New Systems Development

**Mary L. Jackson**
Sr. Vice President – Corporate Affairs

**Clint D. Jaynes**
Sr. Vice President – Human Resources

**John M. Kenny**
Sr. Vice President – Information Technology Services

**Roberto Martinez**
Sr. Vice President – Marketing and Strategy

**Kenneth C. Schultz**
Sr. Vice President – Finance – Internet Services Division

## Vice Presidents

**Randall D. Blubaugh**
Vice President – Compensation and Benefits

**W. Barton Boling, Jr.**
Vice President – Mexico Region – Retail Services Division

**Julian Chu**
Vice President – Australia Operations – Internet Services Division

**Jeffery L. Cullum**
Vice President – Construction – Retail Services Division

**Rick R. Esparza**
Vice President – Texas Region – Retail Services Division

**Sandra M. Fulton**
Vice President – Learning Services – Retail Services Division

**Aditya K. Garg**
Vice President – IT Infrastructure and Architecture

**Wayne S. Gerlosky**
Vice President – Store Development and Acquisitions – Retail Services Division

**Mark E. Hachtel**
Vice President – Southeast Region – Retail Services Division

**Jacqueline C. Hair**
Vice President – Managing Associate General Counsel

**Craig A. James**
Vice President – Financial Controls

**Kevin B. Kimble**
Vice President – Federal Affairs

**Alex T. King**
Vice President – U.K. Operations – Internet Services Division

**Nina L. Martin**
Vice President – Controller

**Jodie W. Mooty**
Vice President – Loss Prevention

**Austin D. Nettle**
Vice President – Finance and Treasurer

**Kenneth P. Pedotto**
Vice President – Global Initiatives – Internet Services Division

**O. Doak Raulston III**
Vice President – Real Estate – Retail Services Division

**P. Christian Schroder**
Vice President – Managing Associate General Counsel

**Melody L. Smiley**
Vice President – Customer Support Services

**T. Brent Stuart**
Vice President – Midwest Region – Retail Services Division

**John Sun**
Vice President – Analytics – Internet Services Division

**Mary E. Taniguchi**
Vice President – Tax Administration

**Jeffrey M. Thomas**
Vice President – Collections – Retail Services Division

**Arthur G. Tretyak**
Vice President – U.S. Operations – Internet Services Division

**Anthony J. Twist**
Vice President – West Region – Retail Services Division

**Alex K. Vaughn**
Vice President – Government Relations

**G. Patrick West**
Vice President – Advertising and Sales Promotion – Retail Services Division

**Peter Zamarripa**
Vice President – New Systems Development



*From left to right, Dan Feehan, Tim Ho, Dennis Weese, Curtis Linscott and Tom Bessant*

## Executive Officers

**Daniel R. Feehan**
Chief Executive Officer and President

**Timothy S. Ho**
President – Internet Services Division

**Dennis J. Weese**
President – Retail Services Division

**Thomas A. Bessant, Jr.**
Executive Vice President and
Chief Financial Officer

**J. Curtis Linscott**
Executive Vice President, General
Counsel and Secretary

## Other Information

### Corporate Address
Cash America International Building
1600 West 7th Street
Fort Worth, Texas 76102-2599
(817) 335-1100
www.cashamerica.com
www.enovafinancial.com
www.cashnetusa.com
www.quickquid.co.uk
www.dollarsdirect.com.au
www.dollarsdirect.ca
www.strikegoldnow.com
www.cashlandloans.com
www.mrpayroll.com
www.primaryinnovations.net

### Stock Listing
Symbol: CSH


CSH
LISTED
NYSE

### Investor Relations
Information requests
should be forwarded to:
L. Dee Littrell
Director, Investor Relations

### Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(800) 635-9270
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6578
TDD Foreign Shareowners: (201) 680-6610
www.bnymellon.com/shareowner/isd

### Direct Stock Purchase/ Dividend Reinvestment Plan
BNY Mellon Shareowner Services administers a direct service investment plan that allows interested investors to purchase Cash America International, Inc. stock directly, rather than through a broker, and become a registered stockholder of the Company. The program offers many features including dividend reinvestment. For detailed information regarding this program, call BNY Mellon Shareowner Services toll free at (800) 542-7530 or write to:
BNY Mellon Shareowner Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

### Independent Registered Public Accountants
PricewaterhouseCoopers LLP
Fort Worth, Texas

### Annual Stockholders' Meeting
May 19, 2010
9:00 AM
Cash America International Building
1600 West 7th Street
Fort Worth, Texas 76102-2599

*A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K can be obtained without charge upon written request to the office of Investor Relations.*


CashAmerica
Cash America International, Inc.

1600 West 7th Street
Fort Worth, Texas 76102-2599
(817) 335-1100

www.cashamerica.com
www.enovafinancial.com
www.cashnetusa.com
www.quickquid.co.uk
www.dollarsdirect.com.au
www.dollarsdirect.ca
www.strikegoldnow.com
www.cashlandloans.com
www.mrpayroll.com
www.primaryinnovations.net